Management’s Discussion and Analysis

Table of Contents

16	Forward-looking statements
17	Non-GAAP measures
18	Financial highlights

Overview
19	Financial results
19	Outlook
20	Shareholder returns
20	Impact of foreign currency translation
20	Impact of acquisitions

Group Financial Performance
21	Total revenue
21	Net interest income
23	Net fee and commission revenues
24	Other operating income
25	Operating expenses
26	Taxes
26	Credit quality
33	Fourth quarter review
34	Summary of quarterly results
34	Financial results reviews: 2012 vs 2011

Group Financial Condition
37	Statement of financial position
38	Capital management
46	Off-balance sheet arrangements
48	Financial instruments
49	Selected credit instruments – publically known risk items

Business Lines
50	Overview
51	Canadian Banking
53	International Banking
55	Global Wealth & Insurance
57	Global Banking & Markets
59	Other

Risk Management
60	Overview
66	Credit risk
70	Market risk
76	Liquidity risk
80	Other risks
80 Operational risk
81 Reputational risk
81 Environmental risk
82 Insurance risk
82 Strategic risk

Controls and Accounting Policies
83	Controls and procedures
83	Critical accounting estimates
87	Future accounting developments
88	Regulatory developments
88	Related party transactions

Supplementary Data
90	Geographic information
92	Credit risk
97	Revenues and expenses
99	Selected quarterly information
100	Eleven-year statistical review

Scotiabank Annual Report  2013      15

MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this Management’s Discussion and Analysis in the Bank’s 2013 Annual Report under the headings “Overview-Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates (See “Controls and Accounting Policies - Critical accounting estimates” in the Bank’s 2013 Annual Report, as updated by quarterly reports); the effect of applying future accounting changes (See “Controls and Accounting Policies - Future accounting developments” in the Bank’s 2013 Annual Report, as updated by quarterly reports); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 60 of the Bank’s 2013 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2013 Annual Report under the heading “Overview-Outlook,” as updated by quarterly reports; and for each business segment “Outlook”. The “Outlook” sections in this document are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

December 6, 2013

16      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which is based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used throughout this report and defined below.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and on which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration, under these circumstances.

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated by adjusting the diluted earnings per share to add back the non-cash, after-tax amortization of intangible assets related to acquisitions (excluding software).

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. In 2013 the economic equity methodology was updated to include new models and assumptions. The changes have been applied prospectively. Return on economic equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the economic equity attributed.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and total average assets related to the Global Capital Markets business within Global Banking & Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in other operating income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in operating expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue (TEB).

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity.

Tangible common equity to risk-weighted assets

Tangible common equity to risk-weighted assets is an important financial measure for assessing the quality of capital. Tangible common equity is total common equity plus non-controlling interests in subsidiaries, less goodwill and unamortized intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets. In prior years, risk-weighted assets were comprised of Basel II risk-weighted assets adjusted for intangible assets deducted from tangible common equity. For 2013, the tangible common equity ratio includes Basel III risk-weighted assets, adjusted to include amounts recognized as regulatory deductions at 100% risk-weight.

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1 and Total Capital ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and other operating revenue arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, other operating income, total revenue, and provision for income taxes are presented below:

T1 TEB gross up

For the year ended October 31 ($ millions)	2013	2012	2011
Net interest income	$15	$17	$21
Other operating income	297	271	266
Total revenue and provision for income taxes	$312	$288	$287

Tax normalization adjustment of net income from associated

corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes.

The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

Scotiabank Annual Report  2013      17

MANAGEMENT’S DISCUSSION AND ANALYSIS

T2 Financial highlights

	IFRS			CGAAP

As at and for the years ended October 31(1)	2013	2012	2011	2010		2009
Operating results ($ millions)
Net interest income	11,366	10,003	9,014	8,621		8,328
Net interest income (TEB(2))	11,381	10,020	9,035	8,907		8,616
Non-interest revenue	9,977	9,698	8,296	6,884		6,129
Non-interest revenue (TEB(2))	10,274	9,969	8,562	6,884		6,129
Total revenue	21,343	19,701	17,310	15,505		14,457
Total revenue (TEB(2))	21,655	19,989	17,597	15,791		14,745
Provision for credit losses	1,296	1,252	1,076	1,239		1,744
Operating expenses	11,587	10,403	9,481	8,182		7,919
Provision for income taxes	1,763	1,580	1,423	1,745		1,133
Provision for income taxes (TEB(2))	2,075	1,868	1,710	2,031		1,421
Net income	6,697	6,466	5,330	4,339		3,661
Net income attributable to common shareholders	6,205	6,023	4,965	4,038		3,361
Operating performance
Basic earnings per share ($)	5.19	5.31	4.63	3.91		3.32
Diluted earnings per share ($)	5.15	5.22	4.53	3.91		3.31
Adjusted diluted earnings per share(2)(3) ($)	5.21	5.28	4.58	3.94		3.35
Return on equity(2) (%)	16.4	19.7	20.3	18.3		16.7
Productivity ratio (%)(TEB(2))	53.5	52.0	53.9	51.8		53.7
Core banking margin (%)(TEB(2))	2.32	2.32	2.32	N/A	(4)	N/A	(4)
Financial position information ($ millions)
Cash and deposits with financial institutions(5)	53,338	47,337	38,723	39,530		37,698
Trading assets	96,489	87,596	75,799	N/A	(4)	N/A	(4)
Loans(5)	402,150	352,487	319,056	284,224		266,302
Total assets	743,788	668,044	594,423	526,657		496,516
Deposits(5)	516,554	463,590	421,335	361,650		350,419
Common equity	40,569	35,252	26,356	23,656		21,062
Preferred shares	4,084	4,384	4,384	3,975		3,710
Assets under administration(2)	377,766	327,977	297,668	243,817		215,097
Assets under management(2)	145,470	114,694	102,733	53,532		46,304
Capital measures(1)(6)
Common Equity Tier 1 ratio (%)	9.1	N/A	N/A	N/A		N/A
Tier 1 capital ratio (%)	11.1	13.6	12.2	11.8		10.7
Total capital ratio (%)	13.5	16.7	13.9	13.8		12.9
Tangible common equity to risk-weighted assets(2)(%)	11.1	11.3	9.6	9.7		8.3
Assets to capital multiple	17.1	15.0	16.6	17.0		16.6
Risk-weighted assets ($ millions)	288,246	253,309	233,970	215,034		221,656
Credit quality
Net impaired loans ($ millions)(7)	1,808	1,973	1,957	3,044		2,563
Allowance for credit losses ($ millions)	3,273	2,969	2,689	2,796		2,875
Net impaired loans as a % of loans and acceptances(5)(7)	0.44	0.55	0.60	1.04		0.93
Provision for credit losses as a % of average loans and acceptances (annualized)(5)	0.32	0.36	0.34	0.45		0.60
Common share information
Share price ($)(TSX)
High	64.10	57.18	61.28	55.76		49.19
Low	52.30	47.54	49.00	44.12		23.99
Close	63.39	54.25	52.53	54.67		45.25
Shares outstanding (millions)
Average – Basic	1,195	1,133	1,072	1,032		1,013
Average – Diluted	1,209	1,160	1,108	1,034		1,016
End of period	1,209	1,184	1,089	1,043		1,025
Dividends per share ($)	2.39	2.19	2.05	1.96		1.96
Dividend yield (%)(8)	4.1	4.2	3.7	3.9		5.4
Market capitalization ($ millions)(TSX)	76,612	64,252	57,204	57,016		46,379
Book value per common share ($)	33.57	29.76	24.20	22.68		20.55
Market value to book value multiple	1.9	1.8	2.2	2.4		2.2
Price to earnings multiple	12.2	10.2	11.3	14.0		13.6
Other information
Employees	83,874	81,497	75,362	70,772		67,802
Branches and offices	3,330	3,123	2,926	2,784		2,686
(1)	Amounts and financial ratios for periods after 2010 were prepared in accordance with International Financial Reporting Standards (IFRS). Amounts and financial ratios for 2010 and 2009 were prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP). Capital measures for 2011 have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Refer to page 17 for a discussion of non-GAAP measures.
(3)	Prior period amounts have been restated to reflect the current period definition. Refer to non-GAAP measures on page 17.
(4)	N/A not applicable/not presented under CGAAP.
(5)	Prior period amounts and related ratios have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 2 in the consolidated financial statements). Amounts and related ratios prior to 2011 have not been restated.
(6)	Effective November 1, 2012 regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 38). Comparative amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(7)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(8)	Based on the average of the high and low common share price for the year.

18      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OVERVIEW

Overview

Financial Results

Scotiabank had record results in 2013 and met or exceeded all of its financial objectives. Net income was $6,697 million, $231 million or 4% higher than last year’s record results. Diluted earnings per share (EPS) were $5.15 as compared to $5.22 in 2012. Return on Equity was at 16.4% compared to 19.7% last year.

The current year’s net income included a non-recurring after-tax benefit of $90 million in International Banking from (i) the gain on sale of Thanachart Life Assurance Public Company Ltd. by Thanachart Bank, an associated corporation in Thailand ($150 million after tax), less (ii) a valuation adjustment on acquisition-related receivables in Puerto Rico ($40 million after tax) and (iii) a restructuring charge in the Bank’s Uruguay operations ($20 million after tax). Combined, these non-recurring items amounted to 7 cents per share. Last year’s net income benefited from real estate gains of $708 million or 61 cents per share. Adjusting for these items, net income grew by $849 million or 15% and diluted earnings per share were $5.08 as compared to $4.61 in 2012, an increase of 10.2%. Underlying ROE was a strong 16.1% compared to 17.6% last year.

Total revenues on a taxable equivalent basis (TEB) rose 8% from the prior year to $21,655 million. Adjusting for the above noted gain from an associated corporation this year, the real estate gains in 2012 and the positive impact of foreign currency translation, total revenues increased by 12%.

Net interest income (TEB) increased $1,361 million or 14% to $11,381 million, primarily from the contribution of acquisitions and growth in average core banking assets. The core banking margin remained unchanged from the previous year.

Net fee and commission revenue was $6,939 million, up $665 million or 11% year over year. Acquisitions accounted for approximately one-third of the increase. Growth was primarily in wealth management fees, from higher mutual fund asset levels and brokerage commissions. Banking revenue growth was broad-based across all revenue categories.

Other operating income (TEB) was $3,335 million a decrease of $360 million or 10% from the prior year, which reflected the impact of the real estate gains in 2012. Partly offsetting was the noted gain from an associated corporation this year. Adjusting for these items, the growth was 11% reflecting higher net gains on investment securities and insurance revenues.

The total provision for credit losses was $1,296 million in 2013, up $44 million from $1,252 million last year, mainly from higher provisions in International Banking, partly offset by lower provisions in Canadian Banking. As well, the prior year included a $100 million increase in the collective allowance for performing loans.

Operating expenses rose 11% over last year to $11,587 million. Approximately half of this growth was attributable to acquisitions, the negative impact of foreign currency translation, and the above noted non-recurring items. The remaining increase reflects initiatives to support business growth, higher employee benefits costs and increased rent due to the sale of Scotia Plaza last year. Operating leverage was positive 1.6%, after adjusting for the prior year real estate gains and the above noted non-recurring items in 2013.

The Bank’s overall effective income tax rate was 20.8% compared to 19.6% for the same period last year. The increase in the effective tax rate was due primarily to the impact of lower taxes on the sale of real estate assets in the prior year.

The all-in Basel III common equity Tier 1 ratio was 9.1% as at October 31, 2013, well above the regulatory minimum.

Outlook

Every region around the world is posting positive growth for the first time since the recession, although the pace of global activity remains quite moderate. Despite fiscal pressures and depressed labour markets, improving export competitiveness is supporting a modest recovery in the euro zone. Continued infrastructure and resource developments are providing ongoing support to many Latin American nations, although performances have lagged in some countries because of domestic imbalances that have required policy changes. The performances among the larger emerging market economies, particularly in the Asia-Pacific region, are generally slower, with China transitioning to a more sustainable growth path that relies less on investments.

The earlier rebound in U.S. consumer and residential spending has been slowed by federal fiscal belt-tightening measures and the relatively large increase in longer-term borrowing costs. Canada and Mexico have benefited from domestic spending, although the softer environment in the U.S.

C1	Earnings per share (diluted)*

* Amounts prior to 2011 calculated under CGAAP

C2	Closing common share price

as at October 31

C3	Return on equity*

* Amounts prior to 2011 calculated under CGAAP

C4	Return to common shareholders

Share price appreciation plus dividends reinvested, 2003=100

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MANAGEMENT’S DISCUSSION AND ANALYSIS

has reduced export receipts and investments and has reduced the overall pace of growth in both countries. Canadian output will continue to benefit from buoyant activity in the resource-rich western provinces.

The Bank is well-positioned to continue to deliver growth across its businesses. Notwithstanding moderate economic growth continuing into 2014, the Bank’s diversified businesses, consistent and predictable earnings, its focus on growing its customer base, and its strong capital position, should continue to support growth in 2014 and beyond.

Shareholder Returns

A solid financial performance in 2013, coupled with more positive equity markets, generated positive total shareholder return of 21.7%, a substantial increase from 7.6% in 2012, as shown in Table 3.

The total compound annual shareholder return on the Bank’s shares over the past five years was 14.2%, and 10.9% over the past 10 years. This exceeded the total return of the S&P/TSX Composite Index, which was 9.7% over the past five years and 8.3% over the last ten years, as shown in Chart 4.

Quarterly dividends were raised twice during the year – a 5% increase effective in the second quarter and a further 3% effective in the fourth quarter. As a result, dividends per share totalled $2.39 for the year, up 9% from 2012. With a payout ratio of 46% for the year, the Bank was within its target payout ratio of 40-50%.

The Bank’s Return on Equity was 16.4% for fiscal 2013, a decrease from 19.7% in the previous year, due mainly to the large real estate gains in 2012 and the effect of the Bank’s higher capital levels.

T3 Shareholder returns

For the years ended October 31	2013	2012	2011	2010	2009
Closing market price per common share ($)	63.39	54.25	52.53	54.67	45.25
Dividends paid ($ per share)	2.39	2.19	2.05	1.96	1.96
Dividends yield (%)	4.1	4.2	3.7	3.9	5.4
Increase (decrease) in share price (%)	16.8	3.3	(3.9)	20.8	12.6
Total annual shareholder return (%)(1)	21.7	7.6	(0.4)	25.7	18.8

(1)	Total annual shareholder return assumes reinvestment of quarterly dividends, and therefore may not equal the sum of dividend and share price returns in the table.

Impact of Foreign Currency Translation

Foreign currency translation had a positive impact on the Bank’s earnings in 2013. On average, the Canadian dollar depreciated 1% against the U.S. dollar and 5% against the Mexican peso. This movement in the average exchange rate impacted net income, as shown in Table 4.

T4 Impact of foreign currency translation

Average exchange rate	2013	2012	2011
U.S. dollar/Canadian dollar	0.981	0.995	1.013

Impact on income ($ millions except EPS)	2013 vs. 2012	2012 vs. 2011	2011 vs. 2010
Net interest income	$71	$7	$(138)
Net fees and commission revenues	38	–	(85)
Other operating income(1)	(25)	(6)	(9)
Operating expenses	(65)	13	87
Other items (net of tax)	(10)	(7)	38
Net income	$9	$7	$(107)
Earnings per share (diluted)	$0.01	$0.01	$(0.10)
Impact by business line ($ millions)
Canadian Banking	$1	$3	$(5)
International Banking	22	4	(53)
Global Wealth & Insurance	2	3	(15)
Global Banking & Markets	6	(4)	(22)
Other	(22)	1	(12)
	$9	$7	$(107)

(1)	Includes the impact of foreign currency hedges.

Impact of Acquisitions

The Bank made a number of acquisitions in 2012 and 2013, which contributed to the growth in Canadian Banking, International Banking and Global Wealth & Insurance. The impact on selected income statement categories is shown in Table 5.

T5 Impact of acquisitions(1)

($ millions)	2013	2012
Net interest income	$1,282	$433
Net fee and commission revenues	393	190
Other operating income	12	11
Operating expenses	(833)	(310)
Other items (net of tax)	(326)	(122)
Net income	$528	$203

(1)	Includes acquisitions impacting the 2013 results, excluding funding costs.

20      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

GROUP FINANCIAL PERFORMANCE

Total revenue

Total revenue (TEB) was $21,655 million in 2013, an increase of $1,666 million or 8% from the prior year. Both net interest income and net fee and commission revenues reflect double digit percentage increases from the previous year. Other operating income was lower than 2012 as the prior year included substantial real estate gains. Total revenue growth was 7% adjusting for acquisitions, the positive impact of foreign currency translation, the gain on an associated corporation this year and real estate gains in 2012.

The increase in net interest income (TEB) of $1,361 million or 14% was due to the contribution of acquisitions, mainly ING DIRECT, and substantial growth in average core banking assets. The core banking margin was unchanged from the prior year. Excluding ING DIRECT, higher net interest income in Canadian Banking was driven by a 7% increase in average earning assets. International Banking’s growth in average earning assets was partly offset by a slight reduction in the margin. There was significant loan growth in Latin America, with growth above 15% in most significant countries.

Net fee and commission revenue was $665 million or 11% higher than last year, with approximately one third of this increase attributable to the impact of acquisitions. Growth was primarily in wealth management fees from higher mutual fund fees and brokerage revenues, as well as widespread increases in credit cards, deposit and payment services, credit and other banking fees. The higher mutual fund management fees were due partly to the introduction of fixed administration fees for the Dynamic funds, which replaced operating expenses that were previously incurred by, or charged to, these funds.

Other operating income (TEB), excluding the real estate gains of $838 million in 2012 and the $150 million noted gain in an associated corporation in 2013, was up $328 million or 11%. The increase was primarily from growth in underlying income from investments in associated corporations and higher net gains on investment securities and insurance revenues. Trading income was up slightly from the prior year, higher revenues in the fixed income and equities businesses were partly offset by reduced revenues in commodities and foreign exchange businesses.

Net Interest Income

Net interest income (TEB) was $11,381 million, an increase of $1,361 million or 14% from the prior year. Acquisitions contributed 60% of the increase. Excluding acquisitions, the underlying growth was 6% driven primarily by a 6% increase in core earning assets as the core banking margin was relatively flat.

Core banking assets increased $60 billion or 14% to $489 billion, with acquisitions contributing approximately 60% of this increase. Excluding acquisitions, core banking assets increased 6%; with $10 billion in residential mortgages and $3 billion in consumer auto loans in Canadian Banking, $9 billion in International Banking, mainly in retail and commercial loans, and $2 billion in corporate lending in the U.S., Europe and Canada.

The core banking margin was 2.32%, unchanged from the previous year. Margin compression across the business lines was offset by changes in the product mix.

Canadian Banking’s margin fell due to the ING DIRECT acquisition. Excluding ING DIRECT, the margin was flat as higher spreads on mortgages were offset by lower spreads on deposits.

International Banking’s margin was relatively flat at 4.12% compared to 4.14% last year, with the positive impact of acquisitions, offsetting declines in Asia and Latin America due in part to increased competition, regulatory changes and product mix.

Global Banking & Markets’ margin fell due primarily due to lower spreads in Canada and the U.S.

Outlook

The Bank’s net interest income is expected to increase in 2014 from moderate growth in core banking assets. The core banking margin is expected to be in line with 2013. The core banking margin may benefit from the run-off of higher cost long-term funding and a change in asset mix, including lower volumes of narrow spread deposits with banks. However, this benefit is expected to be partly offset by downward pressure on deposit spreads from the continued low interest rate environment.

C5	Net interest income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

C6	Net fee and commission revenues by business line(1)

$ millions

(1)	Excludes Other segment

C7	Average core banking assets and margin

TEB, $ millions

C8	Other operating income by business line(1)

TEB, $ millions

(1)	Excludes Other segment

Scotiabank Annual Report  2013      21

MANAGEMENT’S DISCUSSION AND ANALYSIS

T6 Net interest income and core banking margin(1)

	2013			2012			2011
($ billions, except percentage amounts)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Total average assets and net interest income	$748.8	11.3		$659.5	10.0		$586.1	9.0
Less: total assets in Global Capital Markets(2)	212.0	–		183.8	–		160.0	–
Banking margin on average total assets	$536.8	11.3	2.11%	$475.7	10.0	2.10%	$426.1	9.0	2.11%
Less: non-earning assets and customer’s liability under acceptances	47.4			46.1			37.9
Core banking assets and margin	$489.4	11.3	2.32%	$429.6	10.0	2.32%	$388.2	9.0	2.32%
(1)	Taxable equivalent basis. Refer to non-GAAP measures on page 17.
(2)	Net interest income in Global Capital Markets trading assets is recorded in trading revenues in other operating income.

T7 Average balance sheet(1) and net interest income

	2013			2012(4)			2011(4)

TEB(2) For the fiscal years ($ billions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Deposits with banks	$55.6	$0.3	0.50%	$56.9	$0.3	0.50%	$45.7	$0.3	0.60%
Trading assets	105.1	0.1	0.12%	90.8	0.1	0.15%	86.3	0.1	0.16%
Securities purchases under resale agreements	80.0	0.2	0.24%	60.1	0.2	0.37%	47.5	0.2	0.46%
Investment securities	40.2	0.8	2.19%	34.6	0.9	2.67%	33.9	0.9	2.57%
Loans:
Residential mortgages	206.6	7.4	3.59%	167.9	6.5	3.86%	156.2	6.4	4.10%
Personal and credit cards	72.1	5.6	7.70%	65.7	4.9	7.49%	62.4	4.3	6.89%
Business and government	116.9	4.4	3.76%	105.0	4.3	4.00%	88.8	3.7	4.13%
Allowance for credit losses	(3.3)			(2.9)			(2.7)
Total loans	$392.3	$17.4	4.42%	$335.7	$15.7	4.65%	$304.7	$14.4	4.56%
Total earning assets	$673.2	$18.8	2.80%	$578.1	$17.2	2.97%	$518.1	$15.9	3.06%
Customer’s liability under acceptances	10.2			8.8			7.9
Other assets	65.4			72.6			60.1
Total assets	$748.8	$18.8	2.52%	$659.5	$17.2	2.60%	$586.1	$15.9	2.71%
Liabilities and equity
Deposits:
Personal	$167.2	$2.6	1.57%	$135.4	$2.4	1.75%	$129.3	$2.4	1.88%
Business and government	312.0	3.4	1.09%	292.8	3.3	1.13%	259.0	3.0	1.14%
Banks	35.7	0.3	0.69%	33.0	0.3	0.80%	28.2	0.2	0.74%
Total deposits	$514.9	$6.3	1.22%	$461.2	$6.0	1.29%	$416.5	$5.6	1.34%
Obligations related to securities sold under repurchase agreements	77.7	$0.3	0.37%	54.5	0.3	0.48%	37.3	0.4	0.95%
Subordinated debentures	7.8	0.3	4.37%	7.3	0.4	5.19%	6.9	0.4	5.34%
Capital instrument liabilities	1.1	0.1	8.19%	1.8	0.1	7.30%	2.1	0.1	6.61%
Other interest-bearing liabilities	44.5	0.5	1.02%	36.6	0.4	1.17%	41.3	0.4	0.94%
Total interest-bearing liabilities	$646.0	$7.5	1.15%	$561.4	$7.2	1.27%	$504.1	$6.9	1.36%
Other liabilities including acceptances	58.7			61.5			51.7
Equity(3)	44.1			36.6			30.3
Total liabilities and equity	$748.8	$7.5	1.00%	$659.5	$7.2	1.08%	$586.1	$6.9	1.17%
Net interest income		$11.3			$10.0			$9.0
(1)	Average of daily balances.
(2)	Refer to non-GAAP measures on page 17.
(3)	Includes non-controlling interests of $1.8 billion in 2013, $1.7 billion in 2012, and $1.5 billion in 2011.
(4)	Prior period amounts have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to note 2 in the consolidated financial statements).

22      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T8 Net fee and commission revenues For the fiscal years ($ millions)	2013	2012	2011	2013 versus 2012
Fee and commission revenues
Banking
Card revenues	$816	$768	$608	6%
Deposit and payment services
Deposit services	865	846	761	2
Other payment services	257	237	212	8
	$1,122	$1,083	$973	4%
Credit fees
Commitment and other credit fees	717	690	668	4
Acceptance fees	226	207	188	9
	$943	$897	$856	5%
Other	$611	$467	$435	31%
Total banking revenue	$3,492	$3,215	$2,872	9%
Wealth management
Mutual funds	$1,280	$1,125	$940	14%
Brokerage fees	848	721	728	18
Investment management and trust
Investment management and custody	150	141	133	6
Personal and corporate trust	215	183	162	18
	365	324	295	13
Total wealth management revenue	$2,493	$2,170	$1,963	15%
Underwriting and other advisory	$503	$493	$492	2%
Non-trading foreign exchange	404	365	349	11
Other	345	293	267	17
Fee and commission revenues	$7,237	$6,536	$5,943	11%
Fee and commission expenses
Card expenses	$221	$189	$153	17%
Deposit and payment services expenses	76	68	52	13
Other expenses	1	5	11	(85)
	$298	$262	$216	14%
Net fee and commission revenues	$6,939	$6,274	$5,727	11%

Net fee and commission revenues

Net fee and commission revenues were $6,939 million, an increase of $665 million or 11%, spread across all categories. Acquisitions contributed about one third of this increase.

Card revenues grew $48 million or 6% to $816 million. Higher revenues in Canadian Banking reflected increased transaction-based fees. Growth in International Banking resulted from a combination of the full year impact of the acquisition in Colombia and higher revenues in the Caribbean.

Revenues from deposit services were $865 million, up $19 million or 2% over 2012, with some of the growth in Colombia and the remainder in the Caribbean. Revenues from other payment services were up $20 million or 8%, spread throughout Latin America as well as in Canadian Banking.

Credit fees were up $46 million or 5% from the prior year. Commitment and other credit fees were higher in Global Banking & Markets and International Banking. Acceptance fees were higher in both Global Banking & Markets and Canadian Banking from higher volumes.

Within the other banking revenue category, the main component of the $144 million increase was higher pension management fees from acquisitions, as well as growth in personal banking fees in International Banking.

The increase in Mutual Fund fees of $155 million or 14% arose from a combination of higher average assets under management in ScotiaFunds, the full year impact of the introduction of fixed administration fees for the Dynamic funds, as well as growth in fees in International Banking.

Brokerage fees were up $127 million or 18% primarily from an increase in fee-based assets in the full service brokerage business.

Investment management and custody fees increased $9 million or 6%, primarily from higher portfolio management fees in Global Wealth & Insurance.

Personal and corporate trust was $32 million or 18% higher, primarily in Latin America.

Underwriting and other advisory fees were up year over year $10 million, or 2%.

C9	Sources of net fee and commission revenues

Scotiabank Annual Report  2013      23

MANAGEMENT’S DISCUSSION AND ANALYSIS

Non trading foreign exchange fees were up $39 million or 11% to $404 million, with higher revenues throughout International Banking, as well as in Global Wealth & Insurance.

Other fee and commission revenues comprise mainly insurance fees and non-retail brokerage fees. Insurance fees were higher mostly in Colombia and the Caribbean. There was also growth in non-retail brokerage fees in Global Banking & Markets.

Fee and commission expenses rose $36 million or 14% to $298 million. Higher card expenses reflected higher transaction volumes in both Canadian Banking and International Banking.

Outlook

Solid organic growth is expected in net fee and commission revenues in 2014, across all categories, particularly in card revenues, credit fees and brokerage fees.

Other operating income

Other operating income (TEB) was $3,335 million, a decrease of $360 million or 10% from 2012. Last year’s revenue included real estate gains of $838 million, while this year included the noted gain from an associated corporation of $150 million. Adjusting for these non-recurring items the underlying increase in operating income was $328 million or 11%.

Trading revenues of $1,597 million (TEB) were up slightly by $10 million. Increases in global fixed income more than offset lower revenues in commodities and foreign exchange businesses.

Net gains on investment securities were $375 million, compared to $185 million in 2012, from higher gains on the sales of securities and lower writedowns in 2013.

Net income from investments in associated corporations was $680 million, an increase of $238 million from last year. Excluding the noted gain from an associated corporation, underlying earnings were up $88 million, primarily from Thanachart Bank, as 2012 earnings were negatively affected by the flooding in Thailand. In addition earnings were higher from the Bank’s investment in CI Financial Corp.

Insurance underwriting income grew $60 million or 15% to $448 million. Premium income was 9% higher than the prior year, while claims and other expenses were relatively unchanged.

Other income of $235 million was down $858 million from 2012, primarily from the $838 million gains from the sale of real estate assets last year.

Outlook

Adjusting for the non-recurring gain in 2013, other operating income is expected to be higher in 2014. Trading revenues are expected to be above 2013 levels but are subject to market conditions and customer demand. Securities gains are expected to be lower than the high levels realized in 2013.

T9 Other operating income

For the fiscal years ($ millions)	2013	2012	2011	2013 versus 2012
Trading revenues(1)	$1,300	$1,316	$830	(1)%
Net gain on sale of investment securities	375	185	285	100 +
Net income from investments in associated corporations	680	442	433	54
Insurance underwriting income, net of claims	448	388	294	15
Other	235	1,093	727	(79)
Total other operating income	3,038	3,424	2,569	(11)
Taxable equivalent adjustment	297	271	266	10
Total other operating income (TEB)(2)	$3,335	$3,695	$2,835	(10)%
(1)	On a taxable equivalent basis trading revenues were $1,597 million (2012 – $1,587 million, 2011 – $1,096 million).
(2)	Refer to non-GAAP measures on page 17.

T10 Trading revenues

TEB(1) For the fiscal years ($ millions)	2013	2012	2011
By trading products:
Interest rate and credit	$598	$520	$322
Equities	120	115	27
Commodities	338	425	335
Foreign exchange	198	232	181
Other	46	24	(35)
Sub-total	1,300	1,316	830
Taxable equivalent adjustment	297	271	266
Total trading revenues (TEB)(1)	$1,597	$1,587	$1,096
% of total revenues	7.4%	7.9%	6.2%
(1)	Refer to non-GAAP measures on page 17.

24      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T11 Operating expenses and productivity

For the fiscal years ($ millions)	2013	2012	2011	2013 versus 2012
Salaries and employee benefits
Salaries	$3,552	$3,231	$3,018	10%
Performance-based compensation	1,558	1,477	1,350	5
Share-based compensation(1)	222	208	246	7
Other employee benefits	981	833	744	18
	$6,313	$5,749	$5,358	10
Premises
Net rent	378	321	276	18
Property taxes	83	85	76	(2)
Other premises costs	400	362	334	10
	$861	$768	$686	12

Technology	$954	$839	$760	14

Depreciation and amortization
Depreciation	301	281	274	7
Amortization of intangible assets	219	169	139	30
	$520	$450	$413	16

Communications	$409	$373	$344	10

Advertising and business development	$505	$450	$427	12

Professional	$432	$340	$262	27

Business and capital taxes
Business taxes	234	203	154	15
Capital taxes	40	45	29	(11)
	$274	$248	$183	10

Other	$1,319	$1,186	$1,048	11

Total operating expenses	$11,587	$10,403	$9,481	11%
Productivity ratio (TEB)(2)	53.5%	52.0%	53.9%

(1)	Excludes Employee Share Ownership Plans.
(2)	Taxable equivalent basis. Refer to Non-GAAP measures on page 17.

Operating expenses

Total operating expenses in 2013 were $11,587 million, an increase of $1,184 million or 11%. Approximately $523 million of this increase was due to acquisitions, $65 million was from the unfavourable impact of foreign currency translation and the $74 million impact of non-recurring charges in International Banking. Adjusting for these items, operating expenses increased $522 million or 5% from 2012.

Salaries and employee benefits were $6,313 million, up $564 million or 10% from last year. Excluding the impact of acquisitions and foreign currency translation and the non-recurring charge in International Banking, the underlying increase was $284 million or 5% from higher salaries and benefit costs, reflecting increased staffing levels, annual inflationary increases, and the effect of the continued low interest rate environment on pension costs.

Premises costs rose $93 million or 12% over the previous year to $861 million, with approximately half of the increase attributable to the impact of acquisitions and foreign currency translation. The remaining increase was due partly to higher rental costs from the impact of the sale of Scotia Plaza in 2012.

Technology costs were $954 million, an increase of $115 million or 14% over last year due to acquisitions, business expansion and investment in new initiatives.

Depreciation and amortization increased $70 million or 16% due primarily to acquisitions.

Communications costs rose $36 million or 10% year over year due largely to acquisitions.

Advertising and business development costs increased $55 million or 12% to $505 million, due entirely to the impact of acquisitions.

Professional expenses were up $92 million or 27%, mainly from the inclusion of certain operating expenses that are now recovered through revenues, the impact of acquisitions and unfavourable foreign currency translation. The remaining increase of $32 million or 10% was mainly from higher technology project related costs.

Business and capital taxes in 2013 were $274 million, an increase of $26 million or 10% due mainly to the impact of acquisitions.

C10	Expenses well controlled

$ millions

C11	Productivity*

operating expenses as a % of revenue (TEB)

*	Amounts prior to 2011 calculated under CGAAP

C12	Direct and indirect taxes(1)

$ millions

(1)	Amounts for 2010 and 2009 have been prepared in accordance with Canadian Generally Accepted Accounting Principles.
(2)	Includes taxable-equivalent adjustment.

Scotiabank Annual Report  2013      25

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other expenses were up $133 million or 11% of which approximately 40% was due to the impact of acquisitions and unfavourable foreign currency translation. The remaining increase was due mainly to the non-recurring valuation charge in International Banking, and fees related to higher business volumes.

The productivity ratio in 2013 was 53.5% compared to 52.0% in 2012. Adjusting for both the real estate gains in 2012 and the 2013 non-recurring items, the productivity ratio for 2013 was 53.5% as compared to 54.3% for 2012, an improvement of 0.8%.

Operating leverage was negative 3.0%, or positive 1.6% after adjusting for the noted non-recurring items above.

Outlook

In 2014, focus on cost control and generating positive operating leverage will remain, while supporting global organic growth and investing in key business initiatives.

Taxes

The provision for income taxes was $1,763 million, an increase from $1,580 million last year. The Bank’s overall effective income tax rate was 20.8% compared to 19.6% for the same period last year. The increase in the effective tax rate was due primarily to lower taxes on the sale of real estate assets in the prior year.

Outlook

The Bank’s consolidated effective tax rate is expected to be in the range of 20% to 24% in 2014.

Credit Quality

Provisions for credit losses

The total provision for credit losses was $1,296 million in 2013, up $44 million from the total provision of $1,252 million in 2012. Last year included an increase of $100 million in the collective allowance for performing loans.

The provision for credit losses in Canadian Banking was $477 million, a decrease of $29 million from $506 million last year, due mainly to lower provisions in the commercial portfolios.

The provision for credit losses in International Banking increased $168 million to $781 million. Excluding acquisitions and lower commercial recoveries in Peru, the underlying increase in provision for credit losses was mainly in line with asset growth. The provision this year includes a net benefit of $55 million due to the net amortization of the credit mark on acquired loans in Colombia compared to $20 million in 2012.

The provision for credit losses in Global Wealth & Insurance was $3 million in 2013, unchanged from last year.

The provision for credit losses in Global Banking & Markets was $35 million in 2013, up modestly by $5 million from 2012. In the current year, higher provisions in the U.S. were somewhat offset by net reversals and recoveries in Canada.

T12 Provisions against impaired loans by business line

For the fiscal years ($ millions)	2013	2012	2011
Canadian Banking
Retail(1)	$423	$419	$466
Commercial	54	87	126
	$477	$506	$592
International Banking
Caribbean and Central America	$172	$192	$209
Latin America(2)	601	413	296
Asia and Europe	8	8	4
	$781	$613	$509
Global Wealth & Insurance	$3	$3	$2
Global Banking & Markets
Canada	$(7)	$7	$27
U.S.	38	20	(12)
Europe	4	3	18
	$35	$30	$33
Total	$1,296	$1,152	$1,136
(1)	2011 amounts have been restated for changes in business line structure effective 2011.
(2)	Latin America includes Mexico.

T13	Provisions for credit losses as a percentage of average loans and acceptances

For the fiscal years (%)	2013	2012	2011
Canadian Banking
Retail	0.18%	0.21%	0.25%
Commercial	0.18	0.31	0.50
	0.18	0.23	0.28
International Banking
Retail	2.06	1.93	1.88
Commercial	0.15	0.09	0.09
	0.86	0.75	0.75
Global Wealth & Insurance	0.05	0.05	0.03
Global Banking & Markets(1)	0.09	0.09	0.11
Weighted subtotal – provisions against impaired loans	0.32	0.33	0.36
Provisions against performing loans	0.00	0.03	(0.02)
Weighted total	0.32%	0.36%	0.34%
(1)	Global Corporate and Investment Banking only.

T14 Net charge-offs(1) as a percentage of average loans and acceptances

For the fiscal years (%)	2013	2012	2011
Canadian Banking
Retail	0.18%	0.22%	0.24%
Commercial	0.26	0.31	0.23
	0.19	0.23	0.24
International Banking
Retail	1.51	1.28	1.61
Commercial	(0.06)	0.05	0.07
	0.52	0.49	0.64
Global Wealth & Insurance	0.00	0.06	0.04
Global Banking & Markets(2)	0.13	0.01	0.11
Weighted total	0.25%	0.27%	0.31%

(1)	Write-offs net of recoveries.
(2)	Global Corporate and Investment Banking only.

26      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T15 Impaired loans by business line

	Gross impaired loans		Allowance for credit losses		Net impaired loans

As at October 31 ($ millions)	2013(1)	2012(1)	2013(1)	2012(1)	2013(1)	2012(1)
Canadian Banking
Retail	$756	$765	$(460)	$(462)	$296	$303
Commercial	256	326	(195)	(212)	61	114
	$1,012	$1,091	$(655)	$(674)	$357	$417
International Banking
Caribbean and Central America	$1,160	$1,151	$(454)	$(369)	$706	$782
Latin America(2)	1,237	1,005	(700)	(473)	537	532
Asia and Europe	51	25	(20)	(16)	31	9
	$2,448	$2,181	$(1,174)	$(858)	$1,274	$1,323
Global Wealth & Insurance
Canada	$10	$11	$(4)	$(1)	$6	$10
International	5	–	–	–	5	–
	$15	$11	$(4)	$(1)	$11	$10
Global Banking & Markets
Canada	$–	$80	$–	$(28)	$–	$52
U.S.	184	139	(35)	(21)	149	118
Europe	42	80	(25)	(27)	17	53
	$226	$299	$(60)	$(76)	$166	$223
Totals	$3,701	$3,582	$(1,893)	$(1,609)	$1,808	$1,973
Allowance for credit losses on performing loans					(1,272)	(1,272)
Net impaired loans after allowance on performing loans					$536	$701

Impaired loan metrics

	Net impaired loans

As at October 31 ($ millions)	2013 (1)	2012(1)
Gross impaired loans as a % of total allowance for credit losses and shareholders’ equity	7.44%	8.09%
Net impaired loans as a % of loans and acceptances(3)	0.44%	0.55%
Allowance against impaired loans as a % of gross impaired loans	51%	45%

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	Latin America includes Mexico.
(3)	Ratios for 2012 have been restated to reflect the current period presentation of deposits with financial institutions (refer to Note 2 in the Consolidated Financial Statements).

Allowance for credit losses

The total allowance for credit losses was $3,165 million as at October 31, 2013 (excluding $108 million related to loans covered by FDIC guarantees in R-G Premier Bank of Puerto Rico), up from $2,881 million (excluding $88 million related to R-G Premier Bank last year). The $284 million increase was attributable primarily to allowance increases in International Banking.

Allowances in Canadian Banking decreased by $19 million, primarily in the commercial portfolios, where loan write-offs exceeded new provisions.

In International Banking, allowances increased by $316 million to $1,174 million. While the increase was broad-based across all geographies, the bulk of the increase was in Latin America.

Global Banking & Markets’ allowances remained modest, decreasing to $60 million from $76 million.

The collective allowance for credit losses on performing loans remained unchanged at $1,272 million, compared to an increase of $100 million in 2012.

C13	Credit losses*

Provisions against impaired loans as a % of average loans & acceptances

*	Amounts prior to 2011 calculated under CGAAP

C14	Net impaired loan ratio*

as a % of loans & acceptances, as at October 31

*	Amounts prior to 2011 calculated under CGAAP
(1)	Ratios for 2012 have been restated to reflect the current period presentation of deposits with financial institutions (refer to Note 2 in the Consolidated Financial Statements).

C15	Gross impaired loans*

as a % of equity & allowances for credit losses as at October 31

*	Amounts prior to 2011 calculated under CGAAP

C16	Low delinquency in Canadian retail portfolio

delinquent loans as a % of total loans

C17	International retail portfolio

delinquent loans as a % of total loans

Scotiabank Annual Report  2013      27

MANAGEMENT’S DISCUSSION AND ANALYSIS

Impaired loans

Gross impaired loans increased to $3,701 million as at October 31, 2013, from $3,582 million last year.

Impaired loans in Canadian Banking fell by $79 million, primarily in commercial portfolios.

In International Banking, impaired loans increased by $267 million due largely to increases in Latin America.

In Global Wealth & Insurance, impaired loans increased by $4 million.

Impaired loans in Global Banking & Markets decreased by $73 million, attributable primarily to the portfolios in Canada and Europe.

Net impaired loans, after deducting the allowance for credit losses, were $1,808 million as at October 31, 2013, a decrease of $165 million from a year ago.

As shown in Chart 14, net impaired loans as a percentage of loans and acceptances were 0.44% as at October 31, 2013, an improvement from 0.55% a year ago, due primarily to Canadian Banking’s commercial portfolio and Global Banking & Markets.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowances for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

On the Bank’s acquisition of Banco Colpatria, to arrive at the fair value, an aggregate credit mark adjustment of $549 million was established (incurred loss mark of $385 million and, a future expected loss mark of $164 million). This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition.

For individually assessed loans, the incurred loss mark of $115 million established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition, are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income. As at the end of October 31, 2013, the remaining credit mark adjustment was $67 million (October 31, 2012 – $112 million).

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine losses at the date of acquisition. The portfolio approach resulted in both an incurred loss mark of $270 million and a future expected loss mark of $164 million. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio, and an increase in expected cash flows will result in a recovery in provision for credit losses in the Consolidated Statement of Income. Any cash flows lower than expected will result in additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans amortizes down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the acquired loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A charge is recorded if the actual losses exceed the amortized amounts. As at October 31, 2013, on the loans that are not individually assessed, the remaining incurred loss mark and expected loss mark was $80 million and $57 million, respectively (October 31, 2012 – $159 million and $137 million).

On the Bank’s acquisition of ING DIRECT, to arrive at the fair value of the purchased loans, an aggregate credit mark adjustment of $40 million was established (incurred loss mark of $11 million and a future expected loss mark of $29 million) relating to $13.9 billion of uninsured loans. There were no loans acquired at a deep discount within the purchased loan portfolio. As at the end of October 31, 2013, the remaining incurred loss mark and future expected loss mark were $7 million and $23 million, respectively.

Portfolio review

Canadian Banking

The overall credit quality of the consumer portfolio in Canada improved year over year. Gross impaired loans in the retail portfolio improved from 2012, decreasing by 1% or $9 million. Portfolio quality continued to benefit from high secured lending, with 94% of total retail loans being secured by an underlying asset such as a house or an automobile.

Reportable delinquency decreased 15 basis points to 1.02%. Provisions for credit losses in the Canadian retail portfolio were $423 million, up $4 million or 1% from last year, in line with growth in the portfolio. The provision for credit losses as a percentage of average loans was 0.18%, compared to 0.21% last year.

In the Canadian commercial loan portfolio, gross impaired loans decreased by $70 million to $256 million. The provision for credit losses in the Canadian commercial loan portfolio was $54 million, down $33 million or 38% from last year.

International Banking

Retail performance metrics remain stable, aligned with portfolio growth. In retail, gross impaired loans increased by $163 million to $1,560 million during the year, with an increase attributable to Mexico and recent acquisitions in Latin America. The provision for credit losses in the retail portfolio increased to $698 million from $568 million last year, with higher provisions in Latin America.

In commercial banking, gross impaired loans were $888 million, an increase of $104 million over the prior year, in most regions, partially offset by Chile, Caribbean and Central America. The provision for credit losses in the commercial portfolio was $83 million in 2013, versus $45 million in 2012. The increase was attributable mainly to lower commercial recoveries in Peru and the impact of the acquisition in Colombia, somewhat offset by lower provisions in Caribbean and Central America.

Global Wealth & Insurance

Global Wealth & Insurance’s overall credit quality was strong in 2013. The provision for credit losses was $3 million and gross impaired loans were $15 million.

Global Banking & Markets

The provision for credit losses was $35 million in 2013, versus $30 million in 2012. The provisions this year were primarily in the U.S.

Gross impaired loans in Global Banking & Markets decreased by $73 million in 2013 to $226 million. Impaired loans in Canada decreased by $80 million year over year to $nil and in Europe decreased by $38 million to $42 million. Impaired loans in the U.S. rose by $45  million to $184 million.

Risk diversification

The Bank’s exposures to various countries and types of borrowers are well diversified (see Table 62 on page 90 and Table 66 on page 92). Chart 18 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure at 36% of the total. Latin America has 9% of the total exposure and the U.S. has 5%.

Chart 19 shows loans and acceptances by type of borrower (see Table 66 on page 92). Excluding loans to households, the largest industry exposures were financial services (5.7%), wholesale and retail (3.4%), and real estate and construction (3.4%).

28      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry and country, with loan sales and credit derivatives used sparingly. In 2013, loans sales totaled $161 million, compared to $649 million in 2012. The largest volume of loan sales in 2013 related to loans in the oil and gas and food and beverage industries.

At October 31, 2013, credit derivatives used to mitigate exposures in the portfolios totaled $31 million (notional amount), compared to $80 million at October 31, 2012.

The Bank actively monitors industry and country concentrations. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted. Hotels, media and shipping portfolios are being closely managed.

Overview of loan portfolio – Top and emerging risks

While the Bank has a well diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Residential mortgages

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at October 31, these loans accounted to $286 billion or 69% of the Bank’s total loans and acceptances outstanding (October 31, 2012 – $244 billion or 67%). Of these, $228 billion or 81% are real estate secured loans (October 31, 2012 – $194 billion or 80%). The tables below provide more details by portfolios.

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

T16 Insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas

	2013
	Residential mortgages						Home equity lines of credit
As at October 31	Insured (1)		Uninsured		Total		Insured (1)		Uninsured		Total
($millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$7,294	3.9%	$4,656	2.5%	$11,950	6.4%	$2	–%	$1,298	6.9%	$1,300	6.9%
Quebec	8,265	4.4	7,701	4.0	15,966	8.4	1	–	1,029	5.5	1,030	5.5
Ontario	50,866	26.9	43,704	23.1	94,570	50.0	5	0.1	9,150	48.9	9,155	49.0
Manitoba & Saskatchewan	4,567	2.4	3,330	1.8	7,897	4.2	2	–	889	4.8	891	4.8
Alberta	17,298	9.2	11,209	5.9	28,507	15.1	4	–	3,186	17.1	3,190	17.1
British Columbia & Territories	15,005	7.9	15,042	8.0	30,047	15.9	1	–	3,114	16.7	3,115	16.7
Canada	$103,295	54.7%	$85,642	45.3%	$188,937	100%	$15	0.1%	$18,666	99.9%	$18,681	100%
International	–	–	20,928	100	20,928	100	–	–	–	–	–	–
Total	$103,295	49.2%	$106,570	50.8%	$209,865	100%	$15	0.1%	$18,666	99.9%	$18,681	100.0%

	2012
Canada	$92,956	59.2%	$64,068	40.8%	$157,024	100%	$25	0.1%	$18,823	99.9%	$18,848	100%
International	–	–	18,606	100	18,606	100	–	–	–	–	–	–
Total	$92,956	52.9%	$82,674	47.1%	$175,630	100%	$25	0.1%	$18,823	99.9%	$18,848	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by amortization periods, and by geographic areas.

T17 Distribution of residential mortgages by amortization periods, and by geographic areas

	2013
	Residential mortgages by amortization(1)
As at October 31	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	34.3%	29.4%	26.6%	9.5%	0.2%	100%
International	64.5%	21.2%	12.9%	1.1%	0.3%	100%
	2012
Canada	36.5%	20.3%	30.8%	10.8%	1.6%	100%
International	63.6%	19.0%	16.3%	0.9%	0.2%	100%
(1)	Amortization refers to remaining amortization period.

Loan to value ratios

The Canadian residential mortgage portfolio is 45% uninsured (October 31, 2012 – 41%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 57% (October 31, 2012 – 57%).

C18	Well diversified in Canada and internationally…

loans and acceptances, October 2013

C19	… and in household and business lending

loans & acceptances

Scotiabank Annual Report  2013      29

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit during the year, which include mortgages for purchases, refinances with a request for additional funds and transfer from other financial institutions, by geographic areas.

T18 Loan to value ratios

	Uninsured LTV ratios(1)
	For the year ended October 31, 2013
	Residential mortgages LTV%	Home equity lines of credit(2) LTV%
Canada:
Atlantic provinces	67.2%	62.7%
Quebec	62.1	66.6
Ontario	62.7	63.2
Manitoba & Saskatchewan	66.6	64.7
Alberta	66.0	67.8
British Columbia & Territories	59.5	62.0
Canada	63.0%	63.8%
International(4)	71.1%	N/A
	For the three months ended October 31, 2012
Canada(3)	63.8%	65.8%
International(4)	70.4%	N/A
(1)	Based on geographic location of units responsible for recording revenue.
(2)	LTV is calculated based on the sum of residential mortgages and the authorized limit for related revolving home equity lines of credit (HELOC) under the Scotia Total Equity Plan, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOC’s originated during the year.
(3)	Excludes the uninsured residential mortgages acquired as part of the ING DIRECT acquisition, which had a weighted LTV ratio of 60.0%.
(4)	There are no material HELOC exposures in the international portfolio.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, which have been an area of recent focus, the Bank had loans outstanding of $971 million as, at October 31, 2013 (October 31, 2012 – $695 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

European exposure

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

The Bank’s total gross European exposure (net of collateral held) as at October 31, 2013 was $27.7 billion (October 31, 2012 – $28.8 billion), with net funded exposure of $19.4 billion (net of undrawn commitments and net of collateral held) (October 31, 2012 –$20.8 billion).

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (81% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

T19 European exposure

The current European exposure is provided below:

As at October 31	2013						2012
	Loans and Loan Equivalents			Other
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with banks(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European Exposure	Total European Exposure
Gross exposures	$8,374	$1,523	$8,370	$8,871	$611	$27,749	$28,751
Less: Undrawn commitments	–	–	8,370	–	–	8,370	7,970
Net funded exposure	$8,374	$1,523	$0	$8,871	$611	$19,379	$20,781
(1)	Net of allowances for credit losses of $27 million. Gross and net values are equal as collateral is not posted against these exposures.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon at the time of default of an obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions. Gross and net values are equal as collateral is not posted against these exposures.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Net funded exposure represents all net positive positions after taking into account collateral. Collateral held against derivatives was $1,265 million and collateral held against SFT was $11,121 million.

30      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

T20 Funded exposures

Below are the funded exposures related to all European countries:

As at October 31	2013(1)				2012
($ millions)	Sovereign(3)	Bank	Corporate(2)	Total	Total
Greece	$–	$–	$432	$432	$426
Ireland	33	20	173	226	298
Italy	(28)	375	60	407	695
Portugal	–	7	21	28	30
Spain	28	46	242	316	252
Total GIIPS	$33	$448	$928	$1,409	$1,701

U.K.	$725	$1,314	$4,760	$6,799	$8,711
Germany	621	874	903	2,398	2,914
France	1,631	614	689	2,934	1,947
Netherlands	10	392	610	1,012	1,268
Switzerland	–	807	1,138	1,945	1,503
Other	520	455	1,907	2,882	2,737
Total Non-GIIPS	$3,507	$4,456	$10,007	$17,970	$19,080
Total Europe	$3,540	$4,904	$10,935	$19,379	$20,781
Total Europe as at October 31, 2012	$4,579	$5,668	$10,534	$20,781
(1)	Bracketed amounts represent net short positions arising from trading transactions.
(2)	Corporate includes Financial Institutions that are not Banks.
(3)	Includes $170 million (October 31, 2012 – $183 million) in exposure to supra-national agencies.

T21 Bank’s exposure distribution by country

The Bank’s exposures are distributed as follows:

As at October 31	2013(1)					2012
($ millions)	Loans and loan equivalents	Deposits with banks	Securities	SFT and derivatives	Total	Total
Greece	$427	$–	$5	$–	$432	$426
Ireland	21	35	170	–	226	298
Italy	354	2	51	–	407	695
Portugal	–	–	28	–	28	30
Spain	260	–	45	11	316	252
Total GIIPS	$1,062	$37	$299	$11	$1,409	$1,701

U.K.	$3,830	$1,092	$1,470	$407	$6,799	$8,711
Germany	760	530	1,076	32	2,398	2,914
France	520	102	2,287	25	2,934	1,947
Netherlands	353	49	600	10	1,012	1,268
Switzerland	1,442	20	414	69	1,945	1,503
Other	1,930	32	863	57	2,882	2,737
Total Non-GIIPS	$8,835	$1,825	$6,710	$600	$17,970	$19,080
Total Europe	$9,897	$1,862	$7,009	$611	$19,379	$20,781
(1)	Bracketed amounts represent net short positions arising from trading transactions.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of October 31, 2013, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $1.4 billion, down from $1.7 billion last year.

Specific to sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $29 million and $4 million in trading book securities. The Bank was net long securities in sovereign exposures to Spain ($28 million) and net short securities in Italy ($28 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $375 million, as at October 31, 2013 (October 31, 2012 – $626 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $432 million (October 31, 2012 – $426 million) related primarily to secured loans to shipping companies.

Securities exposures to European sovereigns and banks (excluding GIIPS) was $4.4 billion as at October 31, 2013 (October 31, 2012 – $3.5 billion), predominately related to issuers in the United Kingdom, Germany and France. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of the current funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis.

Scotiabank Annual Report  2013      31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Undrawn commitments of $8.4 billion (October 31, 2012 – $8.0 billion) are comprised of unfunded loan commitments and letters of credit issued on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $5.1 billion as at October 31, 2013 (October 31, 2012 – $4.5 billion). As at October 31, 2013, issued letters of credit with banks amounted to $2.9 billion (October 31, 2012 – $3.1 billion). Unfunded commitments are detailed further by country in Table 22 below.

The Bank’s indirect exposure is also detailed in Table 22 below and is defined as:

–	securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and

–	letters of credit or guarantees (included as loan equivalents in the above table) from entities in European countries to entities in countries outside of Europe.

Included in the indirect securities exposure was $179 million related to GIIPS, $91 million to the United Kingdom and $236 million to Germany. Indirect exposure by way of letters of credit totaled $1,523 million at October 31, 2013 (October 31, 2012 – $1,068 million), of which $69 million (October 31, 2012 – $196 million) was indirect exposure to GIIPS. Indirect exposure is managed through our credit risk management framework, with a robust assessment of the counterparty. In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $680 million (October 31, 2012 – $507 million).

T22 Indirect exposures

As at October 31	Undrawn Commitments		Indirect Exposure
($ millions)	2013	2012	2013	2012
Greece	$0	$23	$0	$0
Ireland	68	28	18	2
Italy	74	38	21	155
Portugal	0	–	0	0
Spain	294	231	209	423
Total GIIPS	$436	$320	$248	$580

U.K.	$4,043	$2,914	$524	$138
Germany	782	1,116	370	257
France	647	879	273	306
Netherlands	845	892	172	51
Switzerland	548	942	229	125
Other	1,069	907	288	206
Total Non-GIIPS	$7,934	$7,650	$1,856	$1,083
Total Europe	$8,370	$7,970	$2,104	$1,663

The Bank does not use credit default swaps (CDS) as a risk mitigation technique to reduce its sovereign debt exposures. With respect to banks and non-bank financial institutions and corporations, the Bank may on occasion use CDS to partially offset its funded loan exposures. Specific to GIIPS as at October 31, 2013, the Bank had no CDS protection on funded exposures. As part of the trading portfolio, the Bank may purchase or sell CDS. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Like other banks, Scotiabank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, Scotiabank has no funded exposure in these countries to retail customers or small businesses.

Outlook

The quality of the Bank’s credit portfolio is expected to remain strong given its low exposure to areas and regions of concern and broad global diversification. Domestically, provisions for credit losses are expected to increase with asset growth, along with potentially higher commercial provisions from a very low level in 2013. Internationally, the Bank’s loan loss ratio is expected to climb somewhat reflecting recent acquisitions.

32      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Fourth Quarter Review

Q4 2013 vs. Q4 2012

Net income

Net income was $1,703 million in the fourth quarter, an increase of $184 million or 12% from the same quarter last year. The growth in net income arose from higher net interest income partly from acquisitions, increased banking fees and stronger wealth management revenues. These increases were partly offset by growth in operating expenses.

Total revenue

Total revenue (TEB) was $5,493 million, an increase of $555 million or 11% from the same quarter last year, with significant increases in all three revenue categories. Recent acquisitions accounted for a third of the year-over-year growth.

Net interest income

Net interest income (TEB) was up $301 million or 12% from the same period last year. This growth was driven by a 13% increase in core banking assets partially offset by a three basis point decrease in the core banking margin. The former was in part from the acquisition of ING DIRECT Canada (“ING DIRECT”) and higher lending volumes in Canadian Banking and International Banking. The decline in the margin was primarily from the impact of ING DIRECT.

Net fee and commission revenues

Net fee and commission revenue of $1,788 million was up $154 million or 9% from last year. This increase was primarily from higher wealth management revenues in mutual funds and brokerage commissions, as well as growth in banking revenues from credit cards, and deposit and payment services.

Other operating income

Other operating income (TEB) was $821 million, a $101 million or 14% increase from the fourth quarter last year. Most of this increase reflected higher net gains on investment securities, a gain on the sale of a non-strategic business in Peru and higher foreign exchange fees.

Provisions for credit losses

The provision for credit losses was $329 million in the fourth quarter compared to $321 million in the same period last year. The modestly higher provisions were primarily due to higher provisions in International Banking, partially offset by lower provisions in Canadian Banking.

Operating expenses and productivity

Operating Expenses were $2,949 million in the fourth quarter, an increase of $236 million or 9% over the same quarter last year. Acquisitions accounted for approximately half of the growth. The remaining growth was due mainly to increased remuneration, including higher employee benefits costs, while premises, technology, and professional costs, also rose to support growth initiatives.

The productivity ratio was 53.7% in the fourth quarter, an improvement from 54.9% in the same period last year.

Taxes

The effective income tax rate for this quarter was 20.3% compared to 17.0% in the same quarter last year. The increase in the effective rate was due primarily to lower tax recoveries and reduced levels of tax-exempt income this year.

Q4 2013 vs. Q3 2013

Net income

Net income was $1,703 million this quarter, compared to $1,768 million in the previous quarter. Last quarter’s results included a non-recurring after-tax net benefit of $90 million in International Banking from (i) the gain on the sale of a subsidiary by an associated corporation in Thailand ($150 million after tax), less (ii) a valuation adjustment on acquisition-related receivables in Puerto Rico ($40 million after tax), and (iii) a restructuring charge in the Bank’s Uruguay operations ($20 million after tax). Adjusting for these, net income grew $25 million quarter over quarter, primarily from higher banking fees and a gain on the sale of a non-strategic business in Peru. These increases were partly offset by lower net interest income.

Total revenue

Total revenue (TEB) was $5,493 million, a reduction of $109 million or 2% from the previous quarter which included a gain from an associated corporation. Adjusting for this, revenues were up $41 million or 1% as growth in non-interest revenues more than offset a decline in net interest income.

Net interest income

Net interest income (TEB) declined $49 million to $2,885 million. This decrease was a result of a decrease in margin in International Banking and Global Banking and Markets. This was partly offset by higher interest income in Canadian Banking.

Net fee and commission revenues

Net fee and commission revenue was $1,788 million, up $34 million or 2%. This increase was from higher retail banking fees, mainly in Latin America and credit card fees, partly offset by lower underwriting fees.

Other operating income

Other operating income (TEB) was $821 million, a reduction of $92 million from the prior quarter, entirely from the noted gain from an associated corporation last quarter. The remaining growth was primarily from a gain on the sale of a non-strategic business in Peru, higher trading revenues and increased underlying earnings from associated companies.

Provisions for credit losses

The provision for credit losses was $329 million, up $15 million from last quarter, due primarily to moderately higher provisions in the commercial portfolios of the Caribbean and Colombia.

Operating expenses and productivity

Quarter over quarter, operating expenses were slightly lower by $35 million or 1%. Excluding the non-recurring items in International Banking in the previous quarter, underlying expenses grew $39 million or 1%. Higher expenditures in advertising, premises and technology to support business volumes and growth were partially offset by reduced pension and benefits costs and lower performance-based compensation.

Productivity ratio was 53.7% as compared to 53.3% in the previous period.

Taxes

The effective income tax rate this quarter was 20.3% aligned with 20.6% last quarter. Higher tax recoveries and tax-exempt income in subsidiaries this quarter offset last quarter’s benefit from the impact of increased net income from associated corporations.

Scotiabank Annual Report  2013      33

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Quarterly Results

Quarterly Financial Highlights

T23 Quarterly financial highlights

For the three months ended

	Oct. 31 2013	July 31 2013	April 30 2013	Jan. 31 2013	Oct. 31 2012	July 31 2012	April 30 2012	Jan. 31 2012	Oct. 31 2011	July 31 2011	April 30 2011	Jan. 31 2011
Total revenue ($ millions)	$5,416	$5,523	$5,222	$5,182	$4,864	$5,512	$4,704	$4,621	$4,225	$4,298	$4,639	$4,148
Total revenue (TEB(1)) ($ millions)	5,493	5,602	5,304	5,256	4,938	5,589	4,773	4,689	4,299	4,371	4,708	4,219
Net income ($ millions)	$1,703	$1,768	$1,601	$1,625	$1,519	$2,051	$1,460	$1,436	$1,157	$1,303	$1,621	$1,249
Basic earnings per share ($)	1.31	1.38	1.24	1.27	1.20	1.70	1.18	1.23	0.99	1.12	1.42	1.11
Diluted earnings per share ($)	1.30	1.37	1.23	1.25	1.18	1.69	1.15	1.20	0.97	1.10	1.39	1.08
(1)	Refer to non-GAAP measures on page 17.

The Bank reported four quarters of solid performance, with positive contributions from acquisitions and organic growth.

Net interest income rose during the course of the year. Core banking assets increased significantly during 2013 from the acquisition of ING DIRECT in the first quarter, as well as continuing strong loan growth in Latin America and residential mortgage and consumer auto loan growth in Canadian Banking. Deposit with bank volumes ended the year below the average levels of the first quarter.

The Bank’s core banking margin fluctuated slightly on a quarterly basis, reflecting the timing of acquisitions, changing volumes of low yielding deposits with banks, changes in the International Banking margin as well as the maturity of debentures and capital instruments.

Canadian Banking’s margin narrowed in the first quarter, due to the acquisition of ING DIRECT but rose gradually during the rest of the year from higher mortgage spreads. International Banking’s margin increased in the first two quarters of 2013 partly from the impact of acquisitions, but declined in the second half due to narrower spreads in Asia and in Latin America. Spreads in Global Banking & Markets corporate lending portfolio were lower in the fourth quarter from a one-time yield adjustment on a specified pool of U.S. loans.

Non-interest revenues grew steadily during the year, with the third quarter including the benefit of the non-recurring gain in an associated corporation. Banking revenues trended upward during the year with the fourth quarter reflecting higher card fees and retail banking fees in

Latin America. Both mutual fund fees and retail brokerage fees grew steadily throughout the year reflecting higher average assets under management and assets under administration. Quarterly trading revenues reflected the different levels of market opportunities during the year. The level of net gains on investment securities reflected market opportunities.

Provision for credit losses fluctuated during the year due to the timing of provisions in Canadian Banking. International Banking provisions rose throughout the year reflecting loan volume growth. The provision for credit losses in Global Banking & Markets continued to be at minimal levels.

Operating expenses increased during the year, in part due to acquisitions as well as non-recurring items in International Banking in the third quarter. Technology costs increased steadily reflecting business expansion and investment in new initiatives. The timing of stock based compensation and advertising and business development costs contributed to the quarterly fluctuations.

The effective tax rate ranged between 20% and 22% reflecting different levels of income earned in lower tax jurisdictions and the timing of the benefit of increased net income from associated corporations.

An eight quarter trend in net income and other selected information is provided on page 99.

Financial Results Review: 2012 vs. 2011

In order to identify key business trends between 2012 and 2011, below are the highlighted results and related commentary.

T24 Financial Results Review

For the year ended October 31, 2012 ($ millions) Taxable Equivalent Basis	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income	$4,756	$4,468	$502	$792	$(515)	$10,003
Non-interest income	1,531	2,030	3,071	2,790	276	9,698
Total revenue	$6,287	$6,498	$3,573	$3,582	$(239)	$19,701
Provision for credit losses	506	613	3	30	100	1,252
Non-interest expenses	3,152	3,687	2,067	1,519	(22)	10,403
Provision for income taxes	691	464	333	541	(449)	1,580
Net income	$1,938	$1,734	$1,170	$1,492	$132	$6,466
Net income attributable to non-controlling interests	2	169	25	2	25	223
Net income attributable to equity holders of the Bank	$1,936	$1,565	$1,145	$1,490	$107	$6,243
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2012 ($288 million) to arrive at the amounts reported in Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL PERFORMANCE

Financial Results Review: 2012 vs 2011 (continued)

For the year ended October 31, 2011 ($ millions) Taxable equivalent basis	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income	$4,553	$3,579	$444	$768	$(330)	$9,014
Non-interest income	1,438	1,810	2,993	2,372	(317)	8,296
Total revenue	$5,991	$5,389	$3,437	$3,140	$(647)	$17,310
Provision for credit losses	592	509	2	33	(60)	1,076
Non-interest expenses	3,084	3,038	1,900	1,482	(23)	9,481
Provision for income taxes	645	375	280	367	(244)	1,423
Net income	$1,670	$1,467	$1,255	$1,258	$(320)	$5,330
Net income attributable to non-controlling interests	3	59	29	–	58	149
Net income attributable to equity holders of the Bank	$1,667	$1,408	$1,226	$1,258	$(378)	$5,181
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2011 ($287 million) to arrive at the amounts reported in Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

Net income

Net income was $6,466 million in 2012, $1,136 million or 21% higher than results in 2011. Diluted earnings per share (EPS) were $5.22, up 15.2% from $4.53 in 2011. Return on equity was strong at 19.7%.

In 2012, the Bank recorded net gains on the sale of two real estate properties ($0.61 per share), while 2011 benefited from non-recurring acquisition gains ($0.26 per share). Adjusting for the impact of these items, EPS was $4.61 in 2012, an increase of 34 cents or 8% from 2011.

Total revenues

In 2012, total revenues rose 13.6% from 2011 to $19,989 million, on a taxable equivalent basis (TEB), including the impact of real estate gains of $838 million in 2012.

Net interest income

Net interest income (TEB) increased $985 million or 11% to $10,020 million, driven primarily by the contribution of acquisitions and growth in average core banking assets. The core banking margin was unchanged from 2011.

Net fee and commission revenue

Net fee and commission revenue in 2012 was $6,274 million, up $547 million or 9.6% from 2011. Acquisitions accounted for the majority of the increase. Banking revenue was up due to strong growth in cards revenues and deposit-based fees. Mutual fund revenues also grew year over year.

Other operating income

Other operating income (TEB) was $3,695 million in 2012, an increase of $860 million or 30.3% from 2011. The increase reflected the impact of the real estate gains and the gain on disposition of a non-strategic leasing business in 2012. Partly offsetting was the acquisition-related gains of $286 million in 2011. The remaining growth was broad based, including stronger trading revenues.

Provision for credit losses

The provision for credit losses rose $176 million to $1,252 million. 2012 included an increase in the collective allowance on performing loans of $100 million compared to a reduction of $60 million in 2011.

Operating expenses

Operating expenses increased $922 million or 9.7% to $10,403 million. Acquisitions accounted for $603 million of the increase. The remaining growth was driven by higher remuneration with salaries and benefits rising due to annual merit increases and ongoing growth initiatives. Higher premises costs resulted primarily from the sale of Scotia Plaza. Business and capital taxes grew due mainly to the issuance of shares and debentures during 2012. The Bank’s continuing investment in expansion initiatives further contributed to the rise in expenses. For 2012, the Bank generated positive operating leverage of 3.9%. Adjusted for the impact of real estate gains and 2011’s acquisition-related gains, the operating leverage was positive 0.9%.

Provision for income taxes

The overall tax rate declined 150bps to 19.6% from 21.1% in 2011. The decrease was due primarily to a reduction in statutory rates in Canada, reduced deferred tax adjustments and gains on sale of real estate assets taxed at a lower rate. Partly offsetting was a lower level of tax-exempt income in 2012 and acquisition-related gains in 2011 that were not taxable.

Financial performance of Business lines

Canadian Banking

Canadian Banking’s net income was $1,938 million in 2012, $268 million or 16% higher than in 2011. Return on economic equity was 39.1% versus 35.7% in 2011. Retail, small business, and commercial banking all generated strong performances.

Total revenues were $6,287 million, up $296 million or 5% from 2011.

Net interest income increased 4% to $4,756 million. The impact of solid volume growth was partly offset by a decline of 5 basis points in the interest profit margin to 2.16%. The margin decrease was due mainly to general competitive pressure on deposit spreads in a continuing low interest rate environment.

International Banking

International Banking’s net income was $1,734 million, up $267 million or 18% from 2011. Results benefitted from the favourable contribution from acquisitions in 2012 and strong underlying revenue growth, offset in part by higher loan losses and expenses. Return on economic equity was 12.3% compared to 13.2% last year.

Total revenues were $6,498 million in 2012, up $1,109 million or 21%. Net interest income rose $889 million, driven by recent acquisitions and broad-based organic loan growth. The net interest margin was 4.14%, up from 3.89% in 2011 largely due to acquisitions.

Net fee and commission revenues increased 21% to $1,299 million largely due to acquisitions in 2012, and higher banking fees and foreign exchange revenues in Latin America, Caribbean and Central America.

Global Wealth & Insurance

Global Wealth Insurance reported net income of $1,170 million in 2012, a decrease of $85 million or 7% compared to 2011. This was due to one-time acquisition-related gain of $260 million on the Bank’s initial investment in DundeeWealth in 2011. Excluding this gain, net income increased $175 million or 18% driven by strong insurance and mutual fund sales, and higher assets under management and assets under administration notwithstanding challenging financial markets. Return on economic equity was 14.5% compared to 17.6% 2011, and was lower due to the one-time acquisition-related gain in 2011.

Total revenues for the year were $3,573 million, an increase of $136 million or 4% over 2011. Excluding the acquisition-related gain, total revenue was up $396 million or 12% mainly driven by the full year impact of DundeeWealth, higher global insurance, asset management and international wealth revenues.

Scotiabank Annual Report  2013      35

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Results Review: 2012 vs 2011 (continued)

Global Banking & Markets

Global Banking & Markets reported very strong net income of $1,492 million in 2012, an increase of $234 million or 19% from 2011. The 2012 result was one of the best on record, and was positively impacted by strong customer demand and an improvement in market conditions over the latter part of last year. Solid revenue growth across the business platform substantially outpaced the modest growth in expenses. Return on economic equity was 27.9% compared to 21.8% in 2011.

Total revenues during 2012 were $3,582 million compared to $3,140 million in 2011, an increase of 14% as the business continued to benefit from a diversified products and services platform. As well, there was a significant improvement in market conditions compared to the challenging market environment faced during 2011. The increase was driven across the fixed income, equities, commodities and precious metals businesses. Both equities and precious metals experienced record revenues during 2012. Also contributing was very strong growth in the Europe corporate lending business and solid results in the U.S. and Canadian lending businesses. This was partly offset by a modest decline in investment banking due mainly to softness in M&A activity.

Other

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $288 million in 2012, compared to $287 million in 2011.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

In addition to the TEB gross-up and tax normalization adjustment noted above, the following identifies the other material items affecting the reported results in each year.

In 2012, net income of $132 million included the after-tax gain of $708 million on sale of real estate assets and an increase in the collective allowance for credit losses on performing loans of $74 million. Adjusting for these items, the Other segment had a net loss of $502 million reflecting the impact of asset / liability management activities and a redemption cost of $17 million on a capital instrument liability which was fully offset in non-controlling interests. As well, there was a $39 million offset to revenues reported in the other operating segments related to the underwriting of the Bank’s common share issuance during the year. The latter had no impact on the Bank’s consolidated results. Partly offsetting were net gains of $43 million on investment securities.

In 2011, net loss of $320 million reflected the impact of asset / liability management activities, offset in part by net gains of $131 million on investment securities, foreign currency related gains of $64 million arising from the conversion to IFRS which have since been hedged, and a $43 million reduction in the collective allowance for credit losses on performing loans.

Financial Position 2012 vs. 2011

Total assets

The Bank’s total assets at October 31, 2012 were $668 billion, up $74 billion or 12% from October 31, 2011. The impact of foreign currency translation was not significant.

Cash and deposits with banks grew by $10 billion, due mainly to increases in interest bearing deposits with central banks in the U.S. and the United Kingdom.

Precious metals rose $3 billion and securities purchased under resale agreements increased by $13 billion.

Trading assets

Trading assets increased $12 billion from October 31, 2011, primarily in trading securities which were up $12 billion from higher holdings of U.S. and other foreign government debt, and common equities.

Investment securities

Investment securities grew by $3 billion due mainly to increased holdings of U.S. and other foreign government debt, partially offset by reduced holdings of Canadian government debt.

As at October 31, 2012, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $891 million, an increase of $155 million from October 31, 2011. The change was due mainly to increases in the values of corporate bonds and equities.

Loans

Loans increased $37 billion or 11% from October 31, 2011. Business and government loans rose $19 billion due primarily to growth in Latin America, including the acquisition of Banco Colpatria in Colombia, and growth in Global Banking & Markets, mainly investment grade corporate loans in the U.S. and Europe. In retail lending, residential mortgages increased $14 billion due primarily to growth in Canada. Personal and credit card loans rose $5 billion due mainly to Banco Colpatria and growth in Canada.

Total liabilities

Total liabilities were $627 billion as at October 31, 2012, up $64 billion or 11% from October 31, 2011.

Deposits

Total deposits increased by $42 billion. Personal deposits grew by $5 billion primarily from growth in deposits in Canada and the acquisition of Banco Colpatria. Business and government deposits increased $29 billion due mainly from growth in the U.S. and Canada as well as the inclusion of Banco Colpatria. Deposits by banks increased $9 billion in the U.S. and Asia.

Other Liabilities

Obligations related to securities sold under repurchase agreements and obligations related to securities sold short grew by $19 billion and $3 billion, respectively. Derivative instrument liabilities decreased $5 billion, which was similar to the decrease in derivative instrument assets.

Equity

Total equity increased $9,139 million from October 31, 2011. This increase was driven by internal capital generation of $3,557 million, the issuance of common shares of $4,803 million including public offerings of $3,329 million, and $518 million for the purchase of Banco Colpatria, as well as $956 million through the Dividend Reinvestment Plan and the exercise of options.

The accumulated other comprehensive loss decreased $466 million due to higher unrealized gains on available-for-sale securities, improvements in unrealized foreign exchange losses on the Bank’s investments in its foreign operations, and lower unrealized losses on cash flow hedges.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

GROUP FINANCIAL CONDITION

T25 Condensed statement of financial position

As at October 31 ($ billions)	2013	2012	2011
Assets
Cash, deposits with financial institutions and precious metals	$62.2	$59.7	$48.0
Trading assets	96.5	87.6	75.8
Securities purchased under resale agreements and securities borrowed	82.5	66.2	47.2
Investment securities	34.3	33.4	30.2
Loans	402.2	352.5	319.0
Other	66.1	68.6	74.2
Total assets	$743.8	$668.0	$594.4

Liabilities
Deposits	$516.6	$463.6	$421.3
Obligations related to securities sold under repurchase agreements and securities lent	77.5	56.9	38.2
Other liabilities	96.6	94.6	93.8
Subordinated debentures	5.8	10.1	6.9
Capital instrument liabilities	0.7	1.4	2.0
Total liabilities	$697.2	$626.6	$562.2

Equity
Common equity	40.6	35.3	26.3
Preferred shares	4.1	4.4	4.4
Other(1)	1.9	1.7	1.5
Total equity	$46.6	$41.4	$32.2
Total liabilities and shareholders’ equity	$743.8	$668.0	$594.4

(1)	Includes non-controlling interests of $1.9 billion in 2013, $1.7 billion in 2012 and $1.5 billion in 2011.

Statement of Financial Position

Assets

The Bank’s total assets at October 31, 2013 were $744 billion, up $76 billion or 11% from October 31, 2012, including approximately $28 billion related to the acquisition of ING DIRECT.

Cash and deposits with financial institutions grew by $6 billion, due mainly to increases in interest bearing deposits with central banks, while precious metals decreased $4 billion due to lower prices and inventory. Securities purchased under resale agreements and securities borrowed increased by $16 billion.

Trading Assets

Trading assets increased $9 billion from October 31, 2012. Trading securities rose $10 billion from higher holdings of common equities, and U.S. and Canadian provincial government debt. Trading loans decreased $2 billion due mainly to a reduction in precious metals trading and lending activities.

Investment Securities

Investment securities grew by $1 billion due mainly to increased holdings of other foreign government debt. As at October 31, 2013, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges is taken into account, was $980 million, an increase of $89 million from October 31, 2012. The change was due mainly to increases in common equities, as unrealized gains on debt securities declined year over year.

Loans

Loans increased $50 billion or 14% from October 31, 2012. Residential mortgages increased $34 billion mainly from the acquisition of ING DIRECT. Personal and credit card loans rose $8 billion due mainly to growth in Canada and Mexico. Business and government loans were up $8 billion due primarily to growth in Latin America and Asia.

Total Liabilities

Total liabilities were $697 billion as at October 31, 2013, up $71 billion or 11% from October 31, 2012, including $35 billion from ING DIRECT.

Deposits

Total deposits increased by $53 billion. Personal deposits grew by $33 billion primarily from the acquisition of ING DIRECT. Business and government deposits increased $21 billion, $6 billion from the ING DIRECT acquisition as well as other growth in Canada and the U.S. Deposits by financial institutions decreased $1 billion.

C20	Loan portfolio

loans & acceptances, $ billions, as at October 31

C21	Deposits

$ billions, as at October 31

Scotiabank Annual Report  2013      37

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Liabilities

Obligations related to securities sold under repurchase agreements and securities lent, as well as obligations related to securities sold short, grew by $21 billion and $6 billion, respectively. Derivative instrument liabilities decreased $6 billion, which was similar to the decrease in derivative instrument assets.

Equity

Total shareholders’ equity increased $5,172 million from October 31, 2012. This increase was driven by internal capital generation of $3,337 million, the issuance of common shares of $1,377 million, comprised of $99 million for the purchase of Colfondos in Colombia and $1,278 million through the Dividend Reinvestment Plan and the exercise of options. The Bank redeemed $300 million of preferred shares during the year.

Accumulated other comprehensive income increased $576 million due mainly to reduced unrealized foreign exchange translation on the Bank’s investments in its foreign operations, and higher unrealized gains on available-for-sale securities.

Non-Controlling Interests

Non-controlling interests in subsidiaries increased $189 million due mainly to current period net income attributable to non-controlling interests, net of dividends paid, and the acquisition of Colfondos. Non-controlling interests for capital instrument equity holders decreased $34 million due mainly to distributions to noteholders.

Outlook

Assets and deposits are expected to continue to grow in 2014, with increases spread across all business lines. In Canada, a slight decline in residential mortgages, mainly due to ING DIRECT mortgage run-off, is expected to be offset by growth in other asset classes. Internationally lending assets and deposits are expected to grow.

Capital Management

Overview

Scotiabank is committed to maintaining a strong capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including economic and regulatory capital measures.

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank’s capital plan.

Risk appetite

The risk appetite framework that establishes enterprise wide risk tolerances in addition to capital targets are detailed in the Risk

Management section “Risk appetite framework” on page 62. The framework encompasses medium to long-term targets with respect to regulatory capital thresholds, earnings, economic capital and other risk-based parameters. These targets ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Regulatory capital

Capital ratios are a means to monitor the capital adequacy and the financial strength of banks. The three primary regulatory risk-based capital ratios, Common Equity Tier 1, Tier 1 and Total, are determined by dividing capital components by risk-weighted assets.

Capital adequacy standards for Canadian banks are regulated by the Canadian regulator, the Office of the Superintendent of Financial Institutions (OSFI). These standards are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by BCBS and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). OSFI has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms.

As compared to previous standards, Basel III places a greater emphasis on common equity by introducing a new category of capital, Common Equity Tier 1 (CET1), which consists primarily of common shareholders’ equity net of regulatory deductions. These regulatory adjustments include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets, pension assets and investments in financial institutions over certain thresholds. Overall, the Basel III rules increase the level of regulatory deductions relative to Basel II.

Basel III also increases the level of risk-weighted assets for significant investments and deferred tax amounts under defined thresholds, exposures to large or unregulated financial institutions meeting specific criteria, derivative exposures to centralized counterparties and exposures that give rise to wrong way risk.

On January 13, 2011, additional guidance was issued by the BCBS, with respect to requirements for loss absorbency of capital at the point of non-viability. These requirements were effective on January 1, 2013 for Canadian banks. These rules affect the eligibility of instruments for inclusion in regulatory capital and provide for a transition and phase-out of any non-eligible instruments. All of the Bank’s current preferred shares, capital instruments and subordinated debentures do not meet these additional criteria and are subject to phase-out commencing January 2013. The Bank reserves the right to redeem, call or repurchase any capital instruments within the terms of each offering at any time in the future.

To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a phase-in of new deductions to common equity over 5 years, phase-out of non-qualifying capital instruments over 10 years and a phase-in of a capital conservation buffer over 4 years. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve a minimum 7% Common Equity Tier 1 target.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Regulatory developments related to capital

In a March 2013 advisory letter, OSFI designated the six largest banks in Canada as domestic systemically important banks (D-SIBs), increasing its minimum capital ratio requirements by 1% for the identified D-SIBs. This 1% surcharge is applicable to all minimum capital ratio requirements for CET1, Tier 1 and Total Capital, by no later than January 1, 2016, in line with the requirements for global systemically important banks.

Further to OSFIs December 2012 deferral of the Basel III credit valuation adjustment (CVA) related capital charges, on August 21, 2013, OSFI advised that the charge will now be phased-in over a five-year period beginning January 1, 2014.

In addition to risk-based capital requirements, the recent Basel III reforms introduced a simpler, non-risk based leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements.

In June 2013, the BCBS issued a consultative document proposing revisions to the Basel III Leverage Ratio framework. Revisions to the framework relate primarily to the exposure measure, i.e. the denominator of the ratio, and consist mainly of: further clarification on the treatment for derivatives, related collateral, and securities financing transactions; additional requirements for written credit derivatives; and, minimum public disclosure requirements commencing January 2015. Any final adjustments to the definitions and calibration of the leverage ratio are expected to be made by 2017, with a view to migrating to a Pillar 1 requirement on January 1, 2018.

Planning, managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank’s comprehensive ICAAP, sources and uses of capital are continuously measured and monitored through financial metrics, including regulatory thresholds, economic capital and tangible common equity. (These results are used in capital planning and strategic decision-making.)

The Bank’s assessment of capital adequacy is in the context of its current position and its expected future risk profile and position relative to its internal targets while considering the potential impact of various stress scenarios. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes a consideration of the results of more severe multi-risk scenarios within its enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital.

The Bank sets internal economic and regulatory capital targets. Economic capital targets ensure the Bank’s available capital is sufficient within the context of its risk appetite. The Bank’s regulatory capital targets ensure that it exceeds current, and is well placed to meet expected future, regulatory requirements and has sufficient capital.

For economic capital, the Bank’s medium-term internal target is that common shareholder’s equity should be at least 100% of required economic capital. However, in the short term, it may be as low as 95% of required economic capital and supported by preferred shares.

For regulatory capital, the Bank’s internal target includes an adequate buffer over the regulatory minimum ensuring sufficient flexibility for future capital deployment and in consideration of the Bank’s risk appetitie, the volatility of planning assumptions, the results from stress testing and contingency planning.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, its impact on capital relative to internal targets, and that there is an appropriate balance between risk and return. Refer to the Risk Management section on page 60 for further discussion on the Bank’s risk management framework. In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is balanced against the goal of generating an appropriate return for the Bank’s shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares, Tier 1 innovative instruments and Tier 2 subordinated debentures.

Capital utilization

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key financial criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows. Any potential business acquisitions, investments or strategic initiatives are reviewed and approved by the Bank’s Strategic Transaction Executive Committee, to ensure effective deployment of capital.

Regulatory capital ratios

The Bank continues to maintain strong, high quality capital levels which positions it well for future business growth. In 2013, the Bank’s regulatory capital ratios improved as a result of prudent capital management and strong internally generated capital.

The Basel III all-in Common Equity Tier 1 (CET1) ratio as at year end was 9.1%. Increases to CET1 were due to strong internal capital generation and external issuances through the Bank’s Dividend Reinvestment and Share Purchase plans. Partially offsetting these increases was the acquisition of ING DIRECT in the first quarter of 2013 and organic growth in risk-weighted assets through the year. In addition to these changes, redemptions of non-common capital instruments during the year resulted in Basel III all-in Tier 1 and Total capital ratios of 11.1% and 13.5%, respectively, as at year-end.

The Bank’s capital ratios continue to be well in excess of OSFI’s minimum capital ratios of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital respectively. These ratios were also strong by international standards.

In addition to the regulatory risk-based capital ratios, banks are also subject to a maximum leverage test, the assets to capital multiple (ACM) as established by OSFI. The ACM is calculated by dividing a bank’s total assets, including specified off-balance sheet items, such as direct credit substitutes and performance letters of credit, by its total capital. As at October 31, 2013, the Bank’s ACM of 17.1x was well below the regulatory maximum thresholds.

Outlook

The Bank will continue to have a strong capital position in 2014. Capital will be prudently managed to support organic growth initiatives, selective acquisitions and evolving regulatory changes, while enhancing shareholder returns. The Bank expects to remain well above the fully implemented Basel III common equity Tier 1 ratio of 7% as required by OSFI.

Scotiabank Annual Report  2013      39

MANAGEMENT’S DISCUSSION AND ANALYSIS

T26 Regulatory capital(1)

IFRS	CGAAP
Basel III All-in	Basel II

As at October 31 ($ millions)	2013	2012	2011	2010	2009
Common Equity Tier 1 capital
Total Common Equity(2)	$40,569	$34,755	$27,932	$23,199	$20,945
Qualifying Non-controlling interest in Common Equity of subsidiaries	479	966	640	579	554
Goodwill and Non-qualifying Net Intangibles	(9,772)	(7,840)	(6,860)	(3,638)	(3,469)
Threshold Deductions	(3,630)
Other Common Equity Tier 1 capital deductions(3)	(1,287)
Common Equity Tier 1	26,359
Innovative capital instruments(4)	1,400	2,150	2,900	3,400	3,400
Non-cumulative preferred shares(4)	4,084	4,384	4,384	3,975	3,710
Qualifying Non-controlling interest in Tier 1 capital of subsidiaries	71
Other Tier 1 deductions under Basel II(5)	–	21	(507)	(2,181)	(1,490)
Net Tier 1 Capital	$31,914	$34,436	$28,489	$25,334	$23,650
Tier 2 capital
Subordinated debentures, net of amortization(4)	$5,841	$9,893	$6,723	$6,790	$6,833
Eligible collective allowance for inclusion in Tier 2 and excess allowance (re: IRB approach)	971	454	353	574	570
Qualifying Non-controlling interest in Tier 2 capital of subsidiaries	115
Other capital deductions under Basel II(5)	–	(2,590)	(3,033)	(3,099)	(2,465)
Tier 2 capital	$6,927	$7,757	$4,043	$4,265	$4,938
Total capital	$38,841	$42,193	$32,533	$29,599	$28,588

Risk-weighted assets ($ billions)
Credit risk	$240.9	$210.0	$200.8	$180.5	$187.8
Market risk	15.4	13.8	5.9	10.5	11.4
Operational risk	31.9	29.5	27.3	24.0	22.4
Total risk-weighted assets	$288.2	$253.3	$234.0	$215.0	$221.6

Capital ratios
Common Equity Tier 1 capital ratio	9.1%	N/A	N/A	N/A	N/A
Tier 1 capital ratio(6)	11.1%	13.6%	12.2%	11.8%	10.7%
Total capital ratio(6)	13.5%	16.7%	13.9%	13.8%	12.9%
Assets to capital multiple(7)	17.1	x	15.0	x	16.6	x	17.0	x	16.6	x

(1)	Effective November 1, 2012 regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 38). Comparative amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(2)	Prior period amounts exclude components of accumulated other comprehensive income not eligible for Basel II Tier 1 Capital.
(3)	Other Common Equity Tier 1 capital deductions under Basel III all-in include deferred tax assets (excluding those arising from timing differences) and Defined Benefit Pension Fund Assets and other items.
(4)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years.
(5)	Basel II deductions include 50/50 deduction of certain investments in associated corporations and other items.
(6)	For fiscal 2012, excluding the equity issued for the Bank’s acquisition of ING DIRECT, Tier 1 and Total Capital ratios were 12.9% and 16.0% respectively
(7)	Under Basel III, assets to capital multiple is calculated by dividing the Bank’s total assets, including specific off-balance sheet items, by total regulatory capital on a transitional basis

T27 Changes in regulatory capital(1)

	IFRS		CGAAP
	Basel III All-in	Basel II

For the fiscal years ($ millions)	2013	2012	2011	2010	2009
Total capital, beginning of year	$42,193	$32,533	$29,599	$28,588	$27,847
Implementation of Basel III	$(1,906)
Changes in Common Equity Tier 1
Net Income attributable to Common Equity Holders of the Bank	6,422	6,243	5,181	4,239	3,547
Dividends paid to Equity Holders of the Bank	(3,075)	(2,713)	(2,416)	(2,224)	(2,176)
Movements in Accumulated Other Comprehensive Income, excluding Cash Flow Hedges(2)	482	168	(624)	(590)	(1,736)
Shares issued (change in Common shares and contributed surplus)	1,404	4,872	2,657	829	1,117
Change in Non-controlling interest in Common Equity of Subsidiaries	119	339	62	24	52
Change in Goodwill and other intangible assets (net of related tax liability)	(1,928)	(577)	(1,612)	(142)	(635)
Other changes including regulatory adjustments below:	(379)
–Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	48
–Significant investments in the common equity of other financial institutions (amount above 10% threshold)	(147)
–Other	(280)
Changes in Common Equity Tier 1	$3,045	N/A	N/A	N/A	N/A
Changes in Additional Tier 1 Capital
Issued	–	–	409	265	1,500
Redeemed	(1,050)	(750)	(500)	–	–
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	23	(1,634)	(3)	(717)	(1,251)
Changes in Additional Tier 1 Capital	$(1,027)	$5,948	$3,154	$1,684	$418
Changes in Tier 2 Capital
Issued	–	3,250	–	–	1,606
Redeemed	(4,052)	–	(67)	(43)	–
Collective allowances eligible for inclusion in Tier 2 and Excess Allowance under AIRB	517	101	(218)	3	59
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	71	361	65	(633)	(1,342)
Changes in Tier 2 Capital	$(3,464)	$3,712	$(220)	$(673)	$323
Total capital generated (used)	$(3,352)	$9,660	$2,934	$1,011	$741
Total capital, end of year	$38,841	$42,193	$32,533	$29,599	$28,588

(1)	Effective November 1, 2012 regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 38). Compartive amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(2)	The Bank implemented IFRS on November 1, 2011, however amounts related to regulatory capital for prior periods have not been restated as they represent the actual amounts in the period for regulatory purposes.

40      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Regulatory Capital Components

Bank regulatory capital is divided into three components – Common Equity Tier 1 (CET1), Tier 1 capital and Tier 2 capital, depending on their degree of permanency and loss absorbency. All components of capital provide support for banking operations and protect depositors.

CET1, consists primarily of common shareholders’ equity, a proration of non-controlling interests, and regulatory deductions. These regulatory deductions include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in the common equity of other financial institutions.

Additional Tier 1 capital consists primarily of qualifying non-cumulative preferred shares and qualifying innovative Tier 1 instruments or non-qualifying instruments subject to phase-out. Tier 2 capital consists mainly of qualifying subordinated or non-qualifying debentures subject to phase-out and the eligible allowances for credit losses.

The Bank’s Total Capital was $38.8 billion as at October 31, 2013, down $3.4 billion from the prior year primarily from:

•	$1.9 billion reduction due to the implementation of Basel III.

•	$1.9 billion decrease due to increases in goodwill and intangible deductions as a result of current year acquisitions, primarily ING DIRECT.

•	$5.3 billion reduction due to redemptions including $0.8 billion of capital instruments, $0.3 billion of preferred shares and $4.1 billion of subordinated debentures, net of amortization.

Partly offset by:

•	$3.3 billion growth in retained earnings. Over the past five years, the Bank’s level of internal capital generation has been consistently strong.

•	$1.4 billion increase due to common equity issuances largely through the Dividend Reinvestment Program and Share Purchase Plan.

Dividends

The strong earnings and capital position of the Bank allowed the Bank to increase its dividends twice in 2013. The annual dividend payout in 2013 was $2.39, compared to $2.19 in 2012. Dividends have risen at a compound annual rate of 11% over the past 10 years.

T28 Selected capital management activity

For the fiscal years ($ millions)	2013	2012	2011
Dividends
Common	$2,858	$2,493	$2,200
Preferred	217	220	216
Common shares issued(1)(2)	1,377	4,803	2,586
Preferred shares redeemed(3)	(300)	–	–
Preferred shares issued(3)	–	–	409
Subordinated debentures issued(4)	–	3,250	–
Maturity, redemption and repurchase of subordinated debentures(4)	(4,210)	(20)	–
Issuance/(redemption) of trust securities(5)	$(750)	$(750)	$(500)

(1)	Represents primarily cash received for stock options exercised during the year, common shares issued pursuant to the Dividend and Share Purchase Plan and shares issued for acquisitions.
(2)	For further details, refer to Note 25 of the Consolidated Financial Statements.
(3)	For further details, refer to Note 26 of the Consolidated Financial Statements.
(4)	For further details, refer to Note 21 of the Consolidated Financial Statements.
(5)	For further details, refer to Note 22 of the Consolidated Financial Statements.

C22 Tier 1 capital* %, as at October 31
* Amounts prior to 2012 are calculated under Basel II and amounts prior to 2011 are calculated under CGAAP

C23	Dividend growth

dollars per share

C24	Internally generated capital*

$ billions, for years ended October 31

* Amounts prior to 2011 calculated under CGAAP

Scotiabank Annual Report  2013      41

MANAGEMENT’S DISCUSSION AND ANALYSIS

Share data and other capital instruments

The Bank’s common and preferred share data, as well as other capital instruments, are shown in Table 29. Further details, including exchangeability features, are discussed in Notes 21, 22, 25 and 26 of the Consolidated Financial Statements.

T29 Shares and other instruments

As at October 31, 2013 Share data	Amount ($ millions)	Dividend	Coupon (%)	Number outstanding (000s)
Common shares(1)	$ 14,516	$ 0.62	–	1,208,589
Preferred shares
Preferred shares Series 13(2)	300	0.300000	4.80	12,000
Preferred shares Series 14(2)	345	0.281250	4.50	13,800
Preferred shares Series 15(2)	345	0.281250	4.50	13,800
Preferred shares Series 16(2)	345	0.328125	5.25	13,800
Preferred shares Series 17(2)	230	0.350000	5.60	9,200
Preferred shares Series 18(2)(3)(4)	187	0.209375	3.35	7,498
Preferred shares Series 19(2)(3)(5)	158	0.189750	3.04	6,302
Preferred shares Series 20(2)(3)(6)	201	0.225625	3.61	8,039
Preferred shares Series 21(2)(3)(7)	149	0.167875	2.69	5,961
Preferred shares Series 22(2)(3)(8)	300	0.312500	5.00	12,000
Preferred shares Series 24(2)(3)(9)	250	0.390600	6.25	10,000
Preferred shares Series 26(2)(3)(10)	325	0.390625	6.25	13,000
Preferred shares Series 28(2)(3)(11)	275	0.390625	6.25	11,000
Preferred shares Series 30(2)(3)(12)	265	0.240625	3.85	10,600
Preferred shares Series 32(2)(3)(13)	409	0.231250	3.70	16,346

Trust securities	Amount ($ millions)	Dividend	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2003-1 issued by Scotiabank Capital Trust(15)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(14)	$ 750	$ 28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(14)	650	39.01	7.802	650

Trust subordinated notes		Amount ($ millions)	Interest rate (%)	Number outstanding (000s)
Scotiabank Trust Subordinated Notes – Series A issued by Scotiabank Subordinated Notes Trust(16)

Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(17)				23,609

(1)	Dividends on common shares are paid quarterly. As at November 22, 2013, the number of outstanding common shares and options was 1,208,788 thousand and 23,542 thousand, respectively. This includes 1.7 million common shares issued on December 19, 2012 as consideration for the acquisition of Colfondos SA.
(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(3)	These preferred shares have conversion features (refer to Note 26 of the Consolidated Financial Statements for further details).
(4)	Dividends, if and when declared, are for the five-year period ending on April 25, 2018. Subsequent to the five-year fixed rate period, and resetting every five years thereafter, the dividends for the preferred shares Series 18, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00. On April 26, 2013, 6,302 thousand of the 13,800 thousand non-cumulative preferred shares Series 18 were converted into non-cumulative preferred shares Series 19.
(5)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly until April 25, 2018.
(6)	Dividends, if and when declared, are for the initial five-year period ending on October 25, 2013. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends for the preferred shares Series 20, will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00. On October 26, 2013, 5,961 thousand of the 14,000 thousand non-cumulative preferred shares Series 20 were converted into non-cumulative preferred shares Series 21.
(7)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.70%, multiplied by $25.00, which will be reset quarterly until October 25, 2018.
(8)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(9)	Dividends, if and when declared, are for the initial five-year period ending on January 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 3.84%, multiplied by $25.00.
(10)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.14%, multiplied by $25.00.
(11)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2014. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.46%, multiplied by $25.00.
(12)	Dividends, if and when declared, are for the initial five-year period ending on April 25, 2015. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(13)	Dividends, if and when declared, are for the initial five-year period ending on February 1, 2016. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(14)	Each security is entitled to receive non-cumulative fixed cash distributions payable semi-annually (refer to Note 22 of the Consolidated Financial Statements for further details).
(15)	On June 30, 2013, Scotiabank Capital Trust redeemed all of its issued and outstanding Scotiabank Trust Securities-Series 2003-1.
(16)	On November 1, 2012, Scotiabank Subordinated Notes Trust redeemed all of its issued and outstanding Scotiabank Trust Subordinated Notes-Series A.
(17)	Included are 644 thousand stock options with Tandem Stock Appreciation Right (Tandem SAR) features.

Credit ratings

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The Bank continues to have strong credit ratings. The current ratings are AA by DBRS, Aa2 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P). In December 2012, S&P downgraded the Bank’s credit ratings mainly to reflect the revision of S&P’s Banking Industry

Country Risk Assessment (BICRA) for Canada. Moody’s downgraded the Bank’s credit ratings, along with a number of other Canadian financial institutions in January 2013.

These changes are not unique to the Bank. Rather, they reflect those rating agencies’ views related to macro-economic issues including consumer debt levels, elevated housing prices in Canada and system-wide downside risks to the economic environment.

42      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Risk-weighted assets

Regulatory capital requirements are based on OSFI’s target minimum percentage of risk-weighted assets (RWA). RWA represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk-weights to on- and off-balance sheet exposures. RWA increased by $34.9 billion in 2013 to $288.2 billion. The key contributors to the change were credit risk of $30.9 billion, market risk of $1.6 billion, and operational risk of $2.3 billion.

Credit risk-weighted assets

Credit risk-weighted assets of $241 billion increased $30.9 billion as shown in Table 30 from the following components:

•	Underlying business growth added $12.4 billion to RWA largely as a result of increases in retail and business lending across all business lines.

•	Improvement in the credit quality of the portfolio resulted in $0.7 billion reduction in RWA. Favourable credit experiences resulted in improved risk parameters which are updated at least annually to account for increased historical data and changes in model estimates/assumptions.

•

Methodology and policy changes reflected the adoption of Basel III which resulted in an increase of $11.5 billion. This was due to the asset value correlation multiplier applicable to exposures with financial institutions meeting specific criteria, the risk-weighting of exchange traded derivatives, and changes in the treatment of securitizations and significant investments.

•	Increased RWA from acquisitions of $3.8 billion, due primarily to the acquisition of ING DIRECT.

•

The impact of foreign exchange translation added $4.0 billion mainly due to the Canadian dollar weakening against the U.S. dollar. The Bank’s structural foreign exchange exposures are managed with the primary objective of ensuring, where practical, that consolidated capital ratios and the capital ratios of individual banking subsidiaries are largely protected from the effect of changes in exchange rates.

T30 – Flow statement for credit risk-weighted assets ($ millions)

Credit risk-weighted assets movement by key driver(1) ($ millions)	Total credit risk
Credit risk-weighted assets as at November 1, 2012 (Basel II)	$209,966
Book size(2)	12,448
Book quality(3)	(745)
Model updates(4)	–
Methodology and policy(5) (Implementation of Basel III)	11,473
Acquisitions and disposals	3,843
Foreign exchange movements	3,955
Other	–
Credit risk-weighted assets as at October 31, 2013 (Basel III)	$240,940
(1)	Includes counterparty credit risk.
(2)	Book size is defined as organic changes in book size and composition (including new business and maturing loans).
(3)	Book quality is defined as quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.
(4)	Model updates are defined as model implementation, change in model scope or any change to address model enhancement.
(5)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes, such as new regulation (e.g. Basel III).

Credit risk-weighted assets – non-retail

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank. The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel III to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios, and certain international non-retail portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the external credit ratings of borrowers, if available, to compute regulatory capital for credit risk. For

AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•

Probability of default (PD) measures the likelihood that a borrower, with an assigned Internal Grade (IG) code, will default within a one-year time horizon. IG codes are a component of the Bank’s risk rating system described on page 68. Each of the Bank’s internal borrower IG codes is mapped to a PD estimate.

T31 Internal rating scale(1) and mapping to external rating agencies

Equivalent Rating
External Rating – S&P	External Rating – Moody’s	External Rating – DBRS	Grade	IG Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)	Investment grade	99-98	0.0000% – 0.0610%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0610% – 0.1699%
A to A-	A2 to A3	A to A (low)		90	0.0951% – 0.2249%
BBB+	Baa1	BBB (high)		87	0.1187% – 0.2977%
BBB	Baa2	BBB		85	0.1481% – 0.3941%
BBB-	Baa3	BBB (low)		83	0.1849% – 0.5216%
BB+	Ba1	BB (high)	Non-Investment grade	80	0.3026% – 0.6923%
BB	Ba2	BB		77	0.4950% – 0.9189%
BB-	Ba3	BB (low)		75	0.8099% – 1.2196%
B+	B1	B (high)		73	1.2196% – 1.6188%
B to B-	B2 to B3	B to B (low)		70	1.6188% – 3.1128%
CCC+	Caa1	-	Watch list	65	3.1128% – 10.9168%
CCC	Caa2	-		60	10.9168% – 21.6358%
CCC- to CC	Caa3 to Ca	-		40	21.6358% – 36.8521%
-	-	-		30	36.8521% – 61.4244%
Default			Default	27-21	100%

(1)	Applies to non-retail portfolio
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

Scotiabank Annual Report  2013      43

MANAGEMENT’S DISCUSSION AND ANALYSIS

T32 Non-retail AIRB portfolio exposure by internal rating grade(1)

As at October 31 ($ millions)		2013					2012(2)

Grade	IG Code	Exposure at default ($)(4)	RWA ($)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)	Exposure at default ($)(4)	RWA ($)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)
Investment grade(3)	99-98	143,123	643	0.00	15	–	134,971	407	0.00	16	–
	95	35,103	6,871	0.08	35	20	34,559	5,192	0.08	30	15
	90	37,154	9,052	0.12	37	24	28,930	7,103	0.13	38	25
	87	26,626	8,472	0.15	39	32	23,268	6,822	0.15	39	29
	85	31,949	11,418	0.24	39	36	26,590	10,613	0.24	42	40
	83	29,932	14,624	0.32	43	49	30,349	14,729	0.33	43	49
Non-Investment grade	80	26,530	13,304	0.44	41	50	21,793	10,956	0.43	41	50
	77	14,466	9,000	0.66	41	62	15,184	9,799	0.67	41	65
	75	13,367	9,260	0.95	39	69	12,733	9,167	1.00	39	72
	73	4,337	3,241	1.60	34	75	3,938	3,434	1.65	39	87
	70	3,774	3,477	3.11	34	92	3,651	3,060	3.21	34	84
Watch list	65	1,030	1,871	10.91	44	182	902	1,399	11.17	37	155
	60	591	1,326	20.87	44	224	875	1,772	20.53	40	203
	40	706	1,562	32.23	40	221	849	1,854	34.03	41	218
	30	11	18	56.81	42	164	35	59	58.06	40	169
Default(9)	27-21	1,527	3,327	100	43	218	1,997	4,421	100	42	221
Total		370,226	97,466	0.76	30	26	340,624	90,787	0.99	30	27

(1)	Excludes securitization exposures.
(2)	Effective 2013, regulatory capital is determined in accordance with Basel III rules. Comparative amounts for the prior period were determined in accordance with Basel II rules and have been restated.
(3)	Includes government guaranteed residential mortgage of $86,216 million.
(4)	After credit risk mitigation.
(5)	PD – Probability of Default
(6)	LGD – Loss Given Default including a certain conservative factor as per Basel accord. Certain amounts have been restated to conform with current year presentation.
(7)	RW – Risk-Weight
(8)	Exposure at default used as basis for estimated weightings.
(9)	Gross defaulted exposures, before any related allowances.

•

Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. The Bank’s internal LGD grades are mapped to ranges of LGD estimates. LGD grades are assigned based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements. LGD for a defaulted exposure is based on the concept of economic loss and is calculated using the present value of repayments, recoveries and related direct and indirect expenses.

•	Exposure at default (EAD) measures the expected exposure on a facility in the event of a borrower’s default.

All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. The historical data used for estimating these risk measures exceeds the minimum 5-year AIRB requirement for PD estimates and the minimum 7-year AIRB requirement for LGD and EAD estimates. Further analytical adjustments, as required under the Basel II Framework and OSFI’s requirements set out in their Domestic Implementation Notes, are applied to average estimates obtained from historical data. These analytical adjustments incorporate the regulatory requirements pertaining to:

•	Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;

•	Downturn estimation for LGD, which requires that LGD estimates appropriately reflect conditions observed during periods where credit losses are substantially higher than average; and

•	Downturn estimation for EAD, which requires that EAD estimates appropriately reflect conditions observed during periods of economic downturn; and

•

The addition of a margin of conservatism, which is related to the likely range of errors based on the identification and quantification of the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on formulas specified by the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table 32.

The risk measures are subject to a rigorous back-testing framework which uses the Bank’s historical data to ensure that they are appropriately calibrated. Based on results obtained from the back-testing process, risk measures are reviewed and re-calibrated on at least an annual basis to ensure that they reflect the implications of new data, technical advances and other relevant information.

•

As PD estimates represent long-run parameters, back-testing is performed using historical data spanning at least one full economic cycle. Realized PDs are back-tested using pre-defined confidence intervals, and the results are then aggregated to provide an overall assessment of the appropriateness of each PD estimate;

•

The back-testing for LGD and EAD estimates is conducted from both long-run and downturn perspectives, in order to ensure that these estimates are adequately conservative to reflect both long-run and downturn conditions.

Portfolio-level back-testing results, based on a comparison of estimated and realized parameters for the four-quarter period ended at July 31, 2013, are shown in Table 33. During this period the actual experience was significantly better than the estimated risk parameter:

T33 Portfolio-level comparison of estimated and actual non-retail percentages.

	Estimated(1)	Actual
Average PD	1.02	0.50
Average LGD	38.37	22.70
Average CCF(2)	60.94	10.85

(1)	Estimated parameters are based on portfolio averages at Q3/12, whereas actual parameters are based on averages of realized parameters during the subsequent four quarters.
(2)	EAD back-testing is performed through Credit Conversion Factor (CCF) back-testing, as EAD is computed using the sum of the drawn exposure and the committed undrawn exposure multiplied by the estimated CCF.

Credit risk-weighted assets – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio. The retail portfolio is comprised of the following Basel-based pools:

•

Residential real estate secured exposures consists of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;

44      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

•	Qualifying revolving retail exposures consists of all unsecured credit cards and lines of credit;

•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.

For the AIRB portfolios the following models and parameters are estimated:

•	Probability of default (PD) is the likelihood that the facility will default within the next 12 months.

•	Loss Given Default (LGD) measures the economic loss as a proportion of the defaulted balance.

•	Exposure at Default (EAD) is a portion of exposures that will default.

The data observation period used for PD/EAD/LGD estimates meets the five year minimum. Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating the following regulatory requirements:

•	PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.

•	LGD is adjusted to appropriately reflect economic downturn conditions.

•	EAD may also be adjusted to reflect downturn conditions when PD and EAD are highly correlated.

•

Sources of uncertainty are reviewed regularly to ensure uncertainties are identified, quantified and included in calculations so that all parameter estimates reflect appropriate levels of conservatism.

The table below summarizes the credit quality distribution of the Bank’s AIRB retail portfolio as at October 2013.

T34 Retail AIRB portfolio exposure by internal rating grade(1)

As at October 31 ($ millions)		2013					2012(2)
Category	PD Range	Exposure at default ($)(1)	RWA ($)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)	Exposure at default ($)(1)	RWA ($)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)
Exceptionally low	0.0000% – 0.0499%	16,578	207	0.03	13	1	15,159	195	0.03	13	1
Very low	0.0500% – 0.1999%	87,255	4,410	0.12	28	5	65,371	3,227	0.11	30	5
Low	0.2000% – 0.9999%	46,058	8,890	0.46	37	19	32,685	6,073	0.43	39	19
Medium low	1.0000% – 2.9999%	17,928	8,854	1.70	51	49	16,149	8,010	1.74	52	50
Medium	3.0000% – 9.9999%	10,669	8,095	4.82	41	76	7,775	5,637	4.62	40	72
High	10.0000% – 19.9999%	934	1,452	12.86	61	156	1,747	2,235	13.26	51	128
Extremely high	20.0000% – 99.9999%	2,077	2,570	34.45	36	124	1,097	1,489	42.33	44	137
Default(7)	100%	597	–	100.00	63	–	503	–	100.00	70	–
Total		182,096	34,478	1.41	32	19	140,486	26,866	1.47	34	19
(1)	After credit risk mitigation.
(2)	Effective 2013, regulatory capital is determined in accordance with Basel III rules. Comparative amounts for the prior period were determined in accordance with Basel II rules and have been restated.
(3)	PD – Probability of Default.
(4)	LGD – Loss Given Default.
(5)	RW – Risk-Weight.
(6)	Exposure at default used as basis for estimated weightings.
(7)	Gross defaulted exposures, before any related allowances.

All AIRB models and parameters are monitored on a quarterly basis and independently validated annually by the Global Risk Management group. These models are tested to ensure rank ordering and back testing of parameters is appropriate as described in the Validation Guidelines. Comparison of estimated and actual loss parameters for the period ended July 31, 2013 are shown in Table 35. During this period the actual experience was significantly better than the estimated risk parameters.

T35 Estimated and actual loss parameters(1)

($ millions)	Average Estimated PD (%)(2)(7)	Actual Default Rate (%)(2)(5)	Average Estimated LGD (%)(3)(7)	Actual LGD (%)(3)(6)	Estimated EAD ($)(4)(7)	Actual EAD ($)(4)(5)
Residential Real Estate secured
Residential mortgages
Insured mortgages(8)	0.90	0.65	–	–	–	–
Uninsured mortgages	0.53	0.40	15.71	10.49	–	–
Secured lines of credit	0.91	0.26	27.44	16.46	83	76
Qualifying revolving retail exposures	1.53	1.34	71.57	67.72	410	402
Other retail	1.91	1.27	65.75	57.80	11	10
(1)	Excludes the acquisition ING Bank of Canada (ING DIRECT)
(2)	Account weighted aggregation
(3)	Default weighted aggregation
(4)	EAD is estimated for revolving products only
(5)	Actual based on accounts not at default as at four quarters prior to reporting date.
(6)	Actual LGD calculated based on 24 month recovery period after default and therefore exclude any recoveries received after the 24 month period.
(7)	Estimates are based on the four quarters prior to reporting date.
(8)	Actual and Estimated LGD for insured mortgages are not shown. Actual LGD includes the insurance benefit, whereas Estimated LGD may not.

Credit risk-weighted assets – International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

•	Residential real estate secured lending;

•	Qualifying revolving retail exposures consisting of all credit cards and lines of credit;
•	Other retail consisting of term loans.

Under the standardized approach, in general, residential real estate secured lending products are risk-weighted 35% and other retail products receive a 75% risk-weight.

Scotiabank Annual Report  2013      45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market Risk

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations between them, and their levels of volatility.

For all material trading portfolios, the Bank applies its internal models to calculate the market risk capital charge. OSFI has approved the Bank’s internal VaR, Stressed VaR, Incremental Risk Charge and Comprehensive Risk Measure models for the determination of market risk capital. The attributes and parameters of these models are described in the Risk Measurement Summary on page 72.

For some non-material trading portfolios, the Bank applies the Standardized Approach for calculating market risk capital. The standardized method uses a “building block” approach, with the capital charge for each risk category calculated separately.

Below are the market risk requirements as at October 31, 2013 and 2012.

T36 Total market risk capital table

($ millions)	2013	2012
All bank VaR	$192	$195
All bank stressed VaR	397	421
Incremental risk charge	338	118
Comprehensive risk measure	166	164
CRM surcharge	112	169
Standardized approach	31	38
Total market risk capital	$1,236	$1,106
(1)	Equates to $15,455 million of market risk-weighted assets (2012 – $13,823 million).

T37 Risk-weighted assets movement by key driver

($ millions)	Market risk
RWA as at November 1, 2012	$13,823
Movement in risk levels(1)	1,537
Model updates(2)	94
Methodology and policy(3)	–
Acquisitions and disposals	–
Other	–
RWA as at October 31, 2013	$15,454
(1)	Movement in risk levels are defined as changes in risk due to position changes and market movements. Foreign exchange movements are imbedded within Movement in risk levels.
(2)	Model updates are defined as updates to the model to reflect recent experience, change in model scope.
(3)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes (eg. Basel III).

Market risk-weighted assets increased $1.6 billion from 2012 as shown in Table 37 largely due to movements in risk levels related to higher corporate bond exposures which increased the Incremental Risk Charge.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls. The Bank currently applies the Standardized Approach for calculating operational risk capital as per applicable Basel Standards. Total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity. The Bank has submitted its pre-application to OSFI to use the Advanced Measurement Approach (AMA). Pending regulatory approval the Bank is expected to be AMA compliant in fiscal 2015. Under AMA, regulatory capital measurement will more directly reflect the Bank’s operational risk environment through the use of a loss distribution approach model which will use internal loss events, external loss events, scenario analysis and other adjustments to arrive at a final operational risk regulatory capital calculation. The impact on required regulatory capital is not determinable at this time.

Operational risk-weighted assets increased by $2.4 billion during the year due to organic and acquisitions-related growth in gross income.

Economic capital

Economic capital is a measure of the unexpected losses inherent in the Bank’s business activities. Economic capital is also a key metric in the Bank’s ICAAP. The calculation of economic capital relies on models that are subject to objective vetting and validation as required by the Bank’s Model Risk Management Policy. Management assesses its risk profile to determine those risks for which the Bank should attribute economic capital.

The major risk categories included in economic capital are:

•

Credit risk measurement is based on the Bank’s internal credit risk ratings for derivatives, corporate and commercial loans, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•	Market risk for economic capital incorporates models consistent with the regulatory basis, with some exclusions, and calibrated to a higher 99.95% confidence interval.

•	Operational risk for economic capital is based on a model incorporating actual losses, adjusted for an add-on for regulatory capital.

•	Other risks include additional risks for which economic capital is attributed, such as business risk, significant investments, insurance risk and real estate risk.

In addition, the Bank’s measure of economic capital includes a diversification benefit which recognizes that all of the above risks will not occur simultaneously.

The Bank also includes the full amount of goodwill and intangible assets in the economic capital amount. The Bank uses its economic capital framework to attribute capital to the business lines, refer to non-GAAP measures, page 17. Table 47 on page 66 shows the attribution of economic capital by business line which allows the Bank to appropriately compare and measure the returns from the business lines, based upon their inherent risk. For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

Off-balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements with entities that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: special purpose entities (SPEs), securitizations and guarantees and other commitments.

Special purpose entities (SPEs)

Arrangements with SPEs include SPEs that are used to provide a wide range of services to customers, such as SPEs established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities. The Bank creates, administers and manages personal and corporate trusts on behalf of its customers. The Bank also sponsors and actively manages mutual funds.

All SPEs are subject to a rigorous review and approval process to ensure that all relevant risks are properly identified and addressed. For many of the SPEs that are used to provide services to customers, the Bank does not guarantee the performance of the SPE’s underlying assets, and does not absorb any related losses. For other SPEs, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity or operational risks. The Bank earns fees based on the nature of its association with a SPE.

46      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Consolidated SPEs

The Bank controls its U.S.-based multi-seller conduit and certain funding and other vehicles and consolidates these SPEs in the Bank’s Consolidated Financial Statements.

As at October 31, 2013, total assets of consolidated SPEs were $42.0 billion compared to $31.2 billion at the end of 2012. The increase was due to the launch of Scotiabank Covered Bond Guarantor Limited Partnership in the second quarter of the fiscal year, in support of future issuances under the Scotiabank Global Registered Covered Bond Program. In addition, the Bank established Hollis Receivables Term Trust II in the first quarter of 2013, a securitization trust for unsecured personal line of credit receivables, which also contributed to the increase in total assets. More details of the Bank’s consolidated SPEs are provided in Note 14 to the Consolidated Financial Statements on pages 150 to 152.

Unconsolidated SPEs

There are two primary types of association the Bank has with unconsolidated SPEs:

•	Canadian multi-seller conduits administered by the Bank, and

•	Structured finance entities.

The Bank earned total fees of $20 million in 2013 and 2012, from certain SPEs in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with these unconsolidated SPEs, including details of liquidity facilities and maximum loss exposure by SPE category is provided below and in Note 14 to the Consolidated Financial Statements on pages 150 to 152.

Canadian multi-seller conduits administered by the Bank

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $15 million in 2013, compared to $13 million in 2012. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. The Bank’s exposure to the conduits does not give the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits’ assets has been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.2 billion as at October 31, 2013 (October 31, 2012 – $3.5 billion). The year-over-year increase was due to growth in client business. As at October 31, 2013, total commercial paper outstanding for the Canadian-based conduits was $3.0 billion (October 31, 2012 – $2.6 billion) and the Bank held less than 0.4% of the total commercial paper issued by these conduits. Table 38 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2013 and 2012, by underlying exposure.

Approximately 7% of the funded assets were externally rated AAA as at October 31, 2013, with the balance having an equivalent rating of AA- or higher based on the Bank’s internal rating program. There were no non-investment grade assets held in these conduits as at October 31, 2013. Approximately 39% of the funded assets have final maturities falling within three years, and the weighted-average repayment period, based on cash flows, approximates two years. There is no exposure to the U.S. subprime mortgage risk within these two conduits.

T38 Assets held by Scotiabank-sponsored Canadian-based multi-seller conduits

As at October 31 ($ millions)	2013
	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$1,385	$775	$2,160
Trade receivables	521	197	718
Canadian residential mortgages	1,112	163	1,275

Total(3)	$ 3,018	$ 1,135	$ 4,153

	2012

As at October 31 ($ millions)	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$2,097	$619	$2,716
Trade receivables	135	120	255
Canadian residential mortgages	406	104	510

Total(3)	$ 2,638	$ 843	$ 3,481
(1)	Funded assets are reflected at original cost, which approximates estimated fair value.
(2)	Exposure to the Bank is through global-style liquidity facilities.
(3)	These assets are substantially sourced from Canada.

Structured finance entities

The Bank has interests in SPEs used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank’s maximum exposure to loss from structured finance entities was $1,257 million as at October 31, 2013, (October 31, 2012 – $1,826 million). The year-over-year decrease reflects paydowns in line with maturity of the underlying assets.

Securitizations

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities that are sold to Canada Housing Trust (CHT) and/or third parties. The sale of such mortgages does not qualify for derecognition with the exception of sale of social housing mortgage pools. The outstanding amount of off-balance sheet securitized social housing pools was $1,590 million as at October 31, 2013, compared to $1,755 million last year. The transferred mortgages sold to CHT and/or third parties continue to be recognized on balance sheet along with the proceeds from sale treated as secured borrowings. More details have been provided in Note 13 to the consolidated financial statements on Page 149.

The Bank securitizes a portion of its unsecured personal line of credit receivables (receivables) on a revolving basis through Hollis Receivables Term Trust II (Hollis), a Bank-sponsored special purpose entity. Hollis issues notes to third-party investors and the Bank, and the proceeds of such issuance are used to purchase a co-ownership interest in the receivables originated by the Bank. The sale of such co-ownership interest does not qualify for derecognition. Recourse of the note holders is limited to the purchased interest. The subordinated notes issued by the SPE are held by the Bank. During the year, $602.4 million of assets were securitized through Hollis.

Scotiabank Annual Report  2013      47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

•

Standby letters of credit and letters of guarantee. As at October 31, 2013, these amounted to $24.2 billion, compared to $22.1 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party. The year-over-year increase reflects a general increase in customer activity;

•

Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met.

•

Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties’ performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•

Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2013, these commitments amounted to $119 billion, compared to $110 billion last year.

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

Fees from the Bank’s guarantees and loan commitment arrangements, recorded as credit fees in other income in the Consolidated Statement of Income, were $434 million in 2013, compared to $445 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 37 to the Consolidated Financial Statements on pages 177 to 178.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the Bank’s financial position and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income:

•	available-for-sale securities, net of related hedges,

•	derivatives designated as cash flow hedges, and

•	net investment hedges.

Gains and losses on available-for-sale securities are recorded in the Consolidated Statement of Income when realized. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

All changes in the fair value of derivatives, including embedded derivatives that must be separately accounted for, are recorded in the Consolidated Statement of Income, other than those designated as cash flow and net investment hedges which flow through other comprehensive income. The Bank’s accounting policies for derivatives and hedging activities are further described in Note 3 to the Consolidated Financial Statements (see pages 123 and 126).

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses resulting from loans are recorded in the provision for credit losses. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in other operating income – trading revenues. Realized gains and losses and writedowns for impairment on available-for-sale debt or equity instruments are recorded in net gain on investment securities within other operating income.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. Market risk arises from changes in market prices and rates including interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 61 to 82. In addition, Note 38 to the Consolidated Financial Statements on pages 179 to 188 presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 basis point increase or decrease in interest rates on annual income, and the economic value of shareholders’ equity, as described on page 73. For trading activities, the table on page 75 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the Bank’s maturity profile of derivative instruments, only 15% (2012 – 14%) had a term to maturity greater than five years.

Note 9 to the Consolidated Financial Statements (see pages 139 to 143) provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank’s financial instruments is provided in Note 6 to the Consolidated Financial Statements (see pages 133 to 137) along with a description of how these amounts were determined.

The fair value of the Bank’s financial instruments was favourable when compared to their carrying value by $517 million as at October 31, 2013, (October 31, 2012 – favourable $3,618 million). This difference relates to loan assets, deposit liabilities, subordinated debentures and capital instrument liabilities. The year-over-year change in the fair value over book value arose mainly from changes in interest rates. Fair value estimates are based on market conditions as at October 31, 2013, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting estimates on pages 84 and 85.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 8 to the Consolidated Financial Statements (see page 138). These designations were made primarily to significantly reduce accounting mismatches.

48      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GROUP FINANCIAL CONDITION

Selected credit instruments – publically known risk items

Mortgage-backed securities

Non-trading portfolio

Total mortgage-backed securities held as available-for-sale securities as a percent of the Bank’s total assets is insignificant as at October 31, 2013, and are shown below in Table 39. Exposure to subprime mortgage risk in the U.S. is nominal.

Trading portfolio

Total mortgage-backed securities held as trading securities represent less than 0.15% of the Bank’s total assets as at October 31, 2013, and are shown in Table  39.

T39 Mortgage-backed securities

As at October 31 Carrying value ($ millions)	2013		2012
	Non-trading portfolio	Trading portfolio	Non-trading portfolio		Trading portfolio
Canadian NHA mortgage-backed securities(1)	$–	$733	$–		$353
Commercial mortgage-backed securities	2	59	3	(2)	24	(3)
Other residential mortgage-backed securities	127	292	123		228
Total	$129	$1,084	$126		$604

(1)	Canada Mortgage and Housing Corporation provides a guarantee of timely payment to NHA mortgage-backed security investors.
(2)	The assets underlying the commercial mortgage-backed securities in the non-trading portfolio relate primarily to non-Canadian properties.
(3)	The assets underlying the commercial mortgage-backed securities in the trading portfolio relate to Canadian properties.

Collateralized debt obligations and collateralized loan obligations

Non-trading portfolio

The Bank has collateralized debt obligation (CDO) and collateralized loan obligation (CLO) investments in its non-trading portfolio. CDOs and CLOs generally achieve their structured credit exposure either synthetically through the use of credit derivatives, or by investing and holding corporate loans or bonds.

Cash-based CDOs and CLOs are classified as loans and are carried at amortized cost. These are assessed for impairment like all other loans. Synthetic CDOs and CLOs continue to be classified as available-for-sale securities, with all changes in fair value attributed to the embedded credit derivative reflected in net income.

As at October 31, 2013, the carrying value of cash-based CDOs and CLOs reported as loans on the Consolidated Statement of Financial Position was $548 million (October 31, 2012 – $821 million). The fair value was $535 million (October 31, 2012 – $717 million). The large year-over-year decline was due primarily to disposals and repayments during the year. None of these cash-based CDOs and CLOs are classified as impaired. Substantially all of the referenced assets of the Bank’s CDOs and CLOs are corporate exposures, without any U.S. mortgage-backed securities.

The Bank’s remaining exposure to synthetic CDOs and CLOs was $30 million as at October 31, 2013, (October 31, 2012 – $23 million). During the year, the Bank recorded a pre-tax gain of $9 million in net income for changes in fair value of synthetic CDOs and CLOs (2012 – pre-tax gain of $24 million). The change in fair value of the synthetic CDOs and CLOs was mainly driven by the sale of certain CDOs and the securities acquired through the ING DIRECT acquisition in 2013.

Trading portfolio

The Bank also holds synthetic CDOs in its trading portfolio as a result of structuring and managing transactions with clients and other financial institutions. To hedge its trading exposure, the Bank purchases or sells CDOs to other financial institutions, along with purchasing and/or selling index tranches or single name credit default swaps (CDSs). The main driver of the value of CDOs and CDSs is changes in credit spreads. Total CDOs purchased and sold in the trading portfolio are shown in Table 40 below.

T40 Collateralized debt obligations (CDOs)

As at October 31 Outstanding ($ millions)	2013		2012
	Notional Amount	Positive/ (negative) fair value	Notional Amount	Positive/ (negative) fair value
CDOs – sold protection	$2,529	$31	$2,793	$(156)
CDOs – purchased protection	$1,938	$8	$2,374	$202

The change in the notional amounts of the CDO sold protection is due mainly to trades that were unwound with counterparties during the year. The change in fair value of CDOs was due to tightening in credit spreads that occurred in the second half of the year. Based on positions held at October 31, 2013, a 50 basis point widening of relevant credit spreads in this portfolio would result in a pre-tax increase of approximately $6.4 million in net income.

Over 66% of the Bank’s credit exposure to CDO swap counterparties is to entities which are externally or internally rated investment grade equivalent. The referenced assets underlying the trading book CDOs are substantially all corporate exposures, with no mortgage-backed securities.

Other

As at October 31, 2013, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurance and investments in structured investment vehicles.

Scotiabank Annual Report  2013      49

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS LINE OVERVIEW

CANADIAN BANKING

Canadian Banking had record net income attributable to equity holders in 2013, earning $2,304 million, an increase of $368 million or 19% over last year. This was driven by the acquisition of ING DIRECT, strong asset and deposit growth which was partly offset by lower other operating income. There was a significant improvement in the provisions for credit losses, and operating expenses were well controlled. Return on economic equity decreased to 35.8% from 39.1% last year, mainly reflecting an increase in economic equity related to ING DIRECT.

C25 Canadian Banking net income(1) $ millions

INTERNATIONAL BANKING

International Banking reported higher earnings in 2013, with net income attributable to equity holders of $1,749 million, an increase of $184 million or 12% from last year. These results include an after-tax net benefit of $90 million from non-recurring items. Adjusting for these items, net income increased by $94 million or 6%. This was driven by strong asset growth in Latin America, acquisitions of Banco Colpatria in Colombia and Credito Familiar in Mexico, higher underlying contributions from associated corporations, gains on investment securities, and the favorable impact of foreign currency translation. These were partially offset by higher provisions for credit losses, expenses, and income taxes.

C26 International Banking net income(1) $ millions

GLOBAL WEALTH & INSURANCE

Global Wealth & Insurance reported record net income attributable to equity holders of $1,272 million, an increase of $127 million or 11% year over year. This increase was driven by strong organic growth and acquisitions, including in Colfondos AFP and in AFP Horizonte, Colombia’s 4th largest and Peru’s 3rd largest pension fund companies, respectively. Revenue growth was strong across both the global insurance and global wealth businesses, the latter due to ongoing growth in AUA/AUM.

C27 Global Wealth & Insurance income(1) $ millions

GLOBAL BANKING & MARKETS

Global Banking & Markets reported net income attributable to equity holders of $1,482 million in 2013 despite somewhat less favourable market conditions. This was down slightly by $8 million or 1% from last year. Revenues reached record levels, but growth was modest as strong performances in the lending and fixed income businesses were offset by market challenges impacting investment banking and other capital markets businesses. Provisions for credit losses were higher by $5 million in 2013 while operating expenses grew 5%.

(1)  Net income attributable to equity holders.

(2)  Includes an acquisition-related gain from the purchase of DundeeWealth.

C28 Global Banking & Markets net income(1) $ millions

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:
• Net income	• Return on economic equity	• Productivity ratio	• Loan loss ratio	• Employee engagement

T41 2013 financial performance

($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income(2)	$5,577	$4,936	$486	$821	$(454)	$11,366
Net fee and commission revenues	1,507	1,403	2,934	1,290	(195)	6,939
Net income / (loss) from investments in associated corporations	10	668	230	–	(228)	680
Other operating income(2)	37	426	423	1,534	(62)	2,358
Total revenue(2)	7,131	7,433	4,073	3,645	(939)	21,343
Provision for credit losses	477	781	3	35	–	1,296
Operating expenses	3,534	4,113	2,400	1,596	(56)	11,587
Provision for income taxes(2)	816	595	359	523	(530)	1,763
Net income	$2,304	$1,944	$1,311	$1,491	$(353)	$6,697
Net income attributable to non-controlling interest
Non-controlling interests in subsidiaries	–	195	39	9	1	244
Capital instrument equity holders	–	–	–	–	31	31
Net income attributable to equity holders of the Bank	$2,304	$1,749	$1,272	$1,482	$(385)	$6,422
Return on economic equity(3) (%)	35.8%	14.4%	17.6%	28.1%	N/A	16.4%
Total average assets ($ billions)	$272	$121	$14	$250	$92	$749
Total average liabilities ($ billions)	$191	$78	$18	$189	$229	$705

(1)	The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes, changes in the collective allowance on performing loans, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.
(2)	Taxable equivalent basis. See non-GAAP measures on page 17.
(3)	Non-GAAP measure. Return on equity for the business lines is based on economic equity attributed. See non-GAAP measures on page 17.

50      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    CANADIAN BANKING

Canadian Banking

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to retail, small business and commercial customers in Canada.

2013 Achievements

•    Continued to focus on payments, deposits and investments

–   Successfully completed the acquisition of ING DIRECT, which diversified the Bank’s business and improved personal deposits by $30 billion

–   Leveraged partnerships with SCENE and American Express to accelerate momentum in payments

–   Partnered closely with Global Wealth & Insurance to offer customers a full suite of investment products

•    Led the market in automotive lending with a focus on automotive manufacturers

•    Enhanced the customer experience

–   Launched a new partnership with Couche-Tard Convenience stores, offering Scotiabank customers free access to an additional 287 ABMs across Quebec

–   Delivered a best in class self-service experience by launching an iPAD app, relaunching Scotiabank’s mobile banking experience and introducing click-to-chat

–   Upgraded all Scotiabank ABMs with newly designed screens and features

–   Expanded sales network and increased customer contact, driving record levels of customer satisfaction in Commercial Banking

•   Achieved market recognition as an industry leader in self-service banking, Small Business and Customer Call Centres

–   Named Canada’s Best Consumer Internet Bank by Global Finance magazine, winning in Best Online Deposit, Credit and Investment Product Offerings, Best Integrated Consumer Bank Site, Best in Mobile Banking and Best Web Site Design

–   Tied for #1 in CFIB’s “Battle of the Banks” report on Small and Mid-Sized Businesses

–   Achieved World Class certification by Sensors Quality Management Inc. (SQM) at the Bank’s Calgary, Hailfax and Toronto Customer Contact Centres

T42 Canadian Banking financial performance

($ millions)	2013	2012	2011
Net interest income(1)	$5,577	$4,756	$4,553
Net fee and commission revenues	1,507	1,477	1,418
Net income / (loss) from investments in associated corporations	10	4	7
Other operating income	37	50	13
Total revenue(1)	7,131	6,287	5,991
Provision for credit losses	477	506	592
Operating expenses	3,534	3,152	3,084
Income taxes	816	691	645
Net income	$2,304	$1,938	$1,670
Net income attributable to non-controlling interest	–	2	3
Net income attributable to equity holders of the Bank	$2,304	$1,936	$1,667

Key ratios
Return on economic equity	35.8%	39.1%	35.7%
Productivity	49.6%	50.1%	51.5%
Net interest margin(2)	2.10%	2.16%	2.21%
Provision for credit losses as a percentage of loans and acceptances	0.18%	0.23%	0.28%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$270,059	$223,904	$209,359
Total assets	272,488	224,916	210,549
Deposits	186,518	146,689	140,130
Total liabilities	190,820	150,434	143,217
Economic equity	$6,320	$4,918	$4,626

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers’ acceptances.

Business Profile

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to over 7.6 million personal and business customers across Canada through its network of 1,038 branches and 3,800 automated banking machines, as well as internet, mobile and telephone banking and specialized sales teams. Scotiabank also provides an alternative self-directed banking solution to 1.9 million ING DIRECT customers through internet, mobile and telephone banking.

Canadian Banking is comprised of the following areas:

Retail and Small Business Banking provides financial advice, solutions and day-to-day banking products, including debit cards, deposit accounts, credit cards, investments, mortgages, loans, and related creditor insurance products, to individuals and small businesses.

Commercial Banking delivers advice and a full suite of customized lending, deposit, cash management and trade finance solutions to medium and large businesses.

Strategy

Canadian Banking continues to improve its competitive position by focusing on its core purpose of being the best at helping customers become financially better off. Canadian Banking will deliver on this by focusing on the customer first and delivering on its 2014 strategic priorities.

2014 Priorities

•   Be truly customer centric and deliver a consistent and seamless experience across all channels

•    Acquire new customers and deepen relationships with existing customers to build loyalty and earn customer referrals

•   Grow payments, deposits and investments by building the base of primary customers

•   Accelerate the development of Canadian Banking’s capabilities and technical infrastructure in payments, and leverage partnerships and rewards to earn a fair share in credit cards and day-to-day products

•   Drive ongoing operational excellence by simplifying processes and driving efficiencies

•   Preserve and grow the ING DIRECT deposit base by extending the value proposition to meet the everyday banking needs of self-directed Canadians

•   Support Scotiabank’s excellent team of employees and develop current and future leaders

Scotiabank Annual Report  2013      51

MANAGEMENT’S DISCUSSION AND ANALYSIS

C29	Total revenue

$ millions

C30	Total revenue by sub-segment

$ millions

C31	Average loans and acceptances

$ billions

Financial Performance

Canadian Banking’s net income attributable to equity holders was $2,304 million in 2013, $368 million or 19% higher than last year. Return on economic equity was 35.8% versus 39.1% last year. Retail, small business, and commercial banking all generated strong performances.

Assets and liabilities

Average assets rose $48 billion or 21% from last year. The increase was due primarily to the acquisition of ING DIRECT as well as growth of $10 billion or 7% in residential mortgages, $3 billion or 23% in consumer auto loans and $2 billion or 7% business loans and acceptances.

Average liabilities rose $41 billion or 27%, mainly from the acquisition of ING DIRECT and solid growth in each of retail, small business and commercial banking. Retail Banking experienced strong organic growth in chequing accounts and high interest savings deposits. There was also growth in small business and commercial banking business operating accounts.

Revenues

Total revenues were $7,131 million, up $844 million or 13% from last year.

Net interest income increased 17% to $5,577 million. Excluding the impact of ING DIRECT, the underlying growth in net interest income was driven by strong asset and deposit growth. The net interest margin decreased 6 basis points to 2.10% due entirely to the acquisition of ING DIRECT.

Net fee and commission revenues were $1,507 million in 2013, up $30 million or 2%, due primarily to strong growth across several categories including higher fees from mutual fund sales and card revenues.

Other operating income of $37 million was down $13 million as last year included a gain on the sale of a non-strategic leasing business. This was partially offset by higher net gains on investment securities.

Retail & Small Business Banking

Total retail and small business banking revenues were $5,473 million, up $792 million or 17% from last year. Net interest income grew by $725 million or 20%. Excluding the impact of ING DIRECT, the underlying growth was driven by solid growth in mortgages, consumer auto loans and deposits, and a 2 basis point improvement in the margin. Net fee and commission revenues increased by $38 million or 3%, reflecting contributions from ING DIRECT, higher fees from mutual fund sales and increased credit card revenues. Other operating income rose $29 million, mainly from higher gains on investment securities.

Commercial Banking

Total commercial banking revenues increased $52 million or 3% to $1,658 million in 2013. Net interest income rose by $95 million or 8% due mainly to growth in loans and business operating accounts. Net fee and commission revenues decreased by $7 million or 2% from lower credit fees and foreign exchange revenues. Net income from investments in associated corporations increased by $6 million or 63% year over year. Other operating income was down $42 million or 87% mainly due to the prior year’s gain on the sale of a non-strategic leasing business.

Operating expenses

Operating expenses were up $382 million or 12%. Excluding the impact of ING DIRECT, underlying expenses were up 4%, mainly due to inflationary growth, higher spending to support growth initiatives and increased pension costs. Operating leverage was positive 1.3% year over year.

Provision for credit losses

The provision for credit losses was $477 million, a decrease of $29 million from $506 million last year, due mainly to lower provisions in the commercial portfolios.

Provision for income taxes

The effective tax rate was in line with the previous year.

Outlook

The outlook for Canadian Banking in 2014 is anticipated to remain solid, with good loan growth across most businesses, although a slightly lower growth rate is expected in mortgage lending. Deposit growth will continue to be challenged by intense competition in a low rate environment. The acquisition of ING DIRECT provides Canadian Banking with a broader deposit and customer base and is expected to continue to contribute strongly in the coming year. Provisions for credit losses are expected to increase with asset growth, along with potentially higher commercial provisions from a very low level in 2013. Managing expenses will be a key priority for the group.

52      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    INTERNATIONAL BANKING

International Banking

International Banking provides a full range of financial products, solutions and advice to retail and commercial customers in select regions outside of Canada.

2013 Achievements

•   Completed the acquisition of Credito Familiar in Mexico, a 243 branch operation focused on the Consumer and Microfinance segment. This acquisition allows the Bank to leverage Peru’s successful CrediScotia model in Mexico.

•    Launched Premium Banking in Chile, Peru, Barbados, Trinidad, and Jamaica, which strengthens the Bank’s position in the profitable mass affluent segment

•    Scotiabank Mexico announced an alliance with the country’s largest chain of convenience stores, “OXXO”, which will allow the stores to carry out basic banking transactions on behalf of clients. This new partnership will provide 10,800 new points of contact with customers and execute an estimated 750,000 additional transactions annually

•    Named the Best Consumer Internet Bank 2013 in 22 Caribbean and Central American countries by Global Finance magazine

•    Opened an Operations and Shared Service hub in Trinidad and Tobago to support back office operational functions in 12 Caribbean countries

•    Scotiabank was named Bank of the Year 2013 in Trinidad and Tobago, Jamaica, and British Virgin Islands by The Banker magazine

•    Recognized as the Best Workplace in the Caribbean and Central America. Scotiabank has also been named Best Workplace in Costa Rica, the Dominican Republic, EI Salvador, Mexico, Panama, Peru, and Puerto Rico

•    Thanachart Bank was named Company of the Year 2012 by the Thai Canadian Chamber of Commerce in May 2013

•    Scotiabank Jamaica was recognized by the Private Sector Organisation of Jamaica/Jamaica Customer Service Association with their Service Excellence Award for 2013

•    Mexico’s President Enrique Pena Nieto awarded Scotiabank Mexico the “National Agroalimentary Prize” in the Services category. This Award represents the highest recognition in the Agricultural business in Mexico.

T43 International Banking financial performance

($ millions)	2013	2012	2011
Net interest income(1)	$4,936	$4,468	$3,579
Net fee and commission revenues	1,403	1,299	1,076
Net income/(loss) from investments in associated corporations	668	384	378
Other operating income(1)	426	347	356
Total revenue(1)	7,433	6,498	5,389
Provision for credit losses	781	613	509
Operating expenses	4,113	3,687	3,038
Income taxes(1)	595	464	375
Net income	$1,944	$1,734	$1,467
Net income attributable to non-controlling interest	195	169	59
Net income attributable to equity holders of the Bank	$1,749	$1,565	$1,408
Key ratios
Return on economic equity	14.4%	12.3%	13.2%
Productivity(1)	55.3%	56.7%	56.4%
Net interest margin(2)	4.12%	4.14%	3.89%
Provision for credit losses as a percentage of loans and acceptances	0.86%	0.75%	0.75%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$119,899	$108,048	$92,194
Total assets	121,085	109,135	93,185
Deposits	61,741	54,305	45,182
Total liabilities	78,460	69,884	59,466
Economic equity	$11,629	$12,429	$10,374

(1)	Taxable equivalent basis.
(2)	Net interest income (TEB) as % of average earning assets excluding bankers’ acceptances.

Business Profile

International Banking encompasses retail and commercial banking operations in 43 of the more than 55 countries outside Canada in which Scotiabank operates – an international presence unmatched by other Canadian banks. This business line has operations in Latin America, the Caribbean and Central America, and Asia. A full range of personal and commercial financial services is provided to over 13.9 million customers through a network of over 3,000 branches and offices, 7,500 ABMs, mobile, internet and telephone banking, in-store banking kiosks, and specialized sales forces.

Strategy

The International Banking growth strategy is aligned with the All-Bank priorities, with primary focus on the following:

•

Build profitable primary customer relationships by driving an advice-based customer value proposition, providing customers with multiple products and services to meet their needs, and anchoring relationships with payment-driven solutions

•

Lead with a streamlined operating model to drive consistency, maximize efficiency gains and selectively re-invest in key opportunities to drive top-line revenue growth and maintain an effective governance model from a compliance perspective

•	Continue to invest in leadership strategies to attract, develop, and engage our future leaders and drive greater cultural and gender diversity to reflect our markets

2014 Priorities

Commercial Banking

•	Grow mid-market customer base through enhancement of the Bank’s relationship coverage model and alignment of credit guidelines and processes to the risk profile of this segment

•	Leverage Scotiabank’s corporate and industry capabilities by collaborating with Global Banking & Markets and Global Wealth & Insurance to provide tailored solutions to business banking clients

•	Improve customer service and the efficiency in distribution networks

Retail Banking

•	Strengthen distribution channels through expansion of non-branch channels and improve branch productivity

•

Profitably grow the customer base by strengthening the Bank’s position in the Retail Mass Affluent segment and strengthening the Payroll/Bank@Work sales model to drive core deposits, asset sales, and customer growth

•

Anchor customer relationships through leveraging risk and CRM technologies across channels and capturing full primary relationships through segment-specific value propositions anchored in core deposits

Scotiabank Annual Report  2013      53

MANAGEMENT’S DISCUSSION AND ANALYSIS

C32	Total revenue

C33	Total revenue by region

$ millions

C34	Average loans and acceptances

$ billions

C35	Average earning assets(1) by region

$ billions

(1)	Average earning assets excluding bankers acceptances.

Financial Performance

Net income attributable to equity holders increased by $184 million or 12% to $1,749 million including a $90 million after tax benefit from (i) the sale of a subsidiary by an associated corporation in Thailand ($150 million), less (ii) a valuation adjustment on acquisition-related receivables in Puerto Rico ($40 million), and (iii) a restructuring charge in Uruguay ($20 million). Adjusting for these items, net income increased by $94 million or 6% driven by acquisitions and solid underlying revenue growth, which included an after-tax gain of $25 million on the sale of a non-strategic business in Peru. Partly offsetting were higher provisions for credit losses, operating expenses and income taxes. Return on economic equity was 14.4% versus 12.3% last year.

Assets and liabilities

Average assets of $121 billion increased 11%, driven by strong retail and commercial loan growth of 12% mainly in Latin America, including acquisitions of Banco Colpatria and Credito Familiar. Deposit growth was strong at 14%.

Revenues

Total revenues of $7,433 million increased 14%. Excluding the $203 million benefit (on a tax-normalized basis) of the noted gain in an associated corporation in Thailand and the favourable impact of foreign exchange translation, revenues rose $641 million or 10%.

Net interest income increased 10% driven by solid loan growth and acquisitions. The net interest margin at 4.12% was relatively flat compared to 4.14% last year. Net fee and commission revenues increased 8% to $1,403 million largely driven by the acquisitions and higher underlying retail and commercial fees. Net income from associated corporations increased $284 million. Excluding the noted gain (on a tax-normalized basis) in an associated corporation, contributions were up $81 million or 21% mainly in Asia. Other operating income rose 23% to $426 million due mainly to the gain on the sale of a non-strategic business in Peru and higher net gains on investment securities.

Latin America

Total revenues of $4,550 million increased 17% from last year, driven by strong loan growth and acquisitions. Net interest income rose $496 million or 18%, reflecting the impact of increased assets and the contributions from acquisitions. Net fee and commission revenues increased by $81 million or 9% largely due to acquisitions. Other operating income rose by $76 million or 29% due primarily to the gain on the sale of a non-strategic business in Peru and higher net gains on investment securities.

Caribbean and Central America

Total revenues increased 2% to $1,953 million. Net interest income was in line with last year. Fee and commission revenues increased by 6% due to higher retail and commercial fees. Other operating income rose 51% on strong merchant banking and foreign exchange revenues.

Asia

Total revenues were $930 million, an increase of 36% over last year. Excluding the noted gain from an associated corporation of $203 million (on a tax-normalized basis), revenues were up 6%. Net interest income declined by $29 million or 9% as solid growth of 5% in lending assets was offset by lower spreads. Net income from associated corporations adjusted for the noted gain, increased $85 million or 34% driven primarily by Thanachart Bank in Thailand. Other operating income was $15 million lower from reduced net gains on investment securities.

Operating expenses

Operating expenses of $4,113 million increased 12% from last year, or 8% excluding the noted non-recurring charges of $74 million and the unfavourable impact of foreign currency translation. Approximately two thirds of the underlying growth was driven by acquisitions. Operating leverage, excluding the noted items, was a positive 1.7% for the year.

Provision for credit losses

The provision for credit losses increased $168 million to $781 million. Excluding acquisitions and lower commercial recoveries in Peru, the underlying increase in provision for credit losses was generally in line with asset growth. The provision this year includes a net benefit of $55 million due to the net amortization of the credit mark on acquired loans in Colombia compared to $20 million in 2012.

Provision for income taxes

The effective tax rate was 23% compared to 21% last year due primarily to lower tax benefits.

Outlook

International Banking expects to benefit from its diversified global footprint and the relatively attractive economic and demographic profiles of the regions in which it operates. While growth has moderated in many Latin American and Asian countries, it is expected that loan growth will remain solid in these key markets in 2014. Margins are expected to remain relatively stable at current levels. Retail credit provisions are expected to increase in line with asset growth, with commercial credit provisions rising moderately from historically low levels. Selective and disciplined acquisitions, primarily in existing markets, will continue to be considered. Overall, International Banking is well positioned for 2014 and is focused on maintaining the momentum in asset growth while managing risk and expenses carefully.

54      2013  Scotiabank Annual Report

Global Wealth & Insurance

Offers wealth management and insurance products and services to retail and institutional clients in Canada and internationally.

2013 Achievements Global Wealth & Insurance

•   Completed the acquisition of 51% of Colfondos AFP, Colombia’s 4th largest pension fund company

•    Acquired 50% of AFP Horizonte, Peru’s 3rd largest pension fund manager

•    Received regulatory approval to operate fund management joint venture with Bank of Beijing

•    Scotia Insurance Caribbean Limited (SICL) commenced underwriting the Bank’s creditor insurance business in Barbados and increased its presence in the English Caribbean with Life and Health underwriting capabilities

•    Achieved record net sales for ScotiaFunds through the Canadian Banking channel

•    Scotia Fondos in Mexico won 3 Fund Pro Platinum Performance awards, and Scotia Asset Management Chile won 2 Fund Pro Platinum Performance awards

•    Dynamic Funds won 5 Lipper Awards and 2 Canadian Investment Awards, which are Canadian industry awards recognizing excellence

•    Completed rebranding of DundeeWealth advisory business to HollisWealth

•   Scotia iTRADE was named the best discount brokerage for Active Traders and Beginner Investors in MoneySense magazine’s first ever survey of discount brokerages in Canada

•    Scotia Casa de Bolsa was recognized as best brokerage house in Mexico by “El Inversionista” (The Investor) magazine

•    Launched International Private Banking in Toronto together with International Investment Advisory team

•    Scotiabank was ranked #1 for Best Private Banking Services overall in Jamaica and Barbados, and for Best Relationship Management in the Caribbean region by Euromoney

Global Transaction Banking (GTB) offers comprehensive business solutions – cash management, payment services, electronic banking, business deposits, and trade services – on a global basis to the small business, commercial and corporate customers of the Bank. It also provides correspondent banking products and services to other financial institutions globally. The financial results of this unit are included in Canadian Banking, International Banking and Global Banking & Markets.

2013 Achievements Global Transaction Banking

•   Launched new business in Uruguay

•    Awarded Global Finance magazine’s Best Corporate/Institutional Internet Bank 2013 in 17 Latin American countries, and Best Online Cash Management in Latin America

•    Recognized as 2013 Best Overall Trade Bank in Central America and the Caribbean by Trade Finance magazine for 4th time in 5 years. Also received the 2012 Deal of the Year award for the Cerro del Aguila landmark project and associated financing in Peru.

T44 Global Wealth & Insurance financial performance

($ millions)	2013	2012	2011
Net interest income(1)	$486	$502	$444
Net fee and commission revenues	2,934	2,469	2,205
Net income/(loss) from investments in associated corporations	230	210	212
Other operating income(1)	423	392	576
Total revenue(1)	4,073	3,573	3,437
Provision for credit losses	3	3	2
Operating expenses	2,400	2,067	1,900
Income taxes(1)	359	333	280
Net income	$1,311	$1,170	$1,255
Net income attributable to non-controlling interest	39	25	29
Net income attributable to equity holders of the Bank	$1,272	$1,145	$1,226

Key ratios
Return on economic equity	17.6%	14.5%	17.6%
Productivity(1)	58.9%	57.9%	55.3%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets	$10,553	$9,638	$9,328
Total assets	14,379	13,539	12,324
Deposits	16,789	15,227	11,826
Total liabilities	17,522	15,923	12,755
Economic equity	$6,965	$7,756	$6,843

Other ($ billions) as at Oct 31
Assets under administration	$326	$283	$262
Assets under management	$145	$115	$103

(1)	Taxable equivalent basis.

Business Profile

Global Wealth & Insurance combines the Bank’s wealth management and insurance operations, in Canada and internationally, and is diversified across multiple geographies, product lines and strong businesses. The division recently changed its name from Global Wealth Management to Global Wealth & Insurance (GWI) to recognize the scale and growth opportunities of the Bank’s insurance business.

Global Wealth is an integrated business comprising of asset management and client-facing businesses.

The asset management business is focused on investment manufacturing and developing investment solutions for both retail and institutional investors. The global client-facing wealth business units include private client, online and full service brokerage, institutional client services and the independent advisor channel. Its focus is on providing advice and solutions for clients in Canada and internationally.

Global Insurance has four main business lines in Canada: creditor, life and health, home and auto and travel. Internationally, a full range of creditor and non-creditor insurance products (life and health, home and auto, unemployment, universal life, retirement savings, fraud and assistance) are sold to Bank clients through a number of different channels.

Strategy

GWI is focused on driving strong organic growth. This will be achieved by providing high quality service and comprehensive advice solutions tailored to clients’ needs to help them grow, preserve and transfer their wealth. To accomplish this, GWI will leverage the division’s global talent and expertise, global platform, international reach and partnerships within the Bank to drive deeper, longer lasting relationships with clients.

2014 Priorities

•	Enhancing the client experience by delivering best-in-class products, solutions and advice globally

•	Growing the client base by leveraging the Bank’s significant global footprint

•	Increasing product penetration of insurance in Canadian and international markets

•	Integrating and fully leveraging acquisitions to accelerate growth

•	Working collaboratively to collectively fulfill more client needs across the Bank

•	Investing in technology to enhance efficiency and client experience

•	Optimizing the division’s portfolio of brands

Scotiabank Annual Report  2013      55

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GLOBAL WEALTH & INSURANCE

MANAGEMENT’S DISCUSSION AND ANALYSIS

C36	GWI revenue

C37	Total revenue

C38	Wealth management asset growth

$ billions, as at October 31

*	2011 amounts have been restated to reflect intercompany relationships (as per Q1’12 MD&A)

Financial Performance

Global Wealth & Insurance reported net income attributable to equity holders of $1,272 million, an increase of $127 million or 11% compared to last year. Net income increased due to strong broad-based results in both the wealth management and insurance businesses. Growth in wealth management was driven by higher assets under management (AUM) and assets under administration (AUA) from net sales, improved financial market conditions and the acquisitions of Colfondos in Colombia and AFP Horizonte in Peru. Return on economic equity was 17.6% compared to 14.5% last year.

Assets and liabilities

Assets under management (AUM) of $145 billion increased $30 billion or 27% from last year, driven by acquisitions, improved financial markets and strong net sales in ScotiaFunds. AUA increased $43 billion or 15% to $326 billion driven by acquisitions, new client assets, and improved financial markets. AUM and AUA for the Bank’s investment in CI Financial Corp. are not included in these results.

Revenues

Total revenues for the year were $4,073 million, an increase of $500 million or 14% over last year. The increase in revenues was driven by strong growth across the wealth management and insurance businesses and from acquisitions.

Net interest income of $486 million decreased by $16 million or 3% year over year, due to margin compression partly offset by growth in loans and deposits.

Net fee and commission revenues of $2,934 million grew by $465 million or 19% due mainly to stronger brokerage revenues, higher mutual fund fees, acquisitions and increased global insurance sales.

Net income from investments in associated corporations increased by $20 million or 9% from the Bank’s investment in CI Financial Corp.

Other operating income of $423 million, increased by $31 million or 8% due to higher global insurance revenues.

Wealth Management

Total revenue of $3,415 million, increased $418 million or 14% compared to last year. Higher wealth management revenues were driven by increased brokerage revenues, strong growth in mutual fund fees and acquisitions. Higher mutual fund fees were due partly to the introduction of the fixed administration fees for the Dynamic funds in the fourth quarter of 2012, which replaced operating expenses that were previously incurred by or charged to these funds. This change has the impact of reporting higher revenues with corresponding higher expenses.

Insurance

Total revenue of $658 million, increased $82 million or 14% over last year, mainly reflecting higher insurance premiums and favourable claims experience. Insurance revenues represent approximately 16% of Global Wealth Insurance, the same as in 2012.

Operating expenses

Operating expenses for the year were $2,400 million, an increase of $333 million or 16% from last year, due to higher volume and remuneration expenses to drive business growth, acquisitions and the inclusion of expenses for Dynamic funds that are now recovered through the fixed administration fee. Operating leverage was negative 2% due primarily to the impact of the change for Dynamic funds fixed administration fees.

Provision for income taxes

The effective tax rate was 21.5% compared to 22.1% last year due mainly to a CI Financial Corp. deferred tax charge in the prior year.

Outlook

The outlook for Global Wealth & Insurance remains positive, subject to market conditions. In Global Wealth, continued solid growth is expected, driven by new client acquisition, deeper penetration of the Bank’s client base, and delivering best in class products and solutions through the Bank’s significant footprint in Canada and internationally. The outlook for Global Insurance is positive, driven by steady progress in cross-selling, the launch of new products and leveraging the Bank’s extensive distribution network. For Global Transaction Banking, focus will remain on the key priorities of deposit acquisition and expanding and leveraging trade opportunities, particularly in emerging markets. There will be continued investment in the business while keeping expense management a key focus.

56      2013  Scotiabank Annual Report

Global Banking & Markets

Global Banking & Markets offers an extensive number of corporate and investment banking and capital markets products to corporate, government and institutional investor clients in Canada and select regions abroad.

2013 Achievements

•    Acted as Financial Advisor to Empire Company Limited in its $5.8 billion acquisition of Canada Safeway Limited. Acted as Sole Lead Arranger and Sole Bookrunner on $6.4 billion of credit facilities for Empire and its wholly-owned subsidiary Sobeys Inc., a Bookrunner on Empire’s $1.8 billion offering of subscription receipts, Sole Bookrunner on Sobeys’ $1.0 billion offering of senior notes, and Co-lead on Crombie REIT’s $300 million public offerings of subscription receipts and convertible debentures. This was one of the largest M&A transactions in Canada in 2013.

•   Exclusive Financial Advisor to Brazil-based Vale S.A. on the sale of a portion of the gold by-product stream from some of its copper and nickel mines to Silver Wheaton Corp. Valued over US$1.9 billion, this was the largest metal streaming deal in history. Also acted as Joint Lead Arranger and Co-bookrunner on Silver Wheaton’s US$2.5 billion credit facilities, and is helping Vale manage ongoing physical gold delivery obligations to Silver Wheaton through ScotiaMocatta.

•    For Ashland Inc.’s US$3.5 billion refinancing, acted as Joint Lead Arranger and Administrative Agent on a US$1.2 billion revolver and Joint Bookrunner on US$2.3 billion of bond issuances.

•    Lead Bookrunner on the $690 million offering of equity and convertible debentures for Davis + Henderson Corporation in connection with the US$1.2 billion acquisition of Harland Financial Solutions. Acted as Administrative Agent and Joint Bookrunner on $1.4 billion of fully committed bank financing.

•    Acted as Exclusive Financial Advisor to E-L Financial Corporation Limited on its sale of The Dominion of Canada General Insurance Company to The Travelers Companies Inc. for $1.1 billion, representing the second largest property and casualty insurance transaction in Canadian history.

•   Named Canada’s Best FX Provider for the ninth year in a row, and the top FX provider in Jamaica and Peru for the fifth and sixth consecutive years respectively, by Global Finance magazine.

•    Awarded with four 2012 Deal of the Year Awards by Euromoney / Project Finance.

•    ScotiaMocatta was recognized with the “Most Valued Bullion Bank - 2013” Excellence Award, by the India International Gold Convention.

•    Ranked overall second in Estimated Canadian Fixed-Income Market Share in the 2013 North American Fixed Income – Canada survey by Greenwich Associates.

T45 Global Banking & Markets financial performance

($ millions)	2013	2012	2011
Net interest income(1)	$821	$792	$768
Net fee and commission revenues	1,290	1,246	1,198
Net income/(loss) from investments in associated corporations	–	1	–
Other operating income(1)	1,534	1,543	1,174
Total revenue(1)	3,645	3,582	3,140
Provision for credit losses	35	30	33
Operating expenses	1,596	1,519	1,482
Income taxes(1)	523	541	367
Net income	$1,491	$1,492	$1,258
Net income attributable to non-controlling interest	9	2	–
Net income attributable to equity holders of the Bank	$1,482	$1,490	$1,258

Key ratios
Return on economic equity	28.1%	27.9%	21.8%
Productivity(1)	43.8%	42.4%	47.2%
Net interest margin(2) (3)	2.43%	2.53%	2.81%
Provision for credit losses as a percentage of loans and acceptances(2)	0.09%	0.09%	0.11%

Selected Consolidated Statement of Financial Position data (average balances)
Trading assets	$102,304	$88,236	$82,489
Loans and acceptances	39,075	33,832	28,206
Earning assets	221,811	183,470	161,074
Total assets	250,294	219,045	191,578
Deposits	48,280	46,474	46,965
Total liabilities	188,913	164,740	146,543
Economic equity	$5,151	$5,358	$5,772

(1)	Taxable equivalent basis.
(2)	Global Corporate and Investment Banking only.
(3)	Net interest income (TEB) as % of average earning assets excluding bankers’ acceptances.

Business Profile

Global Banking & Markets (GBM) is the wholesale banking and capital markets arm of the Bank. It offers an extensive number of products to corporate, government and institutional investor clients. GBM is a full-service lender and investment dealer in Canada and Mexico and offers a wide range of products in the U.S., Central and South America, and in select markets in Europe and the Asia-Pacific region. GBM provides corporate lending, equity and debt underwriting, and mergers and acquisitions advisory services, as well as capital markets products and services, such as fixed income, derivatives, prime brokerage, securitization, foreign exchange, equity sales, trading and research, energy and agricultural commodities, and, through ScotiaMocatta, precious and base metals.

Strategy

GBM’s strategy remains focused on achieving sustainable revenue and net income growth and earning strong returns on capital while prudently managing risk. This is achieved through a broad diversification of products and services, and through building deep customer relationships. GBM’s strategic vision is to achieve superior growth by being a leading financial partner for clients and a recognized global leader in key sectors. To accomplish this, the business line leverages its people, international reach, market intelligence and technical expertise.

2014 Priorities

•

Growing sustainable revenue and net income in core sectors: Energy, Mining, Infrastructure, Financial Services, and in focus businesses including Corporate Banking, Investment Banking, Fixed Income, Equity, Commodities, and Foreign Exchange

•	Enhancing overall focus on the client by improving Top Client Relationship Management, increasing Cross-sell and investing further in the Bank’s Sectoral Approach
•	Growing the client base and cross-selling capital markets products and services to lending relationships, with continued expansion in the Latin America and Asia-Pacific regions
•	Enhancing systems infrastructure and operational efficiencies
•	Prudently managing risks and expenses with global oversight and governance
•	Building leadership capability and fostering a culture of collaboration

Scotiabank Annual Report  2013      57

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    GLOBAL BANKING & MARKETS

C39	Total revenue

C40	Global corporate and investment banking revenue

$ millions

C41	Global capital markets revenue by business line

$ millions

C42	Composition of average earning assets

$ billions

C43	Trading day losses

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Performance

Global Banking & Markets reported net income attributable to equity holders of $1,482 million in 2013, a slight decrease of $8 million or 1% from last year. Although down slightly from the prior year, this result was positively impacted by solid contributions from the diversified client platform. Solid revenue growth across the business platform led to record revenues, however this was mitigated by growth in expenses. Return on economic equity was 28.1% compared to 27.9% last year.

Assets and liabilities

Average assets increased by $31 billion or 14% to $250 billion this year, comprised mainly of earning assets which grew by $38 billion or 21% to $222 billion this year. There were increases of $20 billion in securities purchased under resale agreements and $16 billion in trading securities, mainly driven by the continued growth of the fixed income business. Corporate loans and acceptances also grew by $3 billion in the U.S., Canada and Europe. Derivative instrument assets decreased by $7 billion year over year with a corresponding decrease in derivative instrument liabilities.

Revenues

Total revenues during 2013 were a record $3,645 million compared to $3,582 million last year, an increase of 2% as the business continues to benefit from a diversified products and services platform. The fixed income, equities and Canadian corporate lending businesses experienced record revenues during 2013. Also contributing was very strong growth in the corporate lending business in Europe. These were partly offset by declines in the commodities, investment banking, precious metals, U.S. corporate lending and foreign exchange businesses.

Net interest income increased by 4% to $821 million, due primarily to an increase in corporate loan volumes, and higher spreads in Europe corporate lending. This was partly offset by lower spreads in Canada and the U.S.

Net fee and commission revenue of $1,290 million also rose by 4%, due mainly to higher debt underwriting fees in the fixed income business and increased credit fees in the Canadian lending business. This was partly offset by lower equity underwriting and advisory fees.

Other operating income declined slightly by 1% to $1,534 million. Higher capital markets revenues in the fixed income and equities businesses were more than offset by declines in the commodities, precious metals and foreign exchange businesses.

Operating expenses

Operating expenses increased by 5% to $1,596 million in 2013, primarily from higher salaries and benefits and volume-driven clearing expenses. Technology and support costs also rose in response to increased regulatory requirements as well as ongoing business expansion. This was partly offset by lower performance-related compensation. Operating leverage was negative 3%.

Provision for credit losses

The provision for credit losses for Global Banking & Markets was $35 million in 2013, an increase of $5 million from $30 million in 2012. In the current year, higher provisions in the U.S. were somewhat offset by net reversals and recoveries in Canada.

Provision for income taxes

The effective tax rate of 26.0% was slightly lower than the prior year, reflecting a higher level of income in lower tax jurisdictions.

Outlook

In 2014, Global Banking & Markets will continue to focus on providing stable net income from its highly diversified business platform. Growth is expected to be driven by the continued expansion of core product areas and growth in our focus sectors. Revenue growth may face continued challenges from low volatility and low client volumes. However, any impact should be mitigated by GBM’s diversified platform, returns from investments made over the last several years in core product areas, and by a strong focus on ancillary client revenue. GBM continues to actively manage risk exposures and to optimize capital usage. The growth of the corporate loan portfolio is expected to accelerate in 2014 with loan spreads remaining stable. Credit quality of the loan portfolio remains strong and loan loss provisions are expected to remain low. There will be a continued focus on expense management to maintain a low productivity ratio.

58      2013  Scotiabank Annual Report

Other

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Financial performance

The Other segment had a net loss attributable to equity holders of $385 million in 2013, compared to a net income of $107 million in 2012. Last year’s net income benefited from $708 million after-tax gains on sale of real estate assets.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $312 million in 2013, compared to $288 million in 2012.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated corporations to the divisional results.

Revenues

Net interest income was negative $454 million this year, an improvement of $61 million from 2012 reflecting the impact of asset/liability management activities.

Net fees and commission revenues was negative $195 million in 2013, compared to negative $217 million. The decrease was in part due to a $52 million offset to revenues reported in the other operating segments related to the underwriting of the Bank’s common shares issuance during 2012. This offset had no impact on the Bank’s consolidated results.

Other operating income was negative $62 million in 2013, compared to $650 million last year. The decrease was mainly attributable to the gain of $838 million on sale of real estate assets in 2012. Partly offsetting were higher net gains of $136 million on investment securities.

Provision for credit losses

The change in collective allowance for credit losses on performing loans was nil this year versus an increase of $100 million in 2012.

Operating expenses

Operating expenses were a credit of $56 million in 2013, compared to a credit of $22 million last year. This year benefitted from business-related tax recoveries.

T46 Other financial performance

($ millions)	2013	2012	2011
Net interest income(1)	$(454)	$(515)	$(330)
Net fee and commission revenues	(195)	(217)	(170)
Net income/(loss) from investments in associated corporations	(228)	(157)	(164)
Other operating income(1)	(62)	650	17
Total revenue(1)	(939)	(239)	(647)
Provision for (recovery of) credit losses	–	100	(60)
Operating expenses	(56)	(22)	(23)
Income taxes(1)	(530)	(449)	(244)
Net income	$(353)	$132	$(320)
Net income attributable to non-controlling interests	32	25	58
Net income attributable to equity holders of the bank	$(385)	$107	$(378)

(1)	Includes the net residual in matched maturity transfer pricing and the elimination of the tax-exempt income gross-up reported in net interest income, other operating income and provision for income taxes in the business segments.

Scotiabank Annual Report  2013      59

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    OTHER

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISK MANAGEMENT

Effective risk management is fundamental to the success of the Bank, and is recognized as a core deliverable in the Bank’s overall approach to strategy management. Scotiabank has a strong, disciplined risk management culture where risk management is a responsibility shared by all of the Bank’s employees. A key aspect of this culture is diversification across business lines, geographies, products, and industries.

Risk management framework

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward in order to maximize shareholder returns. The Bank’s enterprise-wide risk management framework provides the foundation for achieving these goals.

This framework is subject to constant evaluation to ensure that it meets the challenges and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practices. The risk management programs of the Bank’s subsidiaries conform in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different. For new acquisitions, or situations where control of a subsidiary has been recently established, the Bank assesses existing risk management programs and, if necessary, develops an action plan to make improvements in a timely fashion.

The Bank’s risk management framework is applied on an enterprise-wide basis and consists of three key elements:

•	Risk Governance,

•	Risk Appetite, and

•	Risk Management Techniques.

The Bank’s risk management framework is predicated on the three-lines-of-defence model. Within this model, functional Business Line staff and management (the first line) incur and own the risks, while Global Risk Management and other control functions (the second line) provide independent oversight and objective challenge to the first line of defence, as well as monitoring and control of risk. Internal Audit Department (the third line) provides assurance that control objectives are achieved by the first and second lines of defence.

Risk governance

Effective risk management begins with effective risk governance.

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced senior management team and a centralized risk management group that is independent of the business lines. Decision-making is highly centralized through a number of senior and executive risk management committees.

The Board of Directors

The Board of Directors, either directly or through its committees ensures that decision-making is aligned with the Bank’s strategies and risk appetite. The Board approves key risk policies, limits and risk appetite frameworks, and on a quarterly basis receives a comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined goals. The Bank’s Internal Audit department reports independently to the Board (through the Audit and Conduct Review Committee) on the effectiveness of the risk governance structure and risk management framework.

Management

Executive management, and in particular the Chief Executive Officer (CEO) and the Chief Risk Officer (CRO), are responsible for risk management under the oversight of the Board. The CRO, who oversees the Global Risk Management (GRM) division of the Bank, reports to the CEO but also has direct access to the Executive and Risk Committee of the Board. The CEO, CRO, and other senior executives chair the Bank’s senior and executive risk management committees. Committee structures and key accountabilities are outlined on page 61.

Global Risk Management (GRM)

GRM is responsible for the design and application of the Bank’s risk management framework, and is independent of the Bank’s business units. It provides oversight of credit, market (including structural foreign exchange and structural interest rate), liquidity, operational (including model), environmental and insurance risks.

60      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

BANK’S RISK GOVERNANCE STRUCTURE

Executive Committees:

Risk Policy Committee:  reviews key risk exposures and risk policies, and adjudicates risk issues referred by the Senior Credit, Market and Reputational Risk committees.

Liability Committee:  provides strategic direction in the management of global interest rate risk, foreign exchange risk, liquidity and funding risk, trading and investment portfolio decisions, and capital management.

Strategic Transaction Executive Committee:  provides advice, counsel and decisions on effective allocation and prioritization of resources with respect to the Bank’s portfolio of businesses, and strategic investments including mergers and acquisitions, and divestitures.

Systems Planning and Policy Committee:  reviews and approves significant business initiatives involving system and computing investments in excess of designated executive approval limits.

Human Investment Committee:  reviews and approves all major new and changing Bank-wide Human Resources objectives, strategies, policies and programs including all compensation matters. As well it reviews and approves all senior management appointments and the staffing of key positions.

Senior Management Committees:

Senior Credit Committees:  adjudicate credits within prescribed limits and establish the operating rules and guidelines for the implementation of credit policies. Separate committees cover commercial, international and corporate counterparties, and Canadian and international retail, small business, and wealth management.

Market Risk Management and Policy Committee:  oversees and establishes standards for market, liquidity and insurance risk management processes within the Bank, including the review and approval of new products, limits, practices and policies for the Bank’s principal trading and treasury activities.

Operational Risk Committee:  promotes an enterprise-wide operational risk management framework to ensure operational risks are understood, communicated, and appropriate actions are taken to mitigate related losses.

Stress Testing Committee:  sets overall direction and makes key decisions relating to stress testing activities across the Bank, and guides the design, execution, and results assessment of the Enterprise-wide Stress Testing program.

Reputational Risk Committee:  upon referral from business lines or risk committees, reviews business activities, initiatives, products, services, transactions or processes and recommends either proceeding or not proceeding, based on an assessment of reputational risk, to ensure that the Bank is, and is seen to be, acting with high ethical standards.

Model Review Committee:  oversees model submissions, vetting, approval, and ongoing review processes primarily for market and treasury risk models.

Insurance Risk Committee:  provides risk management direction and oversight on the risk taking activities of the Bank’s enterprise-wide insurance operations.

Scotiabank Annual Report  2013      61

MANAGEMENT’S DISCUSSION AND ANALYSIS

Risk management culture

Effective risk management requires a strong, robust, and pervasive risk management culture.

The business lines are responsible for the development and execution of business plans that are aligned with the Bank’s risk management framework, and are accountable for the risks they incur. Understanding and managing these risks is a fundamental element of each business plan. Business lines work in partnership with Global Risk Management to ensure that risks arising from their business are thoroughly evaluated and appropriately addressed.

Risk education programs, and documented policies and procedures are jointly available to staff in the business lines and Global Risk Management.

Decision-making on risk issues is highly centralized. The membership of senior and executive management committees responsible for the review, approval and monitoring of transactions and the related risk exposures, includes business line heads and senior risk officers from Global Risk Management. The flow of information and transactions to these committees keeps senior and executive management well informed of the risks the Bank faces, and ensures that transactions and risks are aligned with the Bank’s risk appetite. The interaction between senior risk officers and business line heads at committee meetings is robust, with constructive discussions and objective challenge by all participants in order to fully identify and address all relevant risks applicable to a transaction.

The Bank’s material incentive compensation programs are structured to reflect the Bank’s risk appetite, with a substantial portion deferred in order to achieve stronger alignment with the results of risk-taking activities. The Bank also has a very stringent Guidelines for Business Conduct to which all staff must attest on an annual basis. Performance-related compensation is eligible for claw-back where there is a material breach of compliance rules or Guidelines for Business Conduct, or if there is a material misstatement of results in the fiscal year of the grant.

Risk appetite framework

Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.

The Bank’s Risk Appetite Framework consists of a risk strategy and key risk appetite measures. Together, application of the risk strategy and monitoring of the key risk appetite measures help to ensure the Bank stays within appropriate risk boundaries.

The Bank’s risk strategy is supported by the following key principles:

•	Diversity, quality and stability of earnings

•	Sustainable earnings growth

•	Focus on core businesses, with disciplined and selective strategic investments

•	Maintaining capital adequacy

•	Maintaining strong external credit ratings

•	Strong leadership contributes to strategic success

•	Clear accountability, strong governance, and a robust risk culture
•	Risks are understood, measurable, and manageable

•	Dedicated attention to credit, market, liquidity, and operational risks

•	Careful consideration of reputational, environmental, and other risks

•	Maintaining operational control and efficiency

Key risk appetite measures provide concrete levels of risk tolerance and risk limits, critical in implementing effective risk management. For major risks, the key risk appetite measures are supported by management limit structures and extensive controls, as well as monitoring and reporting. Management’s awareness of these risk limits creates a focus on forward-looking activities that keeps the Bank within its risk appetite on an on-going basis.

Risk management techniques

Effective risk management includes techniques that are guided by the Bank’s Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.

Policies and Limits

Policies

Apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are based on recommendations from risk management, internal audit, business lines, and senior executive management. Industry best practices and regulatory requirements are also factored into the policies. Policies are guided by the Bank’s risk appetite, and set the limits and controls within which the Bank and its subsidiaries can operate.

•	Key risk policies are approved by the Board of Directors, either directly or through the Board’s Executive and Risk Committee or Audit and Conduct Review Committee (the Board).

•	Management level risk policies associated with processes such as model development and stress testing are approved by executive management and/or key risk committees.

Limits

Control risk-taking activities within the tolerances established by the Board and senior executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.

Guidelines, Processes and Standards

Guidelines

Are the directives provided to implement policies as set out above. Generally, they describe the facility types, aggregate facility exposures and conditions under which the Bank is prepared to do business. Guidelines ensure the Bank has the appropriate knowledge of clients, products, and markets, and that it fully understands the risks associated with the business it underwrites. Guidelines may change from time to time, due to market or other circumstances. Risk taking outside of guidelines usually requires approval of the Bank’s Senior Credit Committees, Market Risk Management and Policy Committee, or Risk Policy Committee.

62      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Processes

Are the activities associated with identifying, evaluating, documenting, reporting and controlling risk.

Standards

Define the breadth and quality of information required to make a decision, and the expectations in terms of quality of analysis and presentation. Processes and standards are developed on an enterprise-wide basis, and documented in a series of policies, manuals and handbooks under the purview of GRM. Key processes cover the review and approval of new products, model validation and stress testing.

Measurement, Monitoring, and Reporting

Measurement

GRM is responsible for developing and maintaining an appropriate suite of risk management techniques to support the operations of the various business lines, and for supporting the measurement of economic capital on an enterprise-wide basis. The risk sections explain the application of these techniques.

Risk measurement techniques include the use of models and stress testing. The Bank uses models for a range of purposes including estimating the value of transactions, risk exposures, credit risk ratings and parameters, and economic and regulatory capital. The use of quantitative risk methodologies and models is balanced by a strong governance framework and includes the application of sound and experienced judgement. The development, independent review, and approval of models are subject to formalized policies where applicable, including the oversight of senior management committees such as the Model Review Committee for market risk (including counterparty credit risk) and liquidity risk models.

Regular Monitoring

Ensures that business activities are within approved limits or guidelines, and are aligned with the Bank’s strategies and risk appetite. Breaches, if any, of these limits or guidelines are reported to senior management, policy committees, and/or the Board depending on the limit or guideline.

Risk Reports

Aggregate measures of risk across products and businesses, and are used to ensure compliance with policies, limits, and guidelines. They also provide a clear statement of the amounts, types, and sensitivities of the various risks in the Bank’s portfolios. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios.

Control and audit functions are also established that are independent of the organizations whose activities they review, and whose role includes ensuring that all of the components of the risk management framework are effective and being implemented on a day to day basis.

Stress testing

The Bank’s stress testing programs draw upon the principles set out under guidelines issued by the Office of the Superintendent of Financial Institutions, in particular:

•	Guideline A-1 Capital Adequacy Requirements (Chapter 9 Stress Testing),

•	Guideline E-18 Stress Testing – Sound Business and Financial Practices, and

•	the Internal Capital Adequacy Assessment Process;

as well as international industry groups, in particular:

•	the Institute of International Finance (Governance for Strengthened Risk Management), and

•	the International Monetary Fund (Macrofinancial Stress Testing – Principles and Practices), and

•	the Bank for International Settlements Principles for sound stress testing practices and supervision.

Programs at both enterprise-wide level and individual risk level allow the Bank to estimate the potential impact on income, capital and liquidity as a result of significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Each program is developed with input from a broad base of stakeholders, and results are integrated into management decision-making processes for capital, funding, market risk limits, and credit risk appetite. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes. The development, approval and on-going review of the Bank’s stress testing programs are subject to formalized policy, and are under the oversight of the Stress Testing Committee.

The following highlight some of the key stress tests that have been performed:

•

Domestic Retail: The Bank performed a stress test involving a historically unprecedented deterioration in credit quality of domestic households and firms (including a decline of at least 6.6% in real GDP, an unemployment rate of 13.3% and a drop in housing prices of up to 40% with further 20% reductions in Toronto and Vancouver).

•	International: Stress tests conducted include a political and economic crisis in Latin America, widespread impairment of Euro nations (including a disorderly default), and a deflationary Asia crisis.

Despite the severity of the stress tests detailed above, the Bank remained profitable in every instance, throughout the duration of each stress scenario.

Including consideration of a variety of operational risk, strategic risk, and broad economic stress scenarios, the Bank’s 2013 enterprise-wide stress testing program made it clear that the Bank’s combination of adequate capital ratios, credit risk profile, and diversified earnings base would make it challenging to construct stress scenarios based on traditional credit, market, and operational risks that would be of sufficient severity to question the Bank’s solvency.

Scotiabank Annual Report  2013      63

MANAGEMENT’S DISCUSSION AND ANALYSIS

Principal risk types

The principal risk types, their governing documentation, and their applicability to risk appetite are outlined in the table below.

Risk Type	Governing Documentation	Application to Risk Appetite
Credit Risk	Credit Risk Policy Credit Risk Appetite Collective Allowance Policy for Performing Loans Residential Mortgage Underwriting Policy

Quantitative limits/tolerances:

•  Exposure to a single customer or group of related parties (limits differentiated by customer risk rating and security cover);

•  Country risk (exposure limits to control transfer/cross-border and sovereign default risks); and

•  Industry concentrations (exposure and risk adjusted concentration limits).

Market Risk	Market and Structural Risk Management Policy	Quantitative limits/tolerances, such as various VaR limits, stress test results, equity and debt investment exposures, and structural interest rate and foreign exchange exposures.
Liquidity and Funding Risk	Liquidity Risk and Collateral Management Policy

Quantitative limits/tolerances, such as:

•  Appropriate hold levels of unencumbered high quality liquid assets that can be readily sold or pledged;

•  Limits to control the maximum net cash outflow over specified short-term horizon; and

•  Diversification of funding by source, type of depositor, instrument, term and geographic market.

Other Risks
Operational Risk	Operational Risk Management Policy and Framework Internal Control Policy Fiduciary Risk Management Policy Model Risk Management Policy New Products and Services Risk Management

•  Systematic identification, measurement, mitigation and monitoring of operational risk, regardless of whatever the risk is internal to the Bank or outsourced to a third party;

•  Minimization of residual operational risk; and

•  Expressed quantitatively by an aggregate loss event limit, a single event loss limit and by comparison of Bank operational losses with an industry benchmark.

Reputational Risk	Reputational Risk Policy Guidelines for Business Conduct Compliance Policy

•  Low tolerance for reputational, legal, or taxation risk arising in business activities, initiatives, products, services, transactions or processes, or from a lack of suitability of products for clients.

Environmental Risk	Environmental Policy

Consistency with the Equator Principles by requiring provisioning of project financing only to those projects whose borrowers can demonstrate their ability and willingness to comply with comprehensive processes aimed at ensuring that projects are developed in a socially responsible manner and according to sound environmental management practices.

Strategic Risk	Annual Strategy Report to the Board of Directors	Strategy report considers linkages between the Bank’s Risk Appetite Framework with the enterprise strategy, business line strategies and corporate function strategies; also incorporates linkages to measuring progress against strategic priorities and implementation.
Insurance Risk	Insurance Risk Policy and Framework

Maintain minimal exposure to insurance risk; where insurance risks are taken, it is on a selective basis to achieve stable and sustainable earnings, the risk assumed is diversified geographically and by product, and the majority is short-term.

64      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

T47 Exposure to risks arising from the activities of the Bank’s businesses

(1)	Average assets for the Other segment include certain non-earning assets related to business lines.
(2)	Economic equity is reported on a twelve month average basis, consistent with Return on Economic Equity.
(3)	Includes economic equity for goodwill and intangibles.
(4)	Risk-weighted assets (RWA) are as at October 31, 2013 as measured for regulatory purposes in accordance with the Basel III All-in approach.

Scotiabank Annual Report  2013      65

MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

Index of all credit risk disclosures

	Page	Tables and charts	Page
Credit risk summary	67
Credit Risk Management Framework	67
Risk measures	67
Corporate and commercial	67
Risk ratings	67
Adjudication	67
Credit Risk Mitigation-Collateral/Security	68
Traditional Non-Retail Products	68
Commercial/Corporate Real Estate	68
Traded products	68
Credit Risk Mitigation-Collateral/Security	69
Retail	69
Adjudication	69
Risk ratings	69
Credit Risk Mitigation-Collateral/Security	69
Credit Quality	26	T2 Financial highlights	18
Provisions for credit losses	26	T15 Impaired loans by business line	27
Allowance for credit losses	27,83	T12 Provisions against impaired loans by business line	26
Impaired loans	28	T13 Provisions for credit losses as a percentage of average loans and acceptances	26
		T14 Net charge-offs as a percentage of average loans and acceptances	26
		C13 Credit losses – provisions against impaired loans as a % of average loans & acceptances	27
		C14 Net impaired loan ratio as a % of loans and acceptances	27
		C15 Gross impaired loans as a % of equity & allowances for credit losses	27
		T63 Gross impaired loans by geographic segment	91
		T64 Provision against impaired loans by geographic segment	91
		T65 Cross-border exposure to select countries	91
		T66 Loans and acceptances by type of borrower	92
		T67 Off balance-sheet credit instruments	92
		T68 Changes in net impaired loans	93
		T69 Provision for credit losses	94
		T70 Provision for credit losses against impaired loans by type of borrower	94
		T71 Impaired loans by type of borrower	95
		T72 Total credit risk exposures by geography	95
		T73 AIRB credit risk exposures by maturity	95
		T74 Total credit risk exposures and risk-weighted assets	96
		Analysis of the aggregate credit risk exposure including market risk exposure, assets of the Bank’s insurance subsidiaries and other assets that fully reconciles to the balance sheet (refer note 38 – Financial instruments – risk management in the consolidated financial statements)	181
Acquisition-related purchased loans	28
Portfolio review	28	C16 Low delinquency in Canadian retail portfolio – delinquent loans as a % of total loans	27
		C17 International retail portfolio – delinquent loans as a % of total loans	27
Risk diversification	28	C18 Well diversified in Canada and internationally – loans and acceptances	29
		C19 and in household and business lending – loans and acceptances	29
		T62 Loans and acceptances by geography	90
Overview of loan portfolio	29	T19 European exposure	30
Residential mortgages	29	T20 Funded exposures	31
Loans to Canadian condominium developers	30	T21 Bank’s exposure distribution by country	31
European exposures	30	T22 Indirect exposures	32
Risk mitigation	29
Financial instruments	48-49	T39 Mortgage-backed securities	49
		T40 Collateralized debt obligations (CDOs)	49

66      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Credit risk summary

•

Loans and acceptances (Retail and Non-Retail) remained diversified by region, industry and customer. Regional exposure is evenly spread across our key markets (Canada 70.1%, United States 4.8%, Mexico 3.1%, Peru 2.7% and Other 18.3%). Our largest industry exposure is to Financial Services, which constitutes 5.7% of overall gross exposures (before consideration of collateral) and was $24 billion, a decrease of $3 billion from October 31, 2012. These exposures are predominately to highly rated counterparties and are generally collateralized.

•

The Bank’s overall loan book as of October 31, 2013 increased to $413 billion versus $361 billion as of October 31, 2012, with growth in the portfolio mainly driven by Personal Lending. Residential mortgages were $210 billion as at October 31, 2013, with 90% in Canada. The corporate loan book, which accounts for 31% of the total loan book, is composed of 61% of loans with an investment-grade rating as of October 31, 2013, unchanged from October 31, 2012.

The effective management of credit risk requires the establishment of an appropriate credit risk culture. Key credit risk policies and appetite statements are important elements used to create this culture.

The Board of Directors, either directly or through the Executive and Risk Committee (the Board), reviews and approves the Bank’s Credit Risk Appetite and Credit Risk Policy on an annual basis:

•	The objectives of the Credit Risk Appetite are to ensure that:

–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

•	The Credit Risk Policy articulates the credit risk management framework, including:

–	key credit risk management principles;

–	delegation of authority;

–	the credit risk management program;

–	counterparty credit risk management for trading and investment activities;

–	aggregate limits, beyond which credit applications must be escalated to the Board for approval; and

–	single name/aggregation exposures, beyond which exposures must be reported to the Board.

Global Risk Management develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by country and by major industry group. Aggregate credit risk limits for each of these segments are also reviewed and approved annually by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration in any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and Global Risk Management regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.

Risk measures

The credit risk rating systems support the determination of key credit risk parameter estimates which measure credit and transaction risk. These risk parameters – probability of default, loss given default and exposure at default are transparent and may be replicated in order to provide consistency of credit adjudication, as well as minimum lending standards for each of the risk rating categories. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank’s credit risk rating system is subject to a rigorous validation, governance and oversight framework. The objectives of this framework are to ensure that:

•	Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed; and

•	The review and validation processes represent an effective challenge to the design and development process.

Non-retail credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within Global Risk Management are responsible for design and development, validation and review, and are functionally independent from the business units responsible for originating transactions. Within Global Risk Management, they are also independent from the units involved in risk rating approval and credit adjudication.

Internal credit risk ratings and associated risk parameters affect loan pricing, computation of the collective allowance for credit losses, and return on economic capital.

Corporate and commercial

Corporate and commercial credit exposure arises in Canadian Banking, International Banking, Global Wealth Insurance and Global Banking & Markets business lines.

Risk ratings

The Bank’s risk rating system utilizes internal grade (IG) codes – an 18 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s internal borrower IG codes and external agency ratings is shown in Table 31 on page 43.

IG codes are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where the decision is beyond their authority levels, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. Senior credit committees also have defined authority levels and, accordingly, forward certain requests to the Risk Policy Committee. In certain cases, these must be referred to the Executive and Risk Committee of the Board of Directors.

Adjudication

Credit adjudication units within Global Risk Management analyze and evaluate all significant credit requests for corporate and commercial

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credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

•	The borrower’s management;

•	The borrower’s current and projected financial results and credit statistics;

•	The industry in which the borrower operates;

•	Economic trends; and

•	Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals.

Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements. Global Risk Management is the final arbiter of internal risk ratings.

The internal credit risk ratings are also considered as part of the Bank’s adjudication limits, as guidelines for hold levels are tied to different risk ratings. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

Individual credit exposures are regularly monitored by both the business line units and Global Risk Management for any signs of deterioration. In addition, a review and risk analysis of each borrower is conducted annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts group for monitoring and resolution.

Credit Risk Mitigation – Collateral/Security

Traditional Non-Retail Products (e.g. Operating lines of Credit, Term Loans)

Collateral values are accurately identified at the outset and throughout the tenure of a transaction by using standard evaluation methodologies. Collateral valuation estimates are conducted at a frequency that is appropriate to the frequency by which the market value fluctuates, using the collateral type and the Borrower risk profile.

In addition, when it is not cost effective to monitor highly volatile collateral (e.g. accounts receivable, inventory), appropriate lending margins are applied to compensate (e.g. accounts receivable are capped at 80% of value, inventory at 50%). The frequency of collateral valuations is also increased when early warning signals of a Borrower’s deteriorating financial condition are identified.

Borrowers are required to confirm adherence to covenants including confirmation of collateral values on a periodic basis, which are used by the Bank to provide early warning signals of collateral value deterioration. Periodic inspections of physical collateral are performed where appropriate and where reasonable means of doing so are available.

Bank procedures require verification including certification by Banking officers during initial, annual, and periodic reviews, that collateral values/margins/etc. have been assessed and, where necessary, steps have been taken to mitigate any decreased collateral values.

The Bank does not use automated valuation models (AVMs) for valuation purposes. Global Risk Management (GRM) performs its own valuations of companies based on various factors such as book value, discounted book value, enterprise value etc.

Commercial/Corporate Real Estate

New or updated appraisals are to be obtained at inception of a new facility, as well as during Renewals, Refinancing and other Subsequent Transactions; Loan Modifications; and Loan Workouts and Troubled Debt Restructure with limited exceptions. The primary reason for requiring a new appraisal is if, in the reasonable opinion of the Banking Execution Unit, there has been a material change in value. Additionally, none of the appraisal guidelines contained within the policies should dissuade the Bank from requesting an appraisal more frequently if an adverse change in market conditions, sponsorship, credit worthiness, of other underwriting assumptions is realized or expected.

Appraisals must be in writing and must contain sufficient information and analysis to support the Bank’s decision to make the loan. Moreover, in rendering an opinion of the property’s market value, third party appraisers are responsible for establishing the scope of work necessary to develop credible assignment results. In the case of stabilized income producing properties for standard mortgages in Canada, to validate the appraisal, the Bank also uses AVM. The appraisal must meet the regulatory and industry requirements which, depending on the type of property being appraised, contain any or all of the following three approaches to value:

i.	comparable sales approach
ii.	replacement cost approach
iii.	income approach

The appraiser should disclose the rationale for the omission of any valuation approach. Furthermore, the appraiser must disclose whether the subject property was physically inspected and whether anyone provided significant assistance to the person signing the appraisal report. The report should contain a presentation and explanation of the assumptions used in determining value under each of the above mentioned approaches.

Review of every appraisal is conducted by the banking units and GRM Real Estate to confirm that the appraisal identifies all of the relevant issues for the specific asset class, location and economic environment and incorporates all appropriate valuation methodologies and assumptions.

When third party assessors are used, they are from a Bank-approved list of assessors that are accredited and have experience with Bank. In addition, GRM validates any third party valuations via internal desktop estimates either based on comparables or discounted income valuations.

Traded products

Traded products are transactions such as derivatives, foreign exchange, commodities, repurchase/reverse repurchase agreements, and securities lending/borrowing. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a

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transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Credit risk mitigation – collateral/security

Derivatives are generally transacted under industry standard ISDA master netting agreements, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure.

For derivative transactions, investment grade counterparties account for approximately 91% of the credit risk. Approximately 63% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2013. No individual exposure to an investment grade bilateral counterparty exceeded $1,250 million and no individual exposure to a corporate counterparty exceeded $190 million.

Retail

Retail credit exposure arises in the Canadian Banking, International and Wealth Management business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions on consumer loans are processed by proprietary adjudication software and are based on risk ratings, which are generated using predictive credit scoring models.

The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans. The Bank’s rigorous credit underwriting methodology and risk modeling in Canada is more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, and should result in lower loan losses over time. The adjudication system calculates the maximum debt for which a customer qualifies, allowing customers to choose the products that satisfy all of their credit needs. International Banking uses a similar approach to risk modeling, adjudication and portfolio management.

Credit scoring and policy changes are proposed by risk departments in the business lines with governance, oversight and key approvals made by Global Risk Management. Risk models and parameters are also subject to Global Risk Management’s validation and ongoing review. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

The overall risk ratings system under AIRB approach is subject to regular review with ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence.

The Bank’s Canadian consumer risk rating systems used in borrower/transaction risk management are important inputs to Basel II AIRB models. The International portfolios are subject to the Standardized approach at this time.

Credit risk mitigation – collateral/security

The property values for residential real estate secured exposures are confirmed at origination through either an AVM or a full appraisal (in-person inspection). The appraisal is completed by a third party, Bank approved appraiser. For monitoring of material portfolios, property values are indexed quarterly to house prices. For loan impairment within the material portfolios, residential property values are re-confirmed using third party AVM’s.

Where AVM values are used, these AVM values are subject to routine validation through a continuous random sampling process that back-tests AVM values against available property appraisals (primarily third party AVMs). Where third party appraisals are obtained, the Bank relies on the professional industry accreditation of the appraiser. Samples of approved appraisal reports are reviewed by the Bank’s senior appraisers to ensure consistent appraisal quality and satisfactory appraisal values. The third party appraisers are selected from a pre-approved list of Bank-vetted appraisers.

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Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Below is an index of market risk disclosures:

Index of all market risk disclosures

Index	Page	Tables and charts	Page
Market risk factors	71
Interest rate risk	71
Credit spread risk	71
Foreign currency risk	71
Equity risk	71
Commodity risk	71
Market risk governance	71
Risk measurement summary	71
Value at risk	71
Incremental risk charge and the comprehensive risk measure	71
Stress testing	72
Sensitivity analysis	72
Gap analysis	72
Validation of market risk models	72
Non-trading market risk
Interest rate risk	72-73	C44 Interest rate gap	73
		T48 Interest rate gap	73
		T49 Structural interest rate sensitivity	73
Foreign currency risk	73
Investment portfolio risks	73
Trading market risk	73-74	T50 Total one-day VaR by risk factor	74
		C45 Trading revenue distribution	74
		C46 Daily trading revenue vs. VaR	74
Market risk linkage to balance sheet	75	T51 Market risk linkage to balance sheet of the Bank	75
Derivative instruments and structured transactions	75
Derivatives	75
Structured transactions	75
European exposures	30-32	T19 European exposure	30
		T20 Funded exposures	31
		T21 Bank’s exposure distribution by country	31
Market risk	46	T36 Total market risk capital	46
Financial instruments	48-49	T39 Mortgage-backed securities	49
		T40 Collateralized debt obligations (CDOs)	49

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Market risk factors

Interest rate risk

The risk of loss due to changes in the level and/or the volatility of interest rates. This risk affects instruments such as, but not limited to, debt securities, loans, mortgages, deposits and derivatives.

Interest rate risks are managed through sensitivity, gap, stress testing, annual income and VaR limits and mitigated through portfolio diversification and hedges using interest rate derivatives and debt securities.

Credit spread risk

The risk of loss due to changes in the market price and volatility of credit, or the creditworthiness of issuers. This risk is mainly concentrated in loan and debt securities portfolios. Risk is managed through sensitivity, jump-to-default, stress testing and VaR limits and mitigated through hedges using credit derivatives.

Foreign currency risk

The risk of loss resulting from changes in currency exchange rates and exchange rate volatility. Foreign currency denominated debt and other securities as well as future cash flows in foreign currencies are exposed to this type of risk. Maximum net trading position, sensitivity, stress testing and VaR limits are used to manage foreign currency exposures. Risk is managed through hedges using foreign exchange positions or derivatives.

Equity risk

The risk of loss due to changes in prices, volatility or any other equity related risk factor of individual equity or equity linked securities. This risk affects instruments such as, but not limited to, equities, exchange traded funds, mutual funds, derivatives and other equity linked products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using physical equity and derivatives instruments.

Commodity risk

The risk of loss due to changes in prices or volatility of precious metal, base metal, energy and agriculture products. Both commodity physical and derivatives positions are exposed to this risk. Risk is managed through aggregate and net trading position, sensitivity, stress testing and VaR limits and mitigated through hedges using commodity derivatives.

The following maps risk factors to trading and non-trading activities:

Non-trading
Funding	Investments
Interest rate risk Foreign currency risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk
Trading
Interest rate risk Credit spread risk Foreign currency risk Equity risk Commodity risk

Market Risk Governance

Overview

The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Liability Committee (LCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The

MRMPC establishes specific operating policies and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and LCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management or by the back offices. They provide senior management, business units, the LCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), Incremental Risk Charge, Comprehensive Risk Measure, stress testing, sensitivity analysis and gap analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary.

Risk Measurement Summary

Value at risk (VaR)

VaR is a statistical method of measuring potential loss due to market risk based upon a common confidence interval and time horizon. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. VaR has two components: general market risk and debt specific risk. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. Obligor specific risk on debt instruments and credit derivatives not captured in general market risk VaR is calculated through the debt specific risk VaR, which uses a Monte Carlo simulation. In addition, the Bank calculates a Stressed VaR measure which follows the same basic methodology as VaR but is calibrated to a one year stressful period. The stress period is determined based on analysis of the trading book’s risk profile against historical market data. Stressed VaR complements VaR in that it evaluates the impact of market volatility that is outside the VaR’s historical set.

All material risk factors are captured in VaR. Where historical data is not available, proxies are used to establish the relevant volatility for VaR and Stressed VaR until sufficient data is available. Changes in VaR between reporting periods are generally due to changes in positions, volatilities and/or correlations between asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Backtesting is also an important and necessary part of the VaR process. The Bank backtests the actual trading profit and loss against the VaR result to validate the quality and accuracy of the Bank’s VaR model. The Board reviews VaR and backtesting results quarterly.

Incremental Risk Charge (IRC) and the Comprehensive Risk

Measure (CRM)

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and the Comprehensive Risk Measure (CRM) which capture the following:

Default risk: This is the potential for direct losses due to an obligor’s (equity/bond issuer or counterparty) default as well as the potential for indirect losses that may arise from a default event.

Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade as well as the potential for indirect losses that may arise from a credit migration event.

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. In addition, for CRM in correlation trading there is a market simulation model to capture historical price movements. Both IRC and CRM are calculated at the 99.9th percentile with a one year liquidity horizon. The Board reviews IRC and CRM results quarterly.

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Stress testing

A limitation of VaR and Stressed VaR is that they only reflect the recent history of market volatility and a specific one year stress period, respectively. To complement these measures, stress testing examines the impact that abnormally large changes in market factors and periods of prolonged inactivity might have on trading portfolios. Stress testing scenarios are designed to include large shifts in risk factors as well as historical and theoretical multi risk market events. Historical scenarios capture severe movements over periods that are significantly longer than the one-day holding period captured in VaR, such as the 2008 Credit Crisis or the 1998 Russian Financial Crisis. Similar to Stressed VaR, stress testing provides management with information on potential losses due to tail events. In addition, the results from the stress testing program are used to verify that the Bank’s market risk capital is sufficient to absorb these potential losses.

The Bank subjects its trading portfolios to a series of daily, weekly and monthly stress tests. The Bank also evaluates risk in its investment portfolios monthly, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the VaR methodology and other risk measures and controls employed by the Bank. The Board reviews stress testing results quarterly.

Sensitivity analysis

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. These measures apply across product types and geographies and are used for limit monitoring and management reporting.

In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of shareholders’ equity. It is applied globally to each of the major currencies within the Bank’s operations. The Bank’s sensitivity analysis for limit and disclosure purposes is measured through positive and negative parallel shifts in the underlying interest rate curves. The Bank also performs sensitivity analysis using various non-parallel interest rate curve shifts, for example: curve steepeners, curve flatteners and curve twists. The Board reviews sensitivity results quarterly.

Gap analysis

Gap analysis is used to assess the interest rate sensitivity of re-pricing mismatches in the Bank’s non-trading operations. Under gap analysis, interest rate sensitive assets, liabilities and off-balance sheet instruments are assigned to defined time periods based on expected re-pricing dates. Products with a contractual maturity are assigned an interest rate gap term based on the shorter of the contractual maturity date and the next re-pricing date. Products with no contractual maturity are assigned an interest rate gap based on observed historical consumer behaviour. The Board reviews gap results quarterly.

Validation of market risk models

Prior to the implementation of new market risk models, rigorous validation and testing is conducted. Validation is conducted when the model is initially developed and when any significant changes are made to the model. The models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier revalidation when there have been significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate;

•	Impact tests including stress testing that would occur under historical and hypothetical market conditions
•	The use of hypothetical portfolios to ensure that the model is able to capture concentration risk that may arise in an undiversified portfolio.

The validation process is governed by the Bank’s Model Risk Management Policy.

Non-trading market risk

Funding and investment activities

Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The Liability Committee meets weekly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

Interest rate risk

Interest rate risks in the non-trading portfolios are predominately driven by the interest rate mismatch (i.e. repricing frequency) in the asset and liability exposures. The largest exposures in the non-trading book arise from retail banking operations in Canada. The largest component of this risk is from positions related to the retail mortgage book. Table 48 shows a summary of the interest rate gaps for the Bank’s non-trading positions.

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. These limits are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

Net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest rate paid on its liabilities. The difference in yields partly reflects mismatch between the maturity and re-pricing characteristics of the assets and liabilities. This mismatch is inherent in the non-trading operations of the Bank and exposes it to adverse changes in the level of interest rates. The Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of enhancing net interest income within established risk tolerances. Gap analysis, simulation modeling, sensitivity analysis and VaR are used to assess exposures and for limit monitoring and planning purposes. The Bank’s interest rate risk exposure calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations. Common shareholders’ equity is assumed to be non-interest rate sensitive.

Table 49 shows the after-tax impact of an immediate and sustained 100 basis point shock over a one year period on annual income and economic value of shareholder’s equity. The interest rate sensitivities tabulated are based on a static balance sheet. There are no assumptions made for management actions that may mitigate risk. Based on the Bank’s interest rate positions at year-end 2013, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities, would increase net income after-tax by approximately $97 million over the next 12-months. During fiscal 2013, this measure ranged between $42 million and $97 million.

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This same increase in interest rates would result in an after-tax decrease in the present value of the Bank’s net assets of approximately $572 million. During fiscal 2013, this measure ranged between $572 million and $807 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (annual income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The annual income and economic value results are compared to the authorized Board limits. There were no limit breaches in the reporting period.

C44	Interest rate gap

$ billions, one-year interest rate gap

T48 Interest rate gap

Interest rate sensitivity position(1) As at October 31, 2013 ($ billions)	Within 3 months	3 to 12 months	Over 1 year	Non- interest rate sensitive	Total
Canadian dollars
Assets	$211.3	$39.0	$132.1	$5.6	$388.0
Liabilities	204.2	53.4	119.9	10.5	388.0
Gap	$7.1	$(14.4)	$12.2	$(4.9)	$–

Foreign currencies
Assets	$271.0	$20.3	$32.8	$31.7	$355.8
Liabilities	261.6	22.1	22.0	50.1	355.8
Gap	$9.4	$(1.8)	$10.8	$(18.4)	$–

Total
Gap	$16.5	$(16.2)	$23.0	$(23.3)	$–
As at October 31, 2012
Gap	$11.3	$(20.2)	$27.9	$(19.0)	$–

(1)	The above figures reflect the inclusion of off-balance sheet instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs. The off-balance sheet gap is included in liabilities.

T49 Structural interest sensitivity(1)

	2013		2012

As at October 31 ($ millions)	Economic Value of Shareholders’ Equity	Annual Income	Economic Value of Shareholders’ Equity	Annual Income
After-Tax Impact of
100bp increase in rates
Non-trading risk	$(572)	$97	$(460)	$78
100bp decrease in rates
Non-trading risk	$420	$(103)	$294	$(85)

(1)	Changes in trading positions are excluded from the determination of structural interest rate sensitivity. Prior period amounts have been restated to reflect this change.

Foreign currency risk

Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

The Bank’s foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Liability Committee reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.

The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, over a number of future fiscal quarters. The Liability Committee also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

As at October 31, 2013, a one per cent increase in the Canadian dollar against all currencies in which the Bank operates, decreases the Bank’s before-tax annual earnings by approximately $47 million in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar would increase the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $224 million as at October 31, 2013, net of hedging.

Investment portfolio risks

The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

Trading market risk

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to both theoretical profit and loss results based on fixed end of day positions and actual reported profit and loss. A VaR at the 99% confidence interval is an indication of a 1% probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are uncommon. During fiscal 2013 there were no theoretical profit/loss exceptions and no actual profit/loss exceptions.

In fiscal 2013, the total one-day VaR for trading activities averaged $17.4 million, compared to $18.7 million in 2012. The decrease was due to both lower general market risk and debt specific risk resulting from reduced exposure in the Global Fixed Income portfolio.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Stressed VaR Results

The Bank also calculates a Stressed VaR which uses the same basic methodology as the VaR. However, Stressed VaR is calculated using market volatility from a one-year time period identified as stressful, given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis surrounding the collapse of Lehman Brothers. In fiscal 2013, the total one-day Stressed VaR for trading activities averaged $34.3 million compared to $37.1 million in 2012. The decrease was due in part to a change in methodology to directly calculate a 10-day holding period as opposed to scaling up a 1-day calculation for capital purposes.

T50 Total one-day VaR by risk factor

	2013				2012

($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low
Credit Spread plus Interest Rate(1)	$10.9	$10.4	$15.5	$7.0	$12.9	$11.6	$18.6	$6.4
Credit Spread	7.6	8.0	10.3	5.6	6.8	9.7	12.7	6.8
Interest Rate	7.4	7.6	14.8	4.4	14.1	9.0	18.1	3.4
Equities	2.5	2.6	6.2	0.9	1.7	2.6	5.3	1.1
Foreign Exchange	1.5	1.2	2.8	0.4	0.8	1.1	2.5	0.4
Commodities	3.7	3.0	7.7	1.2	3.3	2.8	4.2	1.5
Debt Specific	14.5	13.8	17.3	10.2	13.7	14.5	17.6	11.9
Diversification Effect	(15.9)	(13.6)	N/A	N/A	(14.0)	(13.9)	N/A	N/A
All-Bank VaR	$17.2	$17.4	$21.8	$13.2	$18.4	$18.7	$24.2	$15.2
All-Bank Stressed VaR	$33.1	$34.3	$41.3	$28.2	$38.8	$37.1	$43.6	$32.5

(1)	Credit Spread plus Interest Rate was labelled as Interest Rate previously. Additional granularity is now added to include Credit Spread and Interest Rate VaR separately as well as aggregated.

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and the Comprehensive Risk Measure (CRM) which capture obligor default and migration risk. On October 31, 2013 the market risk capital requirements for IRC and CRM were $338 million and $166 million respectively. The CRM surcharge was $112 million.

Description of Trading Revenue Components and graphical comparison of VaR to daily P&L

Chart 45 shows the distribution of daily trading revenue for fiscal 2013 and Chart 46 compares that distribution to daily VaR results. Trading revenue includes changes in portfolio value as well as the impact of new trades, commissions, fees and reserves. Some components of revenue which are calculated less frequently are pro-rated. Trading revenue averaged $6.2 million per day, compared to $6.1 million for 2012. Revenue was positive on 98% of trading days during the year, higher than 2012. During the year, the largest single day trading loss was $5.7 million which occurred on March 15, 2013, and was lower than the total VaR of $17.8 million on the same day.

C45	Trading revenue distribution

C46	Daily trading revenue vs. VaR

$ millions, November 1, 2012 to October 31, 2013

74      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

Market risk linkage to balance sheet

Trading assets and liabilities are marked to market daily and included in traded risk measures such as VaR. Derivatives risk related to Global Banking & Market activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-traded risk category. A comparison of balance sheet items which are covered under the trading and non-trading risk measures is provided in table 51 below.

T51 Market risk linkage to balance sheet of the Bank

	Market Risk Measure

As at Oct 31, 2013 ($ millions)	Balance Sheet	Traded Risk	Non-traded risk	Primary risk sensitivity of non-traded risk
Financial assets subject to market risk
Precious metals	$8,880	$8,880	$–	n/a
Trading assets	96,489	96,489		n/a
Financial assets designated at fair value through profit or loss	106	–	106	Interest Rate
Derivative financial instruments	24,503	23,147	1,356	Interest Rate, FX, Equity
Investment securities	34,303	–	34,303	Interest Rate, Equity
Loans	$402,150	$–	$402,150	Interest Rate

Financial liabilities subject to market risk
Obligations related to securities sold short	$24,977	$24,977	$–	n/a
Derivative financial instruments	29,255	28,250	1,005	Interest Rate, FX
Trading liabilites(2)	3,622	3,622	–	n/a
Retirement benefit liabilities	$1,000		$1,000	Interest Rate, Credit Spread

(1)	Includes financial liabilities designated at fair value through profit or loss
(2)	Gold and silver certificates and bullion included in other liabilities

	Market Risk Measure

As at Oct 31, 2012 ($ millions)	Balance Sheet	Traded Risk	Non-traded risk	Primary risk sensitivity of non-traded risk
Financial assets subject to market risk
Precious metals	$12,387	$12,387	$–	n/a
Trading assets	87,596	87,596	–	n/a
Financial assets designated at fair value through profit or loss	197	–	197	Interest Rate
Derivative financial instruments	30,338	28,553	1,785	Interest Rate, FX, Equity,
Investment securities	33,361	–	33,361	Interest Rate, Equity
Loans	$352,487	$–	$352,487	Interest Rate

Financial liabilities subject to market risk
Obligations related to securities sold short	$18,622	$18,622	$–	n/a
Derivative financial instruments	35,299	34,322	977	Interest Rate, FX
Trading liabilites(2)	3,617	3,617	–	n/a
Retirement benefit liabilities	$1,164	$–	$1,164	Credit Spread Interest Rate

(1)	Includes financial liabilities designated at fair value through profit or loss
(2)	Gold and silver certificates and bullion included in other liabilities

Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books are managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

Structured transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by trading management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.

The key elements of the liquidity risk framework are:

•

Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons (cash gaps), a minimum level of core liquidity, and liquidity stress tests.

•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the LCO with analysis, risk measurement, stress testing, monitoring and reporting.

•

Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry-wide and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:

–	Helping the Bank to understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•

Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent level as well as for major subsidiaries.

•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geographic market.

•

Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to Bank-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with commercial banks, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include borrowing capacity from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes; trading securities, which are primarily held by Global Banking & Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2013, unencumbered liquid assets were $170 billion, compared to $163 billion as at October 31, 2012. The mix of these liquid assets between securities and other liquid assets, which include cash, deposits with banks and precious metals was 68% and 32%, respectively (October 31, 2012 – 67% and 33%, respectively). The increase in liquid assets was mainly attributable to growth in the securities portfolio. Included in liquid assets are mortgage backed securities which for accounting purposes are classified as residential mortgages.

76      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Statement of Financial Position as at October 31, 2013. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

T52 – Liquid asset pool

	As at
	October 31, 2013					October 31, 2012

($ millions)	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets	Total unencumbered liquid assets(3)	Total unencumbered liquid assets(3)
Cash and deposits with central banks	$44,097	$–	$44,097	$7,509	$36,588	$32,231
Deposits with financial institutions	9,240	–	9,240	1,626	7,614	7,555
Precious metals	8,880	–	8,880	54	8,826	12,269
Securities	–	–		–
Canadian government obligations	28,667	8,231	36,898	23,007	13,891	8,619
Foreign government obligations	30,903	38,327	69,230	53,809	15,421	18,716
Other securities	49,573	34,808	84,381	32,292	52,089	50,557
Loans	–	–		–
NHA mortgage-backed securities(1)	45,546	–	45,546	10,810	34,736	31,639
Call and short loans	887	–	887	–	887	1,127
Total	$217,793	$81,366	$299,159	$129,107	$170,052	$162,713
As at October 31, 2012(2)	$199,178	$64,494	$263,672	$100,959	$162,713

(1)	These mortgage-backed securities, which are available for sale, are reported as residential mortgage loans on the balance sheet.
(2)	Prior period amounts have been restated to conform to current period classifications.
(3)	Total unencumbered liquid assets equate to total liquid assets less encumbered liquid assets.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

T53 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at

($ millions)(1)	October 31 2013	October 31 2012
Bank of Nova Scotia (Parent)	$126,376	$121,110
Bank domestic subsidiaries	21,288	18,328
Bank foreign subsidiaries	22,388	23,275
Total	$170,052	$162,713

(1)	Prior period amounts have been restated to conform to current period classifications.

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollars holdings. As shown above, the vast majority (87%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

T54 Asset encumbrance

				Encumbered assets		Unencumbered assets

As at October 31, 2013 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Liquid Assets	$217,793	$81,366	$299,159	$119,918	$9,189	$170,052	$–
Other Investment Securities	9,462	–	9,462	2,491	–	–	6,971
Loans	366,942		366,942	6,799	30,802	–	329,341
Other Financial Assets(4)	123,954	–	123,954	2,938	–	–	121,016
Non-Financial Assets	25,637	–	25,637	–	–	–	25,637
Total	$743,788	$81,366	$825,154	$132,146	$39,991	$170,052	$482,965

(1)	Assets which are restricted from using to secure funding for legal or other reasons
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs
(3)	Other unecumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities or to raise secured funding through the Bank’s secured funding programs.
(4)	Liquid securities received as collateral against other financial assets are included in Liquid Assets

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MANAGEMENT’S DISCUSSION AND ANALYSIS

As of October 31, 2013 total encumbered assets of the Bank were $172 billion. Of the remaining $653 billion of unencumbered assets, $170 billion are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed in Table 52 Liquid asset pool.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating by rating agencies, the Bank has to provide additional $426 million or $547 million collateral, respectively, to meet contractual derivative funding or margin requirements.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are being employed to hedge derivative positions in trading books or for hedging purposes, are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Regulatory developments relating to liquidity

In January 2013 the Basel Committee on Banking Supervision finalized its international framework on Liquidity Coverage Ratio (LCR) requirements. Requirements related to the Net Stable Funding Ratio (NSFR) have not been finalized. The LCR and NSFR are scheduled for implementation in January 2015 and January 2018 respectively. The Bank continues to monitor developments related to liquidity requirements.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuance.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $224 billion as at October 31, 2013 (October 31, 2012 – $191 billion). The increase since October 31, 2012, was due primarily to the acquisition of ING DIRECT, increased capital from internal capital generation and the issuance of common shares, offset by a reduction in subordinated debentures. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $110 billion (October 31, 2012 – $97 billion). Longer term wholesale debt issuance includes medium term notes and deposit notes, mortgage securitizations, asset- backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt is generated through the securitization of both Canadian insured residential mortgages through CMHC securitization programs, and of unsecured personal lines of credits through the Bank’s $7 billion Hollis Receivables Term Trust II Shelf program. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    RISK MANAGEMENT

In the U.S., short-term wholesale debt is raised through the issuance of negotiable certificates of deposit and commercial paper programs. The Bank’s Medium Term Notes Program is used to raise longer-term wholesale debt in the U.S. Internationally, the Bank generates short-term wholesale debt through negotiable certificates of deposit in various currencies as well as an Australian commercial paper program. Term wholesale debt is raised internationally across a variety of currencies by a European Medium Term Note Program as well as a Global Covered Bond Program (issuance to date has been in U.S. and Australian dollars).

The Bank’s issuance of non-common capital, including subordinated debentures, to meet regulatory capital requirements also provides additional longer-term funding.

The table below provides the remaining contractual maturities of funding raised through wholesale debt issuances. In the Statement of Financial Position, these liabilities are primarily included in Business & Government Deposits.

T55 – Wholesale debt issuance(1)

$ Millions, as at Date October 31st, 2013	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Unsecured Funding
Medium Term Notes & Deposit Notes	$486	$3,426	$2,493	$2,116	$1,487	$10,009	$14,275	$25,848	$1,377	$51,508
Bearer Deposit Notes, Commercial Paper & Certificate of Deposits	12,666	31,061	26,376	5,183	6,055	81,341	8,274	930	125	90,670
Secured Funding
Mortgage Securitization(2)	1,750	1,510	3,483	1,327	1,369	9,439	2,482	10,129	5,116	27,166
Covered Bonds	16	999	42	–	10	1,067	5,998	6,809	36	13,910
Asset-Backed Securities						–	931	2,390	1,822	5,143
Total Wholesale Debt Issuance	$14,918	$36,996	$32,394	$8,626	$8,921	$101,855	$31,960	$46,106	$8,476	$188,397

Of Which:
Unsecured Funding	$13,152	$34,487	$28,869	$7,299	$7,542	$91,349	$22,549	$26,778	$1,502	$142,178
Secured Funding	$1,766	$2,509	$3,525	$1,327	$1,379	$10,506	$9,411	$19,328	$6,974	$46,229

(1)	Wholesale debt issuance excludes repo transactions, bankers acceptances and subordinated debt, which are disclosed in the contractual maturities table in Note 39 of the Consolidated Financial Statements. Amounts are based on remaining term to maturity.
(2)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of BNS in its own name.

Wholesale debt issuance generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $170 billion as at October 31, 2013 were well in excess of wholesale debt issuance which matures in the next 12 months.

Contractual Obligations

The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services, that are enforceable and legally binding on the Bank. Table 56 provides aggregated information about the Bank’s contractual obligations related to all financial and other liabilities as at October 31, 2013, which affect the Bank’s liquidity and capital resource needs. The table provides details on undiscounted cash flows to maturity. Depending on the nature of these obligations, they may be recorded on- or off-balance sheet.

The Bank leases a large number of its branches, offices and other premises. The majority of these leases are for a term of five years, with options to renew. The total cost of these leases, net of rental income from subleases, was $378 million in 2013 (2012 – $321 million). The increase of $57 million primarily reflects the full-year impact of the sale of Scotia Plaza and lease-back of the Bank’s space in the complex, along with premises costs related to recent acquisitions including ING Direct in

Canada, Credito Familiar in Mexico and Banco Colpatria in Colombia.

Two major outsourcing contracts have been entered into by the Bank. Both are cancellable with notice.

The largest is a contract entered into with IBM Canada in 2001 to manage the Bank’s domestic computer operations, including data centres, branches, Automated Banking Machines, and desktop computing environment. The contract was expanded in 2005 to also include the computer operations for the Caribbean & Central America, and Mexico. The contract for the Canadian operations, Mexico and Caribbean & Central America was renewed earlier in 2013, for a further 5 year period.

The second is a three-year contract entered into with Symcor Inc. in 2003, with two optional five-year renewals to manage the Bank’s cheque and bill payment processing, including associated statement and report printing activities across Canada. The final 5-year option has been exercised, which will expire at the end of 2015.

T56 Contractual obligations

As at October 31 ($ millions)	Under 1 year	1-3 years	3-5 years	Over 5 years	No Specific Maturity(1)	Total
Deposits	$204,325	$78,062	$35,715	$6,636	$191,816	$516,554
Acceptances	10,556	–	–	–	–	10,556
Obligations related to securities sold short	2,448	7,240	6,795	6,011	2,483	24,977
Derivative financial instruments	6,862	7,087	5,320	9,986	–	29,255
Obligations related to securities sold under repurchased agreements and securities lent	77,503	5	–	–	–	77,508
Subordinated debentures	–	–	–	5,841	–	5,841
Capital instrument liabilities	–	–	–	–	650	650
Other liabilities	1,674	2,727	1,865	3,009	22,621	31,896
Subtotal	$303,368	$95,121	$49,695	$31,483	$217,570	$697,237
Operating leases	289	455	296	499	–	1,539
Credit commitments(2)	39,553	32,088	43,834	2,670	5	118,150
Financial guarantees(3)	–	–	–	–	26,002	26,002
Outsourcing obligations	238	388	285	2	1	914
Total	$343,448	$128,052	$94,110	$34,654	$243,578	$843,842

(1)	Includes deposits on demand and on notice.
(2)	Includes the undrawn component of committed credit and liquidity facilities.
(3)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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Capital Expenditures

Scotiabank has an ongoing program of capital investment to provide the necessary level of technology and real estate resources to service our customers and meet new product requirements. All major capital expenditures go through a rigorous review and approval process.

Total capital expenditures in 2013 were $247 million, a decrease of 33% from 2012. The decrease is primarily due to lower spending in ABM equipment due to the completion of a major replacement initiative; lower building maintenance due to the sale of Scotia Plaza in Toronto; and lower branch maintenance costs in the Caribbean.

Other Risks

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function. Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value.

In fiscal 2013, the Bank has not had any material or potentially material operational risk loss events. Operational risk losses continue to be within the Bank’s risk appetite.

Governance and Organization

The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls. The governing principles of the Bank’s Operational Risk Management Framework include:

•

The three lines of defence model helps to ensure proper accountability and clearly defines the roles and responsibilities for operational risk management. The first line of defence is the business units, who own the risks in their businesses and operations. The second line of defence is led by a central risk management unit within Global Risk Management, with support from control and stewardship functions across the Bank. The third line of defence is Internal Audit.

•	The individual business lines are accountable for management and control of the significant operational risks to which they are exposed.

The Bank has a governance and organizational structure through which there is effective oversight and in which operational risk is managed to an established risk appetite, including:

–	The Board of Directors is responsible for sound corporate governance and approves annually the Bank’s Operational Risk Management Policy and Operational Risk Management Framework;

–

A senior level Operational Risk Committee comprised of Heads of business lines and key control functions, and chaired by the Chief Risk Officer. This Committee provides consistent, Bank-wide oversight of operational risk management;

–	Business-line level operational risk committees are in place to ensure issues are known, discussed, managed and escalated, as needed and in a timely manner;

–	Executive management with clearly defined areas of responsibility;

–

A central unit in Global Risk Management responsible for: developing and applying methods to identify, assess, manage and monitor operational risks; and reporting on risks as well as actual loss events and to play a challenge role to the business units in their assessment and management of operational risk;

–

Independent specialist units responsible for developing methods to mitigate specific components of operational risk, including codifying policies and processes required to control those specific risks;

–	Separation of duties between key functions; and

–

An independent internal audit department responsible for verifying that significant risks are identified and assessed, and for testing controls to ensure that overall risk is at an acceptable level. The Internal Audit department is also responsible for auditing and assessing the Bank’s Operational Risk Management Framework and its design and effectiveness.

Operational Risk Management Framework

The Bank’s Operational Risk Management Framework sets out an integrated approach to identify, assess, control, mitigate and report operational risks across the Bank. The following are key components of the Bank’s Operational Risk Management Framework:

•

The Bank’s risk and control assessment program, which is managed by Global Risk Management’s central operational risk unit, includes formal reviews of significant units, operations and processes to identify and assess operational risks. This program provides a basis for management to ensure that key risks have been identified and that controls are functioning effectively. Business line management attests to the accuracy of each assessment and develops action plans to mitigate risks if controls are not identified as effective. Results of these reviews are summarized and reported to executive management and the Board of Directors.

•	The Bank has a standard inventory of operational risks which are discussed and considered in each risk assessment.

•

The Bank’s scenario analysis program provides a forward looking view of key risks and provides management with insights into how plausible but high impact, remote operational risk events might occur. Scenario analysis will also assist in the selection of severity distributions in the Bank’s Advanced Measurement Approach (AMA) capital model (discussed below).

•

The Bank’s Key Risk Indicator (KRI) program provides management with an early warning system of changes in risk exposure that may indicate that an operational risk appetite or tolerance may be breached. KRIs exist at the business line and all-Bank level.

•

The Business Environment and Internal Control Factors (BEICF) program incorporates the impact of key business environment and internal control factors into the regulatory capital allocated to divisions by utilizing a BEICF scorecard. The scorecard will be used to adjust capital calculations produced using the Bank’s AMA capital model and due to its forward-looking nature, it also assists with identifying new trends and emerging risks.

•

The Bank’s centralized operational loss event database, which is managed and maintained by the central operational risk unit within Global Risk Management, captures key information on operational losses. This data is analyzed, benchmarked against industry loss data and significant metrics, then reported to executive management and the Board of Directors to provide insight into operational risk exposures, appetites and trends.

•

Operational risk is difficult to quantify in a fulsome and accurate manner, due to the nature of operational risk itself. Operational risk is often included with or is a by-product of another form of risk and is not taken on intentionally. Tools for operational risk management and measurement continue to evolve across the global financial services industry. There are two methods for the calculation of operational risk regulatory capital available to the Bank under Basel II – The Standardized Approach and the Advanced Measurement Approach (AMA). The Bank continues to use The Standardized Approach and expects to implement the AMA in fiscal 2015, subject to regulatory approval.

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•

Operational risk reporting is provided to the Bank’s senior executive management and the Board of Directors. In addition to details and trends from operational risk loss events, reporting also includes information on risk and control assessments and scenarios completed, industry trends and significant events, key risk indicators and Business Environment and Internal Control Factor (BEICF) survey results. The combination of these information sources provides both a backward and forward-looking view of operational risk at the Bank.

•

The Bank is a member of the Operational Riskdata Exchange Association (ORX), an international consortium of banks that share anonymized loss data. This industry data is used to support risk identification, assessment and will be used as an input to the Bank’s AMA capital model. Discussion forums within ORX also help to ensure that the Bank is current of all industry best practices and developments.

•	The Bank’s Fraud Management Office, which identifies threats of financial crime, implements systems and processes to mitigate loss and reports on fraud loss activity to senior management.

•	The Bank’s monitoring of industry events, identifies significant losses incurred at other financial institutions and provides a reference for reviewing and assessing the Bank’s own risk exposure.

•

The compliance risk management program led by Global Compliance through an established network and associated processes that include: monitoring regulatory changes; conducting compliance risk assessments; implementing policies and procedures; training; monitoring and resolving issues; and reporting on the status of compliance and compliance controls to executive management, the Board of Directors, and regulators as required.

•

The Bank’s New Products and Services Risk Management Policy which describes the general principles applicable to the review, approval and implementation of new products and services within Scotiabank and is intended to provide overarching guidance. Processes are in place at the all-Bank level and in each business line for evaluation of risk in new businesses, services and products.

•

The Bank’s Business Continuity Management Department is responsible for governance and oversight of the Bank’s business continuity, and monitors units to ensure compliance with these policies. The Bank’s business continuity management policy requires that all business units develop business continuity capabilities for their respective functions.

•

The Bank is exposed to ever increasing cyber risks, which may include theft of assets, unauthorized access to sensitive information, or operational disruption such as breaches of cyber security. With this in mind, the Bank has implemented a robust and continuously evolving cyber security program to keep pace with the evolving threats. While the Bank’s computer systems continue to be subject to cyber-attack attempts, the countermeasures in place remain effective. Scotiabank has not experienced material breaches of cyber security. The Bank continues to actively monitor this risk, leveraging external threat intelligence, internal monitoring, reviewing best practices and implementing additional controls as required, to mitigate these risks.

•	The Bank’s Model Risk Management Policy, which provides the framework for model review and approval under the oversight of the Operational Risk Committee.

•

The Bank’s training programs, including the mandatory Anti-Money Laundering, Operational Risk and Information Security courses and examinations which ensure employees are aware and equipped to safeguard our customers’ and the Bank’s assets.

•	Risk mitigation programs, which use insurance policies to transfer the risk of high severity losses, where feasible and appropriate.

Reputational risk

Reputational risk is the risk that negative publicity regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

Negative publicity about an institution’s business practices may involve any aspect of its operations, but usually relates to questions of business ethics and integrity, or quality of products and services. Negative publicity and attendant reputational risk frequently arise as a by-product of some other kind of risk management control failure.

Reputational risk is managed and controlled throughout the Bank by codes of conduct, governance practices and risk management programs, policies, procedures and training. Many relevant checks and balances are outlined in greater detail under other risk management sections, particularly Operational risk, where reference is made to the Bank’s well-established compliance program. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Guidelines for Business Conduct, and in a manner that minimizes reputational risk. While all employees, officers and directors are expected to protect the reputation of Scotiabank by complying with the Bank’s Guidelines for Business Conduct, the activities of the Legal, Corporate Secretary, Public, Corporate and Government Affairs and Compliance departments, and the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

In providing credit, advice, or products to customers, or entering into associations, the Bank considers whether the transaction, relationship or association might give rise to reputational risk. The Bank has an established, Board-approved reputational risk policy, as well as policy and procedures for managing reputational and legal risk related to structured finance transactions. Global Risk Management plays a significant role in the identification and management of reputational risk related to credit underwriting. In addition, the Reputational Risk Committee is available to support Global Risk Management, as well as other risk management committees and business units, with their assessment of reputational risk associated with transactions, business initiatives, and new products and services.

The Reputational Risk Committee considers a broad array of factors when assessing transactions, so that the Bank meets, and will be seen to meet, high ethical standards. These factors include the extent, and outcome, of legal and regulatory due diligence pertinent to the transaction; the economic intent of the transaction; the effect of the transaction on the transparency of a customer’s financial reporting; the need for customer or public disclosure; conflicts of interest; fairness issues; and public perception.

The Committee may impose conditions on customer transactions, including customer disclosure requirements to promote transparency in financial reporting, so that transactions meet Bank standards. In the event the Committee recommends not proceeding with a transaction and the sponsor of the transaction wishes to proceed, the transaction is referred to the Risk Policy Committee.

Environmental risk

Environmental risk refers to the possibility that environmental concerns involving Scotiabank or its customers could affect the Bank’s financial performance.

To safeguard the Bank and the interests of its stakeholders, Scotiabank has an environmental policy, which is approved by the Bank’s Board of Directors. The policy guides day-to-day operations, lending practices, supplier agreements, the management of real estate holdings and external reporting practices. It is supplemented by specific policies and practices relating to individual business lines.

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Environmental risks associated with the business operations of each borrower and any real property offered as security are considered in the Bank’s credit evaluation procedures. This includes an environmental assessment where applicable, and commentary on climate change where it could have a material impact (including regulatory, physical or reputational impacts) on the borrower. Global Risk Management has primary responsibility for establishing the related policies, processes and standards associated with mitigating environmental risk in the Bank’s lending activities. Decisions are taken in the context of the risk management framework discussed on page 61.

In the area of project finance, the revised Equator Principles have been integrated into the Bank’s internal processes and procedures since 2006. These are environmental and social guidelines for project finance transactions with a capital cost of US$10 million or higher, based on the policies of the International Finance Corporation, the private sector arm of the World Bank. The Equator Principles provide safeguards for sensitive projects to ensure protection of natural habitats and the rights of indigenous peoples, as well as safeguards against child and forced labour.

Environmental concerns also play a prominent role in shaping the Bank’s real estate practices and purchasing decisions. The Real Estate Department adheres to an Environmental Compliance Policy to ensure responsible management of the Bank’s real estate holdings. In addition, considerable recycling and resource management programs are in place in the Bank’s corporate offices and branch networks. Internal tracking systems are in place with respect to energy use, greenhouse gas emissions (GHG) and paper consumption. In 2012, GHG emissions data for the branch network and corporate offices was externally verified. A variety of reduction measures are in place for energy, paper and waste. In order to further reduce the Bank’s environmental footprint, it has developed an internal Environmental Paper Policy.

To ensure it continues to operate in an environmentally responsible manner, the Bank monitors policy and legislative requirements through ongoing dialogue with government, industry and stakeholders in countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks play to help address issues such as climate change, protection of biodiversity, promotion of sustainable forestry practices, and other environmental issues important to its customers and communities where it operates. The Bank has an ongoing process of reviewing its policies in these areas.

Scotiabank has a number of environmentally related products and services to meet demand and promote the “green” economy. These include: an EcoEnergy Financing program designed to support personal and small business customers who wish to install small-scale renewable energy projects; an auto loan product for hybrid, electric and clean diesel vehicles; an Energy Commodities sales and trading group, which assists corporate clients originate and trade carbon credits; and an eco-home renovation program.

Environmental Reporting

Scotiabank is also a signatory to, and participant in the Carbon Disclosure Project, which provides corporate disclosure to the investment community on greenhouse gas emissions and climate change management. In 2013, Scotiabank was included on the Dow Jones Sustainability Index (DJSI)-(North America), an annual review that recognizes the world’s financial, social and environmental corporate leaders.

Insurance risk

The Bank is both a distributor of third party insurance products and underwriter of insurance risk. As a distributor of third party insurance products, the Bank earns fees but bears no insurance risk. The Bank bears insurance risk in its role as an underwriter, either through direct underwriting or via reinsurance.

Insurance risk is the risk of potential financial loss due to actual experience being different from that assumed in the pricing process of the insurance products.

Insurance by nature involves the distribution of products that transfer individual risks to the issuer with the expectation of a return built into the insurance premiums earned. The Bank is exposed to insurance risk primarily through its creditor, life and select property and casualty insurance and reinsurance products.

The insurance governance and risk management frameworks are calibrated within each insurance subsidiary commensurate with the nature and materiality of risk assumed. Senior management within the insurance business units has primary responsibility for managing insurance risk, with oversight by Global Risk Management through the Insurance Risk Committee. The insurance company subsidiaries have their own boards of directors, as well as independent appointed actuaries who provide additional risk management oversight.

The insurance companies maintain a number of policies and practices to manage insurance risk. Sound product design is an essential element. The vast majority of risks insured are short-term in nature, that is, they do not involve long-term pricing guarantees. Geographic diversification and product-line diversification are important elements as well. Reinsurance is commonly used as an effective tool to manage the insurance risk exposures. Insurance risk is also managed through effective underwriting and claim adjudication practices, ongoing monitoring of experience, and stress-testing scenario analysis.

Strategic risk

Strategic Risk is the risk that the Bank’s business strategies are ineffective, being poorly executed, or insufficiently resilient to changes in the business environment.

The Board of Directors is ultimately responsible for oversight of strategic risk, by adopting a strategic planning process and approving, on an annual basis, a strategic plan for the Bank.

The Bank manages its strategic planning process through a series of coordinated efforts between the Executive Management Team, the Business Lines and the Corporate Functions. These efforts address a wide range of relevant considerations including capital and resource allocation, business initiatives, strategic transactions and investments, stress testing and alignment with the Bank’s Risk Appetite Framework. These considerations are reviewed in a consistent and disciplined manner. The process involves input from the entire Executive Management Team and from the Board of Directors.

On an annual basis, a comprehensive Strategy Report is prepared that summarizes the Bank’s key strategic considerations, and is presented by the Chief Executive Officer to the Board of Directors for their review and approval. The effectiveness of the Bank’s enterprise strategy is actively monitored and measured through a balanced scorecard process, which is reported on throughout the year.

The execution and evaluation of strategic plans within the Bank is critically important to the Bank’s enterprise-wide risk management framework. The Bank makes continuous efforts to ensure that all employees are aware of the Bank’s overall strategic direction, and that employees are also aware of the strategies and objectives for their respective business line or corporate function. On an ongoing basis, the business lines and corporate functions identify, manage and assess the internal and external considerations – including risk factors – that could affect the achievement of their strategic objectives. These matters are considered on an enterprise-wide basis by the Bank’s Executive Management Team, which makes adjustments, as required.

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CONTROLS AND ACCOUNTING POLICIES

Controls and procedures

Management’s responsibility for financial information contained in this annual report is described on page 144.

Disclosure controls and procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2013, the Bank’s management, with the participation of the CEO and CFO, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 1992 framework, and based on that assessment concluded that internal control over financial reporting was effective as at October 31, 2013.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting during the year ended October 31, 2013.

Critical accounting estimates

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 on pages 120 to 131 summarizes the significant accounting policies used in preparing the Bank’s Consolidated Financial Statements. Certain of these policies require management to make estimates and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are considered to be particularly important to the presentation of the Bank’s financial position and results of operations, because changes in the judgements and estimates could have a material impact on the Bank’s Consolidated Financial Statements. These estimates are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

The allowance for credit losses represents management’s best estimate of the probable credit losses in the portfolio of deposits with other institutions, loans to borrowers and acceptances. Management undertakes regular reviews of credit quality to assess the adequacy of the allowance for credit losses. This process requires the use of estimates and subjective judgements at many levels. These subjective judgements include identifying credits that are impaired, and considering factors specific to individual credits, as well as portfolio characteristics and risks. Changes to these estimates or use of other reasonable judgements and estimates could directly affect the provision for credit losses.

The allowance for credit losses is comprised of collective and individually assessed allowances.

Allowances in respect of individually significant credit exposures are an estimate of probable incurred losses related to existing impaired loans. In establishing these allowances applicable to individual credit exposures, management individually assesses each loan for objective indicators of impairment and forms a judgement as to whether the loan is impaired. Loan impairment is recognized when, in management’s opinion, there is no longer reasonable assurance that interest and principal payments will be collected based on original contractual terms. Once a loan is determined to be impaired, management estimates its net realizable value by making judgements relating to the timing of future cash flow amounts, the fair value of any underlying security pledged as collateral, costs of realization, observable market prices, and expectations about the future prospects of the borrower and any guarantors.

Individual provisions were higher in 2013 than in 2012, driven primarily by higher provisions in International Banking.

Management estimates allowances on a collective basis for exposures in certain homogenous portfolios, including residential mortgages, credit card loans and most personal loans. This collective assessment for these positions involves estimating the probable losses inherent in the portfolio by using a formulaic method that considers recent loss experience.

An allowance is also determined in respect of probable incurred losses that are inherent in the portfolio, of performing loans, but have not yet been specifically identified on an individual basis. Management establishes this allowance on a collective basis through an assessment of quantitative and qualitative factors. Using an internally developed model, management arrives at an initial quantitative estimate of the collective allowance for the performing portfolio based on numerous factors, including historical average default probabilities, loss given default rates and exposure at default factors. Material changes in any of these parameters or assumptions would affect the range of expected credit losses and, consequently, could affect the collective allowance level. For example, if either the probability of default or the loss given default rates for the non-retail portfolio were independently increased or decreased by 10%, the model would indicate an increase or decrease to the quantitative estimate of approximately $85 million (2012 – $90 million). The non-retail quantitative estimate in 2013, includes an adjustment in respect of variation and uncertainty in the historically based credit parameters.

A qualitative assessment of the collective allowance is made based on observable data, such as: economic trends and business conditions, portfolio concentrations, risk migrations and recent trends in volumes and severity of delinquencies and a component for the imprecision inherent in the model and model parameters. Management reviews the

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MANAGEMENT’S DISCUSSION AND ANALYSIS

collective allowance quarterly to assess whether the allowance is at the appropriate level in relation to the size of the portfolio, inherent credit risks and trends in portfolio quality.

The total collective allowance for credit losses as at October 31, 2013, was $2,604 million, an increase of $184 million from a year earlier. The increase was primarily due to changes in credit quality. The collective allowance amount is primarily attributable to business and government performing loans ($953 million), with the remainder allocated to personal lending and credit cards ($1,131 million) and residential mortgages ($561 million). These amounts for personal lending and credit cards and for residential mortgages include allowances for both performing and impaired loans.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or available-for-sale at inception. All other financial instruments, including those designated as fair value through profit and loss at inception, are carried at fair value.

Fair value is defined as the amount of consideration that would be agreed upon in an arms-length transaction, other than a forced sale or liquidation, between knowledgeable, willing parties who are under no compulsion to act. The best evidence of fair value is a quoted bid or ask price, as appropriate, in an active market (level 1). Where bid or ask prices are not available, such as in an illiquid or inactive market, the closing price of the most recent transaction of that instrument is used subject to appropriate adjustments. This value is supplemented as required with internal valuation models with significant market observable inputs (level 2) or unobservable inputs (level 3). Where quoted market prices are not available, the quoted price of similar financial instruments (i.e. with similar characteristics and risk profile) or internal models which maximizes the use of market observable inputs are used to estimate the fair value (level 2). Alternatively the use of non-market observable inputs to estimate fair value will result in level 3 classification.

Financial instruments in the Bank’s trading assets are comprised primarily of securities and loans. These trading instruments are carried at fair value on the Consolidated Statement of Financial Position, with changes in the fair values of trading instruments recorded in the Consolidated Statement of Income in other operating income – trading revenues. The fair values of securities are primarily based on quoted prices in active markets, where available. Where quoted prices are not available, the fair value is determined by utilizing recent transaction prices, broker quotes, or consensus pricing services. The fair value of income trusts/funds and hedge funds is based on observable quoted prices. Where quoted or active market prices are unavailable, the last available Net Asset Value, fund statements and other financial information available from third-party fund managers at the fund level are used in arriving at the fair value. These inputs are not considered observable because we cannot redeem these funds at net asset value.

Corporate and other debt securities are valued using prices from independent market data providers or third-party broker quotes. Where prices are not available consistently, the last available data is used and corroborated with a yield-based valuation approach. In some instances, interpolated yields of similar bonds are used to price securities. The Bank uses pricing models with observable inputs from market sources such as credit spread curves, interest rate curves, and recovery rates. These inputs are corroborated through an independent pricing valuation process within the Bank on a monthly basis. In some cases, prices are unavailable and cannot be corroborated with market observable inputs. For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank relies on pricing by third-party providers and cannot readily observe the market inputs used to price such instruments.

The fair values of government issued or guaranteed debt securities are primarily based on quoted prices in active markets, where available. Where quoted prices are not available, the fair value is determined by utilizing recent transaction prices, broker quotes, or pricing services. For securities that are not actively traded, the Bank uses a discounted cash flow method, assuming the effective yield of a similar instrument adjusted for instrument-specific risk factors. Other unobservable inputs used in the discounted cash flow method include the use of credit spread data and relevant contractual features.

Trading loans include precious metals loans (primarily gold and silver), that are valued using a discounted cash flow model incorporating various inputs including precious metals spot and forward prices and interest rate curves. Other trading loans that serve as hedges to loan-based credit total return swaps are valued using consensus prices from pricing services.

Securities designated as available-for-sale are recorded at fair value on the Consolidated Statement of Financial Position. These securities are mostly valued using quoted prices or valuation methods using market-observable inputs. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value. Where quoted prices in active markets are not readily available for securities, such as for private equity securities or structured debts, the fair value is determined based on multiple of the underlying earnings or percentage of underlying assets obtained from third-party general partner statements or similar structured debts. Further adjustments are made to reflect the lack of liquidity of these securities. Where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities.

The fair value of mortgage-backed securities is primarily determined using third-party broker quotes and independent market data providers, where the market is more active. Where the market is inactive, an industry-standard model that includes assumptions relating to prepayment rates, default rates and loss projections based on collateral type is used.

Unrealized gains and losses as a result of changes in the fair values of available-for-sale securities are included in the Consolidated Statement of Comprehensive Income.

Derivatives designated in hedging relationship are recorded at fair value on the Consolidated Statement of Financial Position. All changes in these derivative fair values other than those designated as cash flow hedges or net investment hedges are recorded in the Consolidated Statement of Income, while the latter flows through other comprehensive income.

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant unobservable inputs are long-dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, options contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain non-observable inputs such as volatility and correlation.

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The Bank has processes and controls in place to ensure that its fair values are appropriate. An independent model review group reviews the Bank’s valuation models and approves them for use for specific products.

The Bank’s valuation policies require that all pricing or rate sources, such as brokers, dealers and consensus pricing services used for the purposes of independent price verification be external to the Bank. On a periodic basis, an independent assessment of pricing or rate sources is performed to determine market presence or market representative levels.

Further, price verification groups, independent from the risk-taking functions, ensure that observable market prices and market based parameters are used for valuation wherever possible. For those products with material parameter risk for which market levels are not observable, an independent review of the assumptions made for pricing is performed.

In arriving at fair value, valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These monthly adjustments include dimensions such as counterparty credit quality, the Bank’s own creditworthiness, constraints on liquidity and unobservable parameters. Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $118 million as at October 31, 2013, (2012 – $273 million), net of any write-offs. These valuation adjustments are due mainly to counterparty credit risk considerations for derivative transactions. Uncertainty in the estimates used in the models can affect the fair value and financial results recorded. Historically, the impact of any change in these estimates was not expected to be significant; however, in the recent volatile market conditions where significant and rapid changes in observable model inputs can occur, greater volatility in fair values derived from these models is possible. Where significant unobservable market data is used as a key input into the valuation of certain derivatives, the inception profit or loss on those derivatives is deferred over the life of the derivative contract, or until the valuation inputs become observable. This amount is disclosed in Note 6 on page 137.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The valuation hierarchy is as follows:

•	Level 1 – fair value is based on unadjusted quoted prices in active markets for identical instruments,

•	Level 2 – fair value is based on models using significant market-observable inputs other than quoted prices for the instruments, or

•	Level 3 – fair value is based on models using significant inputs that are not based on observable market data.

The Bank’s assets and liabilities which are carried at fair value as classified by the valuation hierarchy are reflected in Note 6 on pages 135 and 136. The percentage of each asset and liability category by fair value hierarchy level are outlined as follows:

T57 Fair value hierarchy of financial instruments

	Assets			Liabilities
Fair value hierarchy	Trading assets	Available- for-sale securities	Derivatives	Obligations related to securities sold short	Derivatives
Level 1	63%	54%	3%	90%	3%
Level 2	36%	40%	95%	10%	95%
Level 3	1%	6%	2%	–%	2%
	100%	100%	100%	100%	100%

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the value of the security is written down to fair value. The losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

As at October 31, 2013, the gross unrealized gains on available-for-sale securities recorded in accumulated other comprehensive income were $1,297 million (2012 – $1,312 million), and the gross unrealized losses were $160 million (2012 – $219 million). Net unrealized gains were therefore $1,137 million (2012 – $1,093 million) before hedge amounts. The net unrealized gains after hedge amounts were $980 million (2012 – $891 million).

At October 31, 2013, the unrealized loss recorded in accumulated other comprehensive income relating to securities in an unrealized loss position for more than 12 months was $84 million (2012 – $140 million). This unrealized loss was comprised of $26 million (2012 – $80 million) in debt securities, $44 million (2012 – $44 million) related to preferred shares and $14 million (2012 – $16 million) related to common shares. The unrealized losses on the debt securities arose primarily from changes in interest rates and credit spreads. For debt securities, based on a number of considerations, including underlying credit of the issuers, the Bank expects that future interest and principal payments will continue to be received on a timely basis in accordance with the contractual terms of the security.

Employee benefits

The Bank sponsors various pension and other benefit plans for eligible employees in Canada, the U.S., and other international operations. The pension benefits are generally based on years of service and average earnings at retirement. Other benefits generally include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability.

Employee benefit expense and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. Most of these assumptions are based on management’s best estimate and are reviewed and approved annually. The key assumptions include the long-term rate of investment return on plan assets, future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates, as well as other factors. Management also reviews historical investment returns, salary increases and health care costs. Another important assumption is the discount rate used for measuring the benefit obligation which is generally prescribed to be equal to the current yield on long term, high-quality corporate bonds

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with durations similar to the benefit obligation. The management assumptions with the greatest potential impact are the assumed long-term rate of return on assets and the discount rate used for measuring the benefit obligation. If the assumed long-term rate of return on assets was 1% lower (higher), the benefit expense for 2013 would have been $59 million higher (lower). If the assumed discount rate was 1% lower (higher), the benefit expense for 2013 would have been $163 million higher (lower).

The Bank uses a measurement date of October 31, and based on this measurement date, the Bank reported a deficit of $293 million in its principal pension plans as disclosed in Note 30 to the Consolidated Financial Statements on pages 168 to 170. There has been an improvement in the funded status of the plans primarily due to strong asset performance. The improvement in the funded status of the plans will impact the benefit expense for fiscal year 2014 and possibly future years.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss, consequently increasing or decreasing the benefit expense for future years. In accordance with IFRS, this difference is not recognized immediately as income or expense, as the Bank has elected to use the corridor approach whereby actuarial gains and losses are amortized into income over future periods.

Management determines whether the unrecognized net actuarial gain or loss is more than 10% of the greater of the plan assets or benefit obligation at the beginning of each year. Any unrecognized net actuarial gain or loss above this 10% threshold is generally amortized into income over the estimated average remaining service period of active employees ranging from 6 to 17 years for the Bank’s principal pension plans, and 7 to 26 years for the Bank’s principal other benefit plans.

Note 30 on pages 168 to 170 of the 2013 Consolidated Financial Statements contains details of the Bank’s employee benefit plans, such as the disclosure of pension and other benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgement in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of future assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the future assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

Total deferred tax assets related to the Bank’s unused income tax losses from operations arising in prior years were $756 million as at October 31, 2013 (October 31, 2012 - $800 million). The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $279 million (2012 -$326 million). The amount related to unrecognized tax losses is $34 million, which will expire as follows: $4 million in 2020 and beyond and $30 million have no fixed expiry date.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Note 29 on pages 166 to 167 of the 2013 Consolidated Financial Statements contains further details with respect to the Bank’s provisions for income taxes.

Special purpose entities

In the normal course of business, the Bank enters into arrangements with special purpose entities (SPEs) on behalf of its customers and for its own purposes. These SPEs can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided on pages 46 and 47 in the off-balance sheet arrangements section.

Management is required to exercise judgement to determine whether a SPE should be consolidated. This evaluation involves understanding the arrangements, determining whether the entity is considered a SPE and determining whether the Bank controls the SPE based on the following factors:

•	whether the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operations;
•

whether the Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers;

•	whether the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risk incident to the activities of the SPE; or
•	whether the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the SPE operates and the amount and timing of future cash flows.

Management is required to exercise judgement to determine if a change in control event has occurred. In applying the guidance under IFRS, the Bank considers the following events to be indicators that a change in control may have occurred: changes to the SPE’s governing documents or contractual arrangements; the Bank or third parties disposing some or all of its interest to unrelated parties; or new interests issued to the Bank or third parties.

During 2013, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduit SPEs.

As described in Note 14 to the Consolidated Financial Statements (on pages 150 to 152) and in the discussion of off-balance sheet arrangements (on pages 46 and 47), the Bank does not control the two Canadian-based multi-seller asset-backed commercial paper (ABCP) conduits that it sponsors and they are not required to be consolidated on the Bank’s Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank’s Consolidated Statement of Financial Position.

Goodwill

For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGU) that are expected to benefit from the particular acquisition.

Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. The CGU to which goodwill has been allocated is aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including market risk, credit risk, operational risk, and other relevant business risks for each CGU. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or

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value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value an appropriate valuation model is used which considers various factors including normalized net income, price earnings multiples and control premium. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Significant judgment is applied in determining the recoverable amounts of the CGU and assessing whether certain events or circumstances constitute objective evidence of impairment.

Goodwill was assessed for annual impairment based on the methodology as at July 31, 2013, and no impairment was determined to exist.

Indefinite life intangible assets

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment.

The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. Value in use method is used by the Bank to determine the recoverable amount of the intangible asset. In determining value in use, an appropriate valuation model is used which considers factors such as management-approved cash flow projections, discount rate and terminal growth rate. An impairment loss is recognized if the carrying amount of the intangible asset exceeds its recoverable amount. Impairment losses recognized in prior periods are reassessed at each reporting period for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the intangible asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.

The recoverable amount is significantly impacted by the discount rate and the terminal value. Significant judgment is applied in determining the intangible asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Intangible assets were assessed for annual impairment as at July 31, 2013, and no impairment was determined to exist.

Provisions

According to IFRS, the Bank should recognize a provision if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not.

Litigation and other

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Off-balance sheet credit risks

The provisions for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

Effective November 1, 2013

The IASB issued a number of new or amended standards that are effective for the Bank as of November 1, 2013. The Bank has completed its assessment phase and will be able to meet the requirements of the new standards, reporting for the first quarter of 2014.

Employee Benefits

IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method currently used by the Bank) and requires the value of the surplus/deficit of the defined benefit plans to be recorded on balance sheet, with actuarial gains and losses to be recognized immediately in other comprehensive income (OCI). In effect, the plan net surplus/deficit position would be reflected on the Bank’s Consolidated Statement of Financial Position. Amounts recorded in OCI would not be recycled through the Bank’s Consolidated Statement of Income. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will also be changing directly due to the changes in the actuarial gains and losses. The standard will be effective for the Bank as of November 1, 2013, and is applied retrospectively.

On November 1, 2012, the Bank’s net benefit liability was $1,163 million. When the new standard is implemented retrospectively, the net benefit liability at November 1, 2012, will increase by $1,228 million to $2,391 million. In addition, there will be an increase in deferred tax assets of $318 million, and a net decrease in equity of $910 million. The decrease to equity is comprised of reductions in accumulated other comprehensive income and retained earnings after-tax of $723 million and $187 million respectively. At October 31, 2013, the Bank’s net benefit liability was $1,000 million under the current standard but is estimated to increase to $1,549 million under the new standard.

The benefit expense under the new standard for fiscal 2013 is estimated to be $395 million compared to $301 million under the current standard. (2012 new standard - $292 million compared to $238 million under the current standard).

Consolidation

The following new and amended guidance relates to consolidated financial statements:

IFRS 10, Consolidated Financial Statements; and

IFRS 12, Disclosure of Interests in Other Entities

IFRS 10 replaces the consolidation guidance in IAS 27, Separate Financial Statements. It introduces a single, principle based control model for all entities as a basis for determining which entities are consolidated and sets out the requirements for the preparation of consolidated financial statements. Under IFRS 10, control results from an investor having: (1) power over the relevant activities of the investee; (2) exposure or rights to variable returns from its involvement with the investee; and (3) the ability to use its power over the investee to affect the amount of the returns. The standard also provides additional clarity and guidance on the role of a principal or agent in determination of control. The standard is applied retrospectively allowing for certain practical exceptions and transitional relief.

On adoption of IFRS 10, the Bank expects to deconsolidate certain trusts through which the Bank issues regulatory capital instruments. The impact as at November 1, 2012 and November 1, 2013 will be a reclassification of $777 million and $743 million respectively, from Non-controlling interests capital instrument equity holders to Deposits-Business and government. Other than this reclassification, the adoption of the standard will not have a material impact on the Bank’s assets or liabilities.

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IFRS 12 broadens the definition of interests in other entities and requires enhanced disclosures on both consolidated entities and unconsolidated entities with which the Bank is involved. The standard also requires certain additional disclosures for unconsolidated Bank-sponsored entities. The adoption of IFRS 12 will not have a significant impact on the Bank’s consolidated financial statements.

Joint Arrangements

IFRS 11, Joint Arrangements, addresses inconsistencies in the reporting of joint arrangements by eliminating proportionate consolidation as a method to account for jointly controlled entities and improves the accounting of joint arrangements by introducing a principle-based approach that requires a party to the joint arrangement to recognize its rights and obligations from the arrangement, rather than its legal form (as is currently the case). The adoption of this standard will have no material impact on the Bank’s assets and liabilities.

Fair Value Measurement

IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a single framework for measuring fair value, and provides additional disclosure requirements for fair value used across all IFRS standards. The Bank does not expect the adoption of this standard to have a significant impact on how we determine fair value but is expected to result in additional quantitative and qualitative disclosures. Some of these additional disclosures will be required at interim reporting and some at year-end. The standard will be applied prospectively.

Disclosures – Offsetting Financial Assets and Financial Liabilities

IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Liabilities, provides new disclosures requiring the Bank to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The Bank expects the adoption of this standard will result in additional disclosures.

Effective November 1, 2014 and beyond

Levies

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is to be applied retrospectively and is effective for the Bank November 1, 2014. While the interpretation determines the timing of the recognition, it does not change the measurement of the amount to be recognized. The Bank is currently assessing the impact of adopting this interpretation.

Investment Entities

The IASB issued amendments, effective November 1, 2014, to IFRS 10, IFRS 12, and IAS 27 which requires a parent that is an investment entity to measure its investments in subsidiaries at fair value through profit or loss, instead of consolidating subsidiaries in its consolidated financial statements. The Bank is currently assessing the impact of adopting this amendment.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

This amendment to IAS 39, Financial Instruments: Recognition and Measurement, adds a limited exception to IAS 39 to allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws and regulation, if specific conditions are met. This amendment is effective for the Bank November 1, 2014. The Bank is currently assessing the impact of adopting this amendment.

Presentation

Amendment to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities. This amendment is effective for the Bank November 1, 2014. The Bank is currently assessing the impact of adopting this amendment.

Disclosures for Non-financial Assets

Amendment to IAS 36, Impairment of Assets, provides new disclosure requirements relating to the measurement of the recoverable amount of impaired assets as a result of issuing IFRS 13, Fair Value Measurement. This amendment is effective for the Bank November 1, 2014. The Bank is currently assessing the impact of adopting this amendment.

Financial Instruments

IFRS 9, Financial Instruments, will replace the guidance in IAS 39, Financial Instruments: Recognition and Measurements and will be completed and implemented in three separate phases, which includes classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting. Accounting for macro hedging will be issued as a separate standard. On November 19, 2013, IFRS 9 was formally amended to remove the January 1, 2015 effective date, in line with the decision made in the July 2013 IASB meeting. The IASB also tentatively decided at its November 2013 meeting, that the mandatory effective date of IFRS 9 will be no earlier than annual periods beginning on or after 1 January 2017. The Bank continues to monitor all of these developments and continues to assess the impact.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Bank actively monitors these and other developments and is working to ensure business impacts, if any, are minimized.

For detailed discussion on regulatory development related to capital and liquidity requirements please refer to page 35 and page 75 respectively.

On December 14, 2012, the Federal Reserve Bank in the U.S. issued proposed rules to implement the enhanced prudential standards and early remediation requirements of section 165 and 166 of the Dodd-Frank Act for foreign banking organization and foreign non-bank financial companies. The overall intent of the proposal is to strengthen the regulation of the U.S. operations of foreign banking organizations. The Bank is currently reviewing the proposal and the potential impact on its U.S. operations. The comment period for the proposal ended on April 30, 2013 and the effective date is expected to be July 2015.

Related party transactions

Transactions with key management personnel

Compensation of the Bank Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the Chief Executive Officer (CEO), all direct reports of the CEO and the Chief Financial Officer.

T58 Compensation of the Bank key management personnel

($ millions)	2013	2012
Salaries and cash incentives(1)	$20	$20
Equity-based payment(2)	34	31
Pension and other benefits(1)	2	1
Total	$56	$52

(1)	Expensed during the year
(2)	Awarded during the year

Directors can use some of all of their director fees earned to buy common shares of the Bank at market rates through the Directors’ Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Commencing in fiscal 2004, the Bank no longer grants stock options to non-officer directors. Refer to Note 28 – Share-based payments for further details of these plans.

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Loans and deposits of key management personnel

T59 Loans and deposits of key management personnel

($ millions)	2013	2012
Loans	$1	$2
Deposits	$12	$15

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $3.5 million as at October 31, 2013, (2012 – $4.3 million), while actual utilized amounts were $1.3 million (2012 – $1.6 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations or terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows:

T60 Transactions with associates and joint ventures

As at and for the year ended October 31 ($ millions)	2013	2012
Net income	$20	$21
Loans	511	451
Deposits	287	572
Guarantees and commitments	$58	$49

The Bank manages assets of $1.7 billion (October 31, 2012 – $1.7 billion) which is a portion of the Scotiabank principal pension plan assets and earns $4 million (October 31, 2012 – $3 million) in fees.

Oversight and governance

The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in GAAP. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.

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SUPPLEMENTARY DATA*

Geographic information

T61 Net income by geographic segment

	2013						2012						2011

For the fiscal years ($ millions)	Canada	U.S.	Mexico	Peru	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Other Inter- national	Total
Net interest income	$5,699	$480	$1,048	$895	$3,342	$11,464	$4,762	$542	$846	$832	$3,144	$10,126	$4,613	$579	$879	$647	$2,382	$9,100
Net fee and commission revenues	4,588	459	452	416	1,226	7,141	4,227	422	416	376	1,004	6,445	4,014	395	409	343	744	5,905
Net income from investments in associated corporations	239	–	4	5	659	907	214	–	3	4	377	598	219	–	1	–	377	597
Other operating income	905	286	122	72	955	2,340	1,489	275	58	23	986	2,831	825	171	46	16	926	1,984
Provision for credit losses	472	38	130	246	410	1,296	515	20	89	180	348	1,152	621	(12)	145	85	297	1,136
Operating expenses	6,372	464	1,049	628	3,223	11,736	5,715	412	878	587	2,915	10,507	5,483	441	869	520	2,269	9,582
Provision for income taxes	973	195	61	166	522	1,917	879	290	28	156	374	1,727	626	264	73	138	234	1,335
Net income	$3,614	$528	$386	$348	$2,027	$6,903	$3,583	$517	$328	$312	$1,874	$6,614	$2,941	$452	$248	$263	$1,629	$5,533
Corporate adjustments(1)						(206)						(148)						(203)
						$6,697						$6,466						$5,330
Net income attributable to:
Non-controlling interests						275						223						149
Preferred shareholders						217						220						216
Common shareholders						$6,205						$6,023						$4,965

(1)	The adoption of the standard on business combinations results in a change in the definition of net income to exclude non-controlling interests.

T62 Loans and acceptances by geography(1)

	IFRS			CGAAP		Percentage mix

As at October 31 ($ billions)	2013	2012	2011	2010	2009	2013	2012
Canada
Atlantic provinces	$15.1	$17.3	$15.7	$17.0	$15.7	3.6%	4.7%
Quebec	23.7	22.3	20.5	17.7	16.0	5.7	6.1
Ontario	148.3	123.9	109.7	101.7	96.0	35.7	34.0
Manitoba and Saskatchewan	13.0	11.5	10.4	6.6	6.2	3.1	3.2
Alberta	42.9	36.8	33.9	21.7	20.3	10.3	10.1
British Columbia	48.8	39.7	36.1	21.1	18.8	11.7	10.9
	291.8	251.5	226.3	185.8	173.0	70.1	69.0
U.S.	20.0	20.7	16.7	21.1	22.0	4.8	5.7
Mexico	12.9	10.7	10.3	10.1	9.7	3.1	2.9
Other International
Latin America	36.8	33.0	28.5	23.4	21.5	8.9	9.1
Europe	6.4	6.0	8.7	6.5	12.9	1.5	1.7
Caribbean and Central America	27.0	25.3	17.8	18.8	15.6	6.5	6.9
Other	21.1	17.2	21.1	17.0	15.1	5.1	4.7
	91.3	81.5	76.1	65.7	65.1	22.0	22.4
	$416.0	$364.4	$329.4	$282.7	$269.8	100.0%	100.0%
Total allowance for loan losses(2)	$(3.3)	$(3.0)	$(2.7)	$(1.4)	$(1.4)
Total loans and acceptances net of allowance for loan losses	$412.7	$361.4	$326.7	$281.3	$268.4

(1)	2011 and 2012 have been restated to reflect the exclusion of deposits with non-bank financial institutions previously classified as loans to conform to the current period presentation. Periods prior to 2011 reflect balances as at September 30, and General Allowances as at October 31.
(2)	Under IFRS, total allowance includes a collective allowance on performing loans ($1,272 million in 2013).

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T63 Gross impaired loans by geographic segment

	IFRS			CGAAP

As at October 31 ($ millions)	2013(1)	2012(1)	2011(1)	2010	2009
Canada	$1,022	$1,182	$1,168	$1,276	$1,258
U.S.	184	139	8	179	408
Mexico	223	145	152	250	238
Peru	326	266	230	219	194
Other International	1,946	1,850	1,797	2,497	1,841
Total	$3,701	$3,582	$3,355	$4,421	$3,939

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

T64 Provision against impaired loans by geographic segment

	IFRS			CGAAP

For the fiscal years ($ millions)	2013	2012	2011	2010	2009
Canada	$472	$515	$621	$712	$804
U.S.	38	20	(12)	(13)	192
Mexico	130	89	145	168	185
Peru	246	180	85	104	102
Other International	410	348	297	352	290
Total	$1,296	$1,152	$1,136	$1,323	$1,573

T65 Cross-border exposure to select countries(1)

As at October 31 ($ millions)	Loans	Trade	Interbank deposits	Government and other securities	Investment in subsidiaries and affiliates	Other		2012 Total
							2013 Total
Asia
China	$3,065	$3,925	$138	$453	$291	$55	$7,928	$6,164
Hong Kong	871	325	210	272	–	117	1,795	1,185
India	1,966	1,711	5	220	–	25	3,928	3,767
Japan	186	57	24	391	–	110	768	1,581
Malaysia	870	74	–	394	286	2	1,626	1,449
South Korea	1,584	1,046	–	405	–	61	3,096	2,368
Thailand	14	67	417	51	1,921	2	2,472	2,004
Turkey	279	1,493	–	–	–	–	1,772	1,282
Other(2)	1,205	693	55	54	–	16	2,022	1,494
Total	$10,042	$9,392	$849	$2,240	$2,498	$388	$25,408	$21,294
Latin America
Brazil	$1,804	$2,158	$–	$159	$158	$8	$4,287	$3,636
Chile	3,034	452	168	14	2,639	100	6,407	5,800
Colombia	356	236	–	3	1,404	3	2,004	1,651
Mexico	1,989	310	–	111	2,700	36	5,145	5,158
Peru	1,663	346	–	–	2,560	12	4,582	4,035
Uruguay	156	24	–	–	296	–	475	448
Other	6	–	–	–	178	–	183	169
Total	$9,006	$3,527	$168	$288	$9,934	$160	$23,084	$20,897
Caribbean and Central America
Dominican Republic	$693	$186	$62	$13	$–	$3	$956	$747
Jamaica	110	3	–	–	483	–	596	610
Others(3)	1,640	68	13	–	291	–	2,011	2,863
Costa Rica	925	166	–	–	664	–	1,755	1,622
El Salvador	461	63	–	–	427	–	951	714
Panama	2,744	147	30	–	–	12	2,933	2,296
Total	$6,573	$632	$105	$13	$1,865	$15	$9,203	$8,852

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk. Totals may not add due to rounding.
(2)	Includes Indonesia, Macau, Singapore, Taiwan and Vietnam.
(3)	Includes other English and Spanish Caribbean countries, such as Bahamas, Barbados, British Virgin Islands, Trinidad & Tobago, Turks & Caicos.

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Credit Risk

T66 Loans and acceptances by type of borrower(1)

	2013

As at October 31 ($ billions)	Balance	% of total	2012	2011
Residential mortgages	$209.9	50.5%	$175.6	$161.7
Personal loans and credit cards	76.0	18.3	68.3	63.3
Personal	$285.9	68.8%	$243.9	$225.0
Financial services
Non-bank	$11.6	2.8%	$13.0	$8.9
Bank(2)	12.1	2.9	7.8	9.3
Wholesale and retail	14.1	3.4	13.4	11.0
Real estate and construction	14.2	3.4	12.2	11.3
Oil and gas	10.4	2.5	9.8	8.3
Transportation	7.8	1.9	8.1	7.4
Automotive	7.4	1.8	6.6	5.3
Agriculture	6.1	1.5	5.7	5.5
Hotels and leisure	3.4	0.8	3.6	3.5
Mining and primary metals	4.7	1.1	3.2	3.3
Utilities	4.4	1.0	5.3	4.6
Health care	3.6	0.9	3.5	3.6
Technology and media	5.3	1.3	5.2	4.8
Chemical	1.3	0.3	1.2	1.3
Food and beverage	3.1	0.7	2.5	2.7
Forest products	1.5	0.3	1.3	1.1
Other(3)	14.9	3.6	13.8	8.9
Sovereign(4)	4.2	1.0	4.3	4.1
Business and government	$130.1	31.2%	$120.5	$104.9
	$416.0	100.0%	$364.4	$329.9
Total allowance for loan losses	(3.3)		(3.0)	(2.7)
Total loans and acceptances net of allowance for loan losses	$412.7		$361.4	$327.2

(1)	Prior period amounts have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to Note 2 in the consolidated financial statements).
(2)	Deposit taking institutions and securities firms
(3)	Other relates to $6 billion in financing products, $1 billion in services and $1 billion in wealth management
(4)	Includes central banks, regional and local governments, and supra-national agencies

T67 Off balance-sheet credit instruments

	IFRS			CGAAP

As at October 31 ($ billions)	2013	2012	2011	2010	2009
Commitments to extend credit(1)	$118.8	$109.9	$104.7	$103.6	$104.5
Standby letters of credit and letters of guarantee	24.2	22.1	21.1	20.4	21.9
Securities lending, securities purchase commitments and other	28.3	16.2	14.2	14.0	12.7
Total	$171.3	$148.2	$140.0	$138.0	$139.1

(1)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T68 Changes in net impaired loans

For the fiscal years ($ millions)	2013	2012	2011
Gross impaired loans(1)
Balance at beginning of year	$3,582	$3,355	$3,668
Net additions(2)
New additions	2,863	2,825	2,790
Declassifications	(208)	(194)	–
Payments	(1,178)	(1,177)	(1,708)
Sales	(9)	(36)	–
	1,468	1,418	1,082
Writeoffs
Residential mortgages	(91)	(66)	(130)
Personal loans	(728)	(733)	(374)
Credit cards	(449)	(299)	(628)
Business and government	(201)	(200)	(192)
	(1,469)	(1,298)	(1,324)
Foreign exchange and other	120	107	(71)
Balance at end of year	$3,701	$3,582	$3,355
Allowance for credit losses on impaired loans
Balance at beginning of year	$1,609	$1,398	$1,377
Provision for credit losses:	1,296	1,252	1,076
Writeoffs	(1,469)	(1,298)	(1,324)
Recoveries by portfolio
Residential mortgages	40	30	55
Personal loans	179	185	71
Credit cards	113	76	152
Business and government	111	84	71
	443	375	349
Foreign exchange and other(3)	14	(118)	(80)
Balance at end of year	$1,893	$1,609	$1,398
Net impaired loans
Balance at beginning of year	$1,973	$1,957	$2,291
Net change in gross impaired loans	119	227	(313)
Net change in allowance for credit losses on impaired loans	(284)	(211)	(21)
Balance at end of year	$1,808	$1,973	$1,957
Collective allowance on performing loans	(1,272)	(1,272)	(1,224)
Balance, after deducting collective allowance on performing loans, at end of year	$536	$701	$733

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(2)	2011 information relating has been presented in aggregate for declassification, payments and sales in “payments”.
(3)	Includes $4 million transferred to/from other liabilities (2012 – $4 million, 2011 – $8 million).

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T69 Provision for credit losses

For the fiscal years ($ millions)	2013	2012	2011
Gross provisions	$1,837	$1,637	$1,653
Reversals	(98)	(110)	(168)
Recoveries	(443)	(375)	(349)
Net provisions for credit losses on impaired loans	1,296	1,152	1,136
Collective provision (reversals) on performing loans	–	100	(60)
Total net provisions for credit losses	$1,296	$1,252	$1,076

T70 Provisions for credit losses against impaired loans by type of borrower

For the fiscal years ($ millions)	2013	2012	2011
Residential mortgages	$117	$112	$176
Personal loans and credit cards	1,004	875	760
Personal	$1,121	$987	$936
Financial services
Non-bank	–	–	(7)
Bank	–	1	–
Wholesale and retail	36	30	23
Real estate and construction	43	25	29
Oil and gas	18	4	48
Transportation	(3)	5	43
Automotive	–	2	(2)
Agriculture	4	17	(1)
Hotels and leisure	9	10	6
Mining and primary metals	–	(1)	1
Utilities	10	2	3
Health care	5	13	4
Technology and media	6	7	16
Chemical	–	–	–
Food and beverage	2	(1)	3
Forest products	–	7	4
Other	42	41	30
Sovereign	3	3	–
Business and government	$175	$165	$200
Total provisions against impaired loans	$1,296	$1,152	$1,136

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T71 Impaired loans by type of borrower

	2013(1)			2012(1)

As at October 31 ($ millions)	Gross	Allowance for credit losses	Net	Gross	Allowance for credit losses	Net
Residential mortgages	$1,270	$338	$932	$1,301	$341	$960
Personal loans and credit cards	1,046	994	52	861	807	54
Personal	$2,316	$1,332	$984	$2,162	$1,148	$1,014
Financial services
Non-bank	3	–	3	2	–	2
Bank	2	1	1	1	1	–
Wholesale and retail	151	86	65	178	84	94
Real estate and construction	351	119	232	274	55	219
Oil and gas	81	55	26	58	41	17
Transportation	47	22	25	89	35	54
Automotive	8	3	5	9	3	6
Agriculture	76	34	42	102	31	71
Hotels and leisure	154	41	113	196	32	164
Mining and primary metals	15	7	8	14	5	9
Utilities	56	12	44	56	5	51
Health care	56	28	28	42	20	22
Technology and media	52	29	23	100	37	63
Chemical	–	–	–	–	–	–
Food and beverage	23	8	15	14	5	9
Forest products	12	9	3	15	10	5
Other	247	98	149	221	91	130
Sovereign	51	9	42	49	6	43
Business and government	$1,385	$561	$824	$1,420	$461	$959
Total	$3,701	$1,893	$1,808	$3,582	$1,609	$1,973

(1)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.

T72 Total credit risk exposures by geography(1)(2)

	2013					2012

	Non-Retail

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Retail	Total	Total
Canada	$58,348	$28,100	$29,499	$274,666	$390,613	$339,320
U.S.	54,548	19,467	30,213	138	104,366	94,784
Mexico	9,755	324	1,096	6,684	17,859	14,079
Peru	10,704	257	2,133	4,609	17,703	14,539
Other International
Europe	13,919	5,118	11,035	–	30,072	27,723
Caribbean and Central America	17,167	1,685	1,911	13,271	34,034	32,700
Latin America	18,686	937	1,705	10,528	31,856	27,773
Other	30,862	3,901	2,106	90	36,959	32,485
Total	$213,989	$59,789	$79,698	$309,986	$663,462	$583,403

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Amounts represent exposure at default.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T73 AIRB credit risk exposures by maturity(1)(2)

As at October 31 ($ millions)	2013				2012

Residual maturity	Drawn	Undrawn	Other exposures(3)	Total	Total
Non-retail
Less than 1 year	$108,156	$17,823	$47,740	$173,719	$138,958
One to 5 years	53,539	37,674	27,960	119,173	120,812
Over 5 years	6,136	1,270	1,613	9,019	9,746
Total non-retail	$167,831	$56,767	$77,313	$301,911	$269,516
Retail
Less than 1 year	$25,734	$13,591	$–	$39,325	$31,904
One to 5 years	166,712	–	–	166,712	145,232
Over 5 years	14,653	–	–	14,653	6,241
Revolving credits(4)	34,722	12,900	–	47,622	45,853
Total retail	$241,821	$26,491	$–	$268,312	$229,230
Total	$409,652	$83,258	$77,313	$570,223	$498,746

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes available-for-sale equities and other assets.
(2)	Exposure at default, before credit risk mitigation.
(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(4)	Credit cards and lines of credit with unspecified maturity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T74 Total credit risk exposures and risk-weighted assets

	2013						2012

	AIRB		Standardized(1)		Total		Total

As at October 31 ($ millions)	Exposure at Default(2)	Risk- weighted assets	Exposure at Default(2)	Risk- weighted assets	Exposure at Default(2)	Risk- weighted assets	Exposure at Default(2)	Risk- weighted assets
Non-retail
Corporate
Drawn	$78,107	$45,445	$38,102	$36,758	$116,209	$82,203	$112,974	$82,239
Undrawn	42,811	18,608	2,947	2,939	45,758	21,547	43,056	20,311
Other(3)	22,981	7,651	1,921	1,869	24,902	9,520	16,765	7,095
	143,899	71,704	42,970	41,566	186,869	113,270	172,795	109,645
Bank
Drawn	25,797	8,092	2,389	1,417	28,186	9,509	35,211	8,047
Undrawn	12,388	3,922	75	46	12,463	3,968	11,060	2,754
Other(3)	10,971	1,681	390	390	11,361	2,071	7,842	1,190
	49,156	13,695	2,854	1,853	52,010	15,548	54,113	11,991
Sovereign
Drawn	63,927	4,773	5,667	240	69,594	5,013	53,451	4,079
Undrawn	1,568	234	–	–	1,568	234	1,281	220
Other(3)	4,837	84	–	–	4,837	84	291	27
	70,332	5,091	5,667	240	75,999	5,331	55,023	4,326
Total Non-retail
Drawn	167,831	58,310	46,158	38,415	213,989	96,725	201,636	94,365
Undrawn	56,767	22,764	3,022	2,985	59,789	25,749	55,397	23,285
Other(3)	38,789	9,416	2,311	2,259	41,100	11,675	24,898	8,312
	$263,387	$90,490	$51,491	$43,659	$314,878	$134,149	$281,931	$125,962
Retail
Retail residential mortgages
Drawn	$188,395	$9,681	$21,186	$9,275	$209,581	$18,956	$175,114	$13,005
Undrawn	–	–	–	–	–	–	–	–
	188,395	9,681	21,186	9,275	209,581	18,956	175,114	13,005
Secured lines of credit
Drawn	18,241	4,802	–	–	18,241	4,802	18,404	4,701
Undrawn	12,856	1,419	–	–	12,856	1,419	11,759	1,267
	31,097	6,221	–	–	31,097	6,221	30,163	5,968
Qualifying retail revolving exposures (QRRE)
Drawn	15,174	7,105	–	–	15,174	7,105	14,414	6,444
Undrawn	12,900	1,672	–	–	12,900	1,672	11,613	1,397
	28,074	8,777	–	–	28,074	8,777	26,027	7,841
Other retail
Drawn	20,011	9,709	20,488	14,703	40,499	24,412	32,938	19,642
Undrawn	735	90	–	–	735	90	749	93
	20,746	9,799	20,488	14,703	41,234	24,502	33,687	19,735
Total retail
Drawn	241,821	31,297	41,674	23,978	283,495	55,275	240,870	43,792
Undrawn	26,491	3,181	–	–	26,491	3,181	24,121	2,757
	$268,312	$34,478	$41,674	$23,978	$309,986	$58,456	$264,991	$46,549
Securitization exposures	17,901	6,978	74	71	17,975	7,049	17,636	4,170
Trading derivatives	20,623	6,977	–	–	20,623	6,977	18,845	5,434
Subtotal	$570,223	$138,923	$93,239	$67,708	$663,462	$206,631	$583,403	$182,115
Equities	3,728	3,728	–	–	3,728	3,728	3,155	3,155
Other assets	–	–	55,910	22,250	55,910	22,250	41,514	17,197
Total credit risk, before scaling factor	$573,951	$142,651	$149,149	$89,958	$723,100	$232,609	$628,072	$202,467
Add-on for 6% scaling factor(4)		8,331				8,331		7,499
Total credit risk	$573,951	$150,982	$149,149	$89,958	$723,100	$240,940	$628,072	$209,966

(1)	Net of specific allowances for credit losses.
(2)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.
(3)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(4)	Basel Committee imposed scaling factor (6%) on risk-weighted assets for Internal ratings-based credit risk portfolios.

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Revenues and Expenses

T75 Volume/rate analysis of change in net interest income

TEB(1)

($ millions)	Increase (decrease) due to change in: 2013 versus 2012			Increase (decrease) due to change in: 2012 versus 2011(2)
	Average	Average	Net	Average	Average	Net
	volume	rate	change	volume	rate	change
Net interest income
Total earning assets	$2,685	$(1,019)	$1,666	$1,529	$(233)	$1,296
Total interest-bearing liabilities	972	(667)	305	657	(346)	311
Change in net interest income	$1,713	$(352)	$1,361	$872	$113	$985
Assets

Deposits with banks	$(6)	$(2)	$(8)	$67	$(55)	$12
Trading assets	21	(25)	(4)	8	(12)	(4)
Securities purchased under resale agreements	73	(104)	(31)	58	(58)	–
Investment securities	149	(192)	(43)	20	36	56
Loans:
Residential mortgages	1,492	(573)	919	483	(401)	82
Personal loans and credit cards	476	151	627	232	395	627
Business and government	480	(274)	206	661	(138)	523
Allowance for credit losses
Total loans	2,448	(696)	1,752	1,376	(144)	1,232
Total earning assets	$2,685	$(1,019)	$1,666	$1,529	$(233)	$1,296

Liabilities

Deposits:
Personal	$556	$(301)	$255	$114	$(173)	$(59)
Business and government	217	(121)	96	384	(22)	362
Banks	22	(38)	(16)	36	19	55
Total deposits	795	(460)	335	534	(176)	358
Obligations related to securities sold under repurchase agreements	112	(89)	23	163	(255)	(92)
Subordinated debentures	21	(63)	(42)	23	(11)	12
Capital instrument liabilities	(49)	10	(39)	(19)	12	(7)
Other interest bearing liabilities	93	(65)	28	(44)	84	40
Total interest bearing liabilities	$972	$(667)	$305	$657	$(346)	$311

(1)	Refer to non-GAAP measures on page 17. Totals may not add due to rounding.
(2)	Prior period amounts have been restated to conform with current year presentation.

T76 Provision for income taxes

For the fiscal years ($ millions)	2013	2012	2011	2013 versus 2012
Income taxes
Provision for income taxes	$1,763	$1,580	$1,423	12%
Taxable equivalent adjustment(1)	312	288	287	8
Provision for income taxes (TEB)(1)	2,075	1,868	1,710	11

Other taxes
Payroll taxes	277	247	222	12
Business and capital taxes	274	248	183	11
Harmonized sales tax and other	268	252	263	6
Total other taxes	819	747	668	10
Total income and other taxes (TEB)(1)(2)	$2,894	$2,615	$2,378	11%
Net income before income taxes	$8,460	$8,046	$6,753	5%
Effective income tax rate (%)	20.8	19.6	21.1	1.2
Effective income tax rate (TEB)(1) (%)(3)	23.7	22.4	24.3	1.3
Total tax rate (%)(4)	27.8	26.5	28.2	1.3

(1)	Taxable equivalent basis. Refer to the non-GAAP measures on page 17.
(2)	Comprising $1,736 million of Canadian taxes (2012 – $1,555 million; 2011 – $1,398 million) and $1,158 million of foreign taxes (2012 – $1,060 million; 2011 – $968 million).
(3)	Provision for income tax (TEB) as a percentage of net income before income taxes.
(4)	Total income and other taxes as a percentage of net income before income and other taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

T77 Assets under administration and management

($ billions)	2013	2012	2011	2010(1)
Assets under administration
Personal
Retail brokerage	$132.9	$117.6	$108.1	$87.7
Investment management and trust	85.2	79.9	72.6	68.8
	218.1	197.5	180.7	156.5
Mutual funds	106.8	82.2	73.5	38.8
Institutional	52.9	48.3	43.5	32.8
Total	$377.8	$328.0	$297.7	$228.1

Assets under management
Personal	$29.7	$24.3	$18.4	$14.3
Mutual funds	96.5	73.8	67.7	33.2
Institutional	19.3	16.6	16.6	6.0
Total	$145.5	$114.7	$102.7	$53.5

(1)	As at November 1, 2010.

T78 Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2013	2012	2011
Audit services	$24.4	$20.7	$18.9
Audit-related services	1.2	0.5	1.4
Tax services outside of the audit scope	0.1	0.1	0.1
Other non-audit services	0.4	0.5	0.5
Total	$26.1	$21.8	$20.9

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MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

Selected Quarterly Information

T79 Selected quarterly information

	2013				2012

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income	2,881	2,930	2,784	2,771	2,580	2,567	2,481	2,375
Net interest income (TEB(1))	2,884	2,935	2,787	2,775	2,584	2,572	2,484	2,380
Non-interest revenue	2,535	2,593	2,438	2,411	2,284	2,945	2,223	2,246
Non-interest revenue (TEB(1))	2,609	2,667	2,517	2,481	2,354	3,017	2,289	2,309
Total revenue	5,416	5,523	5,222	5,182	4,864	5,512	4,704	4,621
Total revenue (TEB(1))	5,493	5,602	5,304	5,256	4,938	5,589	4,773	4,689
Provision for credit losses	329	314	343	310	321	402	264	265
Operating expenses	2,949	2,984	2,841	2,813	2,713	2,618	2,565	2,507
Provision for income taxes	435	457	437	434	311	441	415	413
Provision for income taxes (TEB(1))	512	536	519	508	385	518	484	481
Net income	1,703	1,768	1,601	1,625	1,519	2,051	1,460	1,436
Net income attributable to common shareholders	1,573	1,649	1,479	1,504	1,398	1,946	1,336	1,343
Operating performance
Basic earnings per share ($)	1.31	1.38	1.24	1.27	1.20	1.70	1.18	1.23
Diluted earnings per share ($)	1.30	1.37	1.23	1.25	1.18	1.69	1.15	1.20
Adjusted diluted earnings per share(1)(2)($)	1.31	1.39	1.24	1.27	1.20	1.70	1.16	1.22
Return on equity(1)(%)	15.7	17.0	16.2	16.6	16.4	24.6	18.6	19.8
Productivity ratio (%)(TEB(1))	53.7	53.3	53.6	53.5	54.9	46.9	53.7	53.5
Core banking margin (%)(TEB(1))	2.32	2.34	2.31	2.30	2.35	2.33	2.37	2.25
Financial position information ($ billions)
Cash and deposits with financial institutions(3)	53.3	52.2	55.2	53.1	47.3	54.1	59.3	45.4
Trading assets	96.5	101.8	104.3	104.5	87.6	93.8	94.2	88.1
Loans(3)	402.2	397.2	394.7	388.6	352.5	346.7	336.3	333.0
Total assets	743.8	742.6	754.2	736.4	668.0	670.0	659.7	637.1
Deposits(3)	516.6	506.0	517.9	512.6	463.6	461.0	460.9	451.6
Common equity	40.6	39.1	38.0	36.8	35.3	32.4	30.6	28.1
Preferred shares	4.1	4.4	4.4	4.4	4.4	4.4	4.4	4.4
Assets under administration(1)	377.8	360.5	362.6	352.1	328.0	315.4	318.2	310.8
Assets under management(1)	145.5	134.6	135.2	130.6	114.7	108.7	108.7	106.0
Capital measures(4)
Common Equity Tier 1 ratio (%)	9.1	8.9	8.6	8.2	N/A	N/A	N/A	N/A
Tier 1 capital ratio (%)	11.1	11.0	10.7	10.3	13.6	12.6	12.2	11.4
Total capital ratio (%)	13.5	13.8	13.6	13.5	16.7	14.4	14.0	13.2
Tangible common equity to risk-weighted assets(1)(%)	11.1	10.9	10.4	10.1	11.3	10.2	9.4	8.5
Asset to capital multiple	17.1	17.1	17.5	17.3	15.0	17.2	17.5	17.7
Risk-weighted assets ($ billions)	288.2	282.3	280.7	280.1	253.3	252.4	252.9	253.1
Credit quality
Net impaired loans ($ millions)(5)	1,808	1,854	1,788	1,902	1,973	2,032	1,999	1,806
Allowance for credit losses ($ millions)	3,273	3,205	3,212	3,097	2,969	2,862	2,713	2,750
Net impaired loans as a % of loans and acceptances(5)	0.44	0.45	0.44	0.48	0.55	0.57	0.58	0.53
Provision for credit losses as a % of average loans and acceptances (annualized)(3)	0.32	0.31	0.35	0.32	0.36	0.46	0.31	0.32
Common share information
Share price ($) (TSX)
High	64.10	60.15	61.84	59.20	55.00	54.89	57.18	56.95
Low	57.35	55.10	56.33	52.30	51.24	50.25	50.22	47.54
Close	63.39	58.01	58.09	58.65	54.25	52.35	54.80	51.53
Shares outstanding (millions)
Average – Basic	1,204	1,198	1,193	1,186	1,166	1,142	1,134	1,091
Average – Diluted	1,210	1,207	1,213	1,204	1,184	1,160	1,168	1,125
End of period	1,209	1,203	1,198	1,192	1,184	1,146	1,141	1,103
Dividends per share ($)	0.62	0.60	0.60	0.57	0.57	0.55	0.55	0.52
Dividend yield(6)(%)	4.1	4.2	4.1	4.1	4.3	4.2	4.1	4.0
Market capitalization ($ billions) (TSX)	76.6	69.8	69.6	69.9	64.3	60.0	62.5	56.8
Book value per common share ($)	33.57	32.51	31.73	30.85	29.76	28.29	26.78	25.49
Market value to book value multiple	1.9	1.8	1.8	1.9	1.8	1.9	2.0	2.0
Price to earnings multiple (trailing 4 quarters)	12.2	11.4	10.7	11.0	10.2	10.3	12.1	10.8

(1)	Refer to page 17 for a discussion of non-GAAP measures.
(2)	Amount for 2012 have been restated to reflect the current period definition. Refer to non-GAAP measures on page 17 for definition.
(3)	Amount and related ratios for 2012 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 2 in the consolidated financial statements).
(4)	Effective November 1, 2012 regulatory capital ratios are determined in accordance with Basel III rules on an all-in basis (Refer to page 38). Comparative amounts for prior periods were determined in accordance with Basel II rules and have not been restated.
(5)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(6)	Based on the average of the high and low common share price for the period.

Scotiabank Annual Report  2013      99

MANAGEMENT’S DISCUSSION AND ANALYSIS

Eleven-Year Statistical Review

T80 Consolidated Statement of Financial Position

	IFRS

As at October 31 ($ millions)	2013	2012	2011
Assets
Cash and deposits with financial institutions(1)	$53,338	$47,337	$38,723
Precious metals	8,880	12,387	9,249
Trading assets
Securities	84,196	74,639	62,192
Loans	11,225	12,857	13,607
Other	1,068	100	–
	96,489	87,596	75,799
Financial assets designated at fair value through profit or loss	106	197	375
Securities purchased under resale agreements and securities borrowed(1)	82,533	66,189	47,181
Derivative financial instruments(1)	24,503	30,338	37,322
Investment securities	34,303	33,361	30,176
Loans
Residential mortgages	209,865	175,630	161,685
Personal and credit cards	76,008	68,277	63,317
Business and government(1)	119,550	111,549	96,743
	405,423	355,456	321,745
Allowance for credit losses	3,273	2,969	2,689
	402,150	352,487	319,056
Other
Customers’ liability under acceptances	10,556	8,932	8,172
Property and equipment	2,228	2,260	2,504
Investments in associates	5,294	4,760	4,434
Goodwill and other intangible assets	10,704	8,692	7,639
Deferred tax assets	1,780	1,936	2,214
Other assets(1)	10,924	11,572	11,579
	41,486	38,152	36,542
	$743,788	$668,044	$594,423
Liabilities
Deposits
Personal	$171,048	$138,051	$133,025
Business and government(1)	312,487	291,361	262,934
Financial institutions(1)	33,019	34,178	25,376
	516,554	463,590	421,335
Other
Acceptances	10,556	8,932	8,172
Obligations related to securities sold short	24,977	18,622	15,450
Derivative financial instruments	29,255	35,299	40,236
Obligations related to securities sold under repurchase agreements and securities lent(1)	77,508	56,968	38,216
Subordinated debentures	5,841	10,143	6,923
Capital instruments	650	1,358	2,003
Other liabilities	31,896	31,753	29,848
	180,683	163,075	140,848
	697,237	626,665	562,183
Equity
Common equity
Common shares	14,516	13,139	8,336
Retained earnings	25,315	21,978	18,421
Accumulated other comprehensive income (loss)	545	(31)	(497)
Other reserves	193	166	96
Total common equity	40,569	35,252	26,356
Preferred shares	4,084	4,384	4,384
Total equity attributable to equity holders of the Bank	44,653	39,636	30,740
Non-controlling interests
Non-controlling interests in subsidiaries	1,155	966	626
Capital instrument equity holders	743	777	874
Total equity	46,551	41,379	32,240
	$743,788	$668,044	$594,423

(1)	Amounts for 2012 and 2011 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (Refer to Note 2 of the Consolidated Financial Statements).

100      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

T81 Consolidated Statement of Income

	IFRS

For the year ended October 31 ($ millions)	2013	2012(1)	2011(1)
Revenue
Interest income
Loans	$17,358	$15,605	$14,373
Securities	995	1,041	986
Securities purchased under resale agreements and securities borrowed	190	221	221
Deposits with financial institutions	279	287	275
	18,822	17,154	15,855
Interest expense
Deposits	6,282	5,947	5,589
Subordinated debentures	339	381	369
Capital instruments	93	132	138
Other	742	691	745
	7,456	7,151	6,841
Net interest income	11,366	10,003	9,014
Net fee and commission revenues	6,939	6,274	5,727
Other operating income	3,038	3,424	2,569
Total revenue	21,343	19,701	17,310
Provision for credit losses	1,296	1,252	1,076
Operating expenses	11,587	10,403	9,481
Income before taxes	8,460	8,046	6,753
Income tax expense	1,763	1,580	1,423
Net income	$6,697	$6,466	$5,330
Net income attributable to non-controlling interests	$275	$223	$149
Non-controlling interests in subsidiaries	244	198	91
Capital instrument equity holders	31	25	58
Net income attributable to equity holders of the Bank	$6,422	$6,243	$5,181
Preferred shareholders	217	220	216
Common shareholders	$6,205	$6,023	$4,965
Earnings per common share (in dollars):
Basic	$5.19	$5.31	$4.63
Diluted	$5.15	$5.22	$4.53

(1)	Amounts have been restated to include the impact of the change in presentation of deposits with financial institutions and cash collateral on securities borrowed (Refer to Note 2 of the Consolidated Financial Statements).

Scotiabank Annual Report  2013      101

MANAGEMENT’S DISCUSSION AND ANALYSIS

T80 Consolidated Balance Sheet – CGAAP

	CGAAP

As at October 31 ($ millions)	2010	2009
Assets
Cash resources	$46,027	$43,278
Securities
Trading	64,684	58,067
Available-for-sale	47,228	55,699
Investment	–	–
Equity accounted investments	4,651	3,528
	116,563	117,294
Securities purchased under resale agreements	27,920	17,773
Loans
Residential mortgages	120,482	101,604
Personal and credit cards	62,548	61,048
Business and government	103,981	106,520
	287,011	269,172
Allowance for credit losses	2,787	2,870
	284,224	266,302
Other
Customers’ liability under acceptances	7,616	9,583
Derivative instruments(1)	26,852	25,992
Land, buildings and equipment	2,450	2,372
Other assets(1)	15,005	13,922
	51,923	51,869
	$526,657	$496,516
Liabilities and shareholders’ equity
Deposits
Personal	$128,850	$123,762
Business and government	210,687	203,594
Banks	22,113	23,063
	361,650	350,419
Other
Acceptances	7,616	9,583
Obligations related to securities sold under repurchase agreements	40,286	36,568
Obligations related to securities sold short	21,519	14,688
Derivative instruments(1)	31,990	28,806
Other liabilities(1)	28,947	24,682
	130,358	114,327

Subordinated debentures	5,939	5,944
Capital instrument liabilities	500	500
Shareholders’ equity
Preferred shares	3,975	3,710
Common shareholders’ equity
Common shares and contributed surplus	5,775	4,946
Retained earnings	21,932	19,916
Accumulated other comprehensive income (loss)	(4,051)	(3,800)
Total common shareholders’ equity	23,656	21,062
Total equity attributable to equity holders of the Bank	27,631	24,772
Non-controlling interests	579	554
Total shareholders’ equity	28,210	25,326
	$526,657	$496,516

(1)	Amounts for years prior to 2004 have not been reclassified to conform with current period presentation for derivative accounting as the information is not readily available.

102      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2008	2007	2006	2005	2004	2003

$37,318	$29,195	$23,376	$20,505	$17,155	$20,581

48,292	59,685	62,490	50,007	43,056	42,899
38,823	28,426	–	–	–	–
–	–	32,870	23,285	15,576	20,141
920	724	142	167	141	152
88,035	88,835	95,502	73,459	58,773	63,192
19,451	22,542	25,705	20,578	17,880	22,648

115,084	102,154	89,590	75,520	69,018	61,646
50,719	41,734	39,058	34,695	30,182	26,277
125,503	85,500	76,733	62,681	57,384	64,313
291,306	229,388	205,381	172,896	156,584	152,236
2,626	2,241	2,607	2,469	2,696	3,217
288,680	227,147	202,774	170,427	153,888	149,019

11,969	11,538	9,555	7,576	7,086	6,811
44,810	21,960	12,098	12,867	15,488	15,308
2,449	2,061	2,103	1,836	1,823	1,944
14,913	8,232	7,893	6,777	7,119	6,389
74,141	43,791	31,649	29,056	31,516	30,452
$507,625	$411,510	$379,006	$314,025	$279,212	$285,892

$118,919	$100,823	$93,450	$83,953	$79,020	$76,431
200,566	161,229	141,072	109,389	94,125	93,541
27,095	26,406	29,392	24,103	22,051	22,700
346,580	288,458	263,914	217,445	195,196	192,672

11,969	11,538	9,555	7,576	7,086	6,811
36,506	28,137	33,470	26,032	19,428	28,686
11,700	16,039	13,396	11,250	7,585	9,219
42,811	24,689	12,869	13,004	16,002	14,758
31,063	21,138	24,799	18,983	13,785	14,145
134,049	101,541	94,089	76,845	63,886	73,619

4,352	1,710	2,271	2,597	2,615	2,661
500	500	750	750	2,250	2,500

2,860	1,635	600	600	300	300

3,829	3,566	3,425	3,317	3,229	3,141
18,549	17,460	15,843	14,126	13,239	11,747
(3,596)	(3,857)	(2,321)	(1,961)	(1,783)	(1,074)
18,782	17,169	16,947	15,482	14,685	13,814
21,642	18,804	17,547	16,082	14,985	14,114
502	497	435	306	280	326
22,144	19,301	17,982	16,388	15,265	14,440
$507,625	$411,510	$379,006	$314,025	$279,212	$285,892

Scotiabank Annual Report  2013      103

MANAGEMENT’S DISCUSSION AND ANALYSIS

T81 Consolidated Statement of Income – CGAAP

	CGAAP

For the year ended October 31 ($ millions)	2010	2009
Interest income
Loans	$12,171	$13,973
Securities	4,227	4,090
Securities purchased under resale agreements	201	390
Deposits with banks	292	482
	16,891	18,935
Interest expenses
Deposits	6,768	8,339
Subordinated debentures	289	285
Capital instrument liabilities	37	37
Other	1,176	1,946
	8,270	10,607
Net interest income	8,621	8,328
Provision for credit losses	1,239	1,744
Net interest income after provision for credit losses	7,382	6,584
Other income	6,884	6,129
Net interest and other income	14,266	12,713
Non-interest expenses
Salaries and employee benefits	4,647	4,344
Other(1)	3,535	3,575
	8,182	7,919
Income before income taxes	6,084	4,794
Provision for income taxes	1,745	1,133
Net income	$4,339	$3,661
Net income attributable to non-controlling interests	$100	$114
Net income attributable to equity holders of the Bank	4,239	3,547
Preferred shareholders	201	186
Common shareholders	$4,038	$3,361
Average number of common shares outstanding (millions):
Basic	1,032	1,013
Diluted	1,034	1,016
Earnings per common share (in dollars):(2)
Basic	$3.91	$3.32
Diluted	$3.91	$3.31
Dividends per common share (in dollars)	$1.96	$1.96

(1)	Other non-interest expenses include a loss on disposal of subsidiary operations in 2003 of $31 million.
(2)	The calculation of earnings per share is based on full dollar and share amounts.

104      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2008	2007	2006	2005	2004	2003

$15,832	$13,985	$11,575	$9,236	$8,480	$9,073
4,615	4,680	4,124	3,104	2,662	2,859
786	1,258	1,102	817	594	872
1,083	1,112	881	646	441	442
22,316	21,035	17,682	13,803	12,177	13,246

12,131	10,850	8,589	5,755	4,790	5,222
166	116	130	134	112	139
37	53	53	53	164	182
2,408	2,918	2,502	1,990	1,410	1,735
14,742	13,937	11,274	7,932	6,476	7,278
7,574	7,098	6,408	5,871	5,701	5,968
630	270	216	230	390	893
6,944	6,828	6,192	5,641	5,311	5,075
4,302	5,392	4,800	4,529	4,320	4,015
11,246	12,220	10,992	10,170	9,631	9,090

4,109	3,983	3,768	3,488	3,452	3,361
3,187	3,011	2,675	2,555	2,410	2,370
7,296	6,994	6,443	6,043	5,862	5,731
3,950	5,226	4,549	4,127	3,769	3,359
691	1,063	872	847	786	777
$3,259	$4,163	$3,677	$3,280	$2,983	$2,582
$119	$118	$98	$71	$75	$160
3,140	4,045	3,579	3,209	2,908	2,422
107	51	30	25	16	16
$3,033	$3,994	$3,549	$3,184	$2,892	$2,406

987	989	988	998	1,010	1,010
993	997	1,001	1,012	1,026	1,026

$3.07	$4.04	$3.59	$3.19	$2.87	$2.38
$3.05	$4.01	$3.55	$3.15	$2.82	$2.34
$1.92	$1.74	$1.50	$1.32	$1.10	$0.84

Scotiabank Annual Report  2013      105

MANAGEMENT’S DISCUSSION AND ANALYSIS

T82 Consolidated Statement of Changes in Equity

	IFRS

For the year ended October 31(1) ($ millions)	2013	2012	2011
Common shares:
Balance at beginning of year	$13,139	$8,336	$5,750
Issued	1,377	4,803	2,586
Purchased for cancellation	–	–	–
Balance at end of year	$14,516	$13,139	$8,336
Retained earnings
Balance at beginning of year (CGAAP)	–	–	21,932
IFRS adjustment	–	–	(6,248)
Balance at beginning of year (IFRS)	21,978	18,421	15,684
Adjustments	–	–	–
Net income attributable to common shareholders of the Bank(4)	6,205	6,023	4,965
Dividends: Preferred(5)	–	–	–
Common	(2,858)	(2,493)	(2,200)
Purchase of shares and premium on redemption	1	8	–
Other	(11)	19	(28)
Balance at end of year	$25,315	$21,978	$18,421
Accumulated other comprehensive income (loss)
Balance at beginning of year (CGAAP)	–	–	(4,051)
IFRS adjustment	–	–	4,320
Balance at beginning of year (IFRS)	(31)	(497)	269
Cumulative effect of adopting new accounting policies	–	–	–
Other comprehensive income (loss)	576	466	(766)
Balance at end of year	$545	$(31)	$(497)
Other reserves(7):
Balance at beginning of year	166	96	25
Share-based payments	36	38	46
Other	(9)	32	25
Balance at end of year	$193	$166	$96
Total common equity	$40,569	$35,252	$26,356
Preferred shares
Balance at beginning of year	4,384	4,384	3,975
Net income attributable to preferred shareholders of the Bank(4)	217	220	216
Preferred dividends(5)	(217)	(220)	(216)
Issued	–	–	409
Redeemed	(300)	–	–
Balance at end of year	$4,084	$4,384	$4,384
Non-controlling interests
Balance at beginning of year (CGAAP)	–	–	579
IFRS adjustment	–	–	936
Balance at beginning of year (IFRS)	1,743	1,500	1,515
Net income attributable to non-controlling interests	244	198	154
Distributions to non-controlling interests	(145)	(159)	(181)
Effect of foreign exchange and others	56	204	12
Balance at end of year	$1,898	$1,743	$1,500
Total equity at end of year	$46,551	$41,379	$32,240

(1)	Amounts for periods after 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS). Amounts for 2010 and prior periods have been prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP).
(2)	Relates to the adoption of new financial instruments accounting standards under CGAAP.
(3)	Relates to the adoption of new stock-based compensation accounting standard under CGAAP.
(4)	Under CGAAP, net income attributable to preferred shareholders was included in retained earnings.
(5)	Under IFRS, preferred dividends are recorded as a reduction to preferred shareholders’ equity. Under CGAAP, dividends are a reduction to retained earnings.
(6)	Relates to the adoption of the new accounting standard for impairment and classification of financial instruments under CGAAP.
(7)	Under CGAAP, amounts represents Contributed Surplus.

T83 Consolidated Statement of Comprehensive Income

	IFRS

For the year ended October 31(1) ($ millions)	2013	2012	2011
Net income	$6,697	$6,466	$5,330
Other comprehensive income (loss), net of income taxes:
Net change in unrealized foreign currency translation gains (losses)	346	149	(697)
Net change in unrealized gains (losses) on available-for-sale securities	110	151	(169)
Net change in gains (losses) on derivative instruments designated as cash flow hedges	93	116	105
Other comprehensive income from investments in associates	20	25	–
Other comprehensive income (loss)	569	441	(761)
Comprehensive income	$7,266	$6,907	$4,569
Comprehensive income attributable to:
Common shareholders of the Bank	$6,784	$6,489	$4,199
Preferred shareholders of the Bank	217	220	216
Non-controlling interests in subsidiaries	234	173	96
Capital instrument equity holders	31	25	58
	$7,266	$6,907	$4,569

(1)	Amounts for periods after 2010 have been prepared in accordance with International Financial Reporting Standards. Amounts for 2010 and prior periods have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

106      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007		2006		2005	2004	2003

$4,946	$3,829	$3,566	$3,425		$3,316		$3,228	$3,140	$3,002
804	1,117	266	184		135		172	117	163
–	–	(3)	(43)		(26)		(84)	(29)	(25)
$5,750	$4,946	$3,829	$3,566		$3,425		$3,316	$3,228	$3,140

19,916	18,549	17,460	15,843		14,126		13,239	11,747	10,398
–	–	–	–		–		–	–	–
–	–	–	–		–		–	–	–
–	–	–	(61	)(2)	(25	)(3)	–	–	–
4,239	3,547	3,140	4,045		3,579		3,209	2,908	2,422
(201)	(186)	(107)	(51)		(30)		(25)	(16)	(16)
(2,023)	(1,990)	(1,896)	(1,720)		(1,483)		(1,317)	(1,110)	(849)
–	–	(37)	(586)		(324)		(973)	(290)	(201)
1	(4)	(11)	(10)		–		(7)	–	(7)
$21,932	$19,916	$18,549	$17,460		$15,843		$14,126	$13,239	$11,747

(3,800)	(3,596)	(3,857)	(2,321)		(1,961)		(1,783)	(1,074)	102
–	–	–	–		–		–	–	–
–	–	–	–		–		–	–	–
–	595 (6)	–	683		–		–	–	–
(251)	(799)	261	(2,219)		(360)		(178)	(709)	(1,176)
$(4,051)	$(3,800)	$(3,596)	$(3,857)		$(2,321)		$(1,961)	$(1,783)	$(1,074)

–	–	–	–		1		1	1	–
25	–	–	–		(1)		–	–	1
–	–	–	–		–		–	–	–
$25	$–	$–	$–		$–		$1	$1	$1
$23,656	$21,062	$18,782	$17,169		$16,947		$15,482	$14,685	$13,814

3,710	2,860	1,635	600		600		300	300	300
–	–	–	–		–		–	–	–
–	–	–	–		–		–	–	–
265	850	1,225	1,035		–		300	–	–
–	–	–	–		–		–	–	–
$3,975	$3,710	$2,860	$1,635		$600		$600	$300	$300

554	502	N/A	N/A		N/A		N/A	N/A	N/A
–	–	–	–		–		–	–	–
–	–	–	–		–		–	–	–
100	114	N/A	N/A		N/A		N/A	N/A	N/A
(35)	(36)	N/A	N/A		N/A		N/A	N/A	N/A
(40)	(26)	N/A	N/A		N/A		N/A	N/A	N/A
$579	$554	$502	$497		$435		$306	$280	$326
$28,210	$25,326	$22,144	$19,301		$17,982		$16,388	$15,265	$14,440

CGAAP

2010	2009	2008	2007	2006	2005	2004	2003
$4,339	$3,661	$3,259	$4,163	$3,677	$3,280	$2,983	$2,582

(591)	(1,736)	2,368	(2,228)	(360)	(178)	(709)	(1,176)
278	894	(1,588)	(67)	–	–	–	–
62	43	(519)	76	–	–	–	–
–	–	–	–	–	–	–	–
(251)	(799)	261	(2,219)	(360)	(178)	(709)	(1,176)
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102	$2,274	$1,406

$3,787	$2,562	$3,294	$1,775	$3,189	$3,006	$2,183	$1,230
201	186	107	51	30	25	16	16
100	114	119	118	98	71	75	160
–	–	–	–	–	–	–	–
$4,088	$2,862	$3,520	$1,944	$3,317	$3,102	$2,274	$1,406

Scotiabank Annual Report  2013      107

MANAGEMENT’S DISCUSSION AND ANALYSIS

T84 Other statistics

	IFRS

For the year ended October 31(1)	2013	2012	2011
Operating performance
Basic earnings per share ($)	5.19	5.31	4.63
Diluted earnings per share ($)	5.15	5.22	4.53
Return on equity (%)(2)	16.4	19.7	20.3
Productivity ratio (%)(TEB(2))	53.5	52.0	53.9
Return on assets (%)	0.89	0.98	0.91
Core banking margin (%)(TEB(2))	2.32	2.32	2.32
Net interest margin on total average assets (%)(TEB(2))	N/A	N/A	N/A
Capital measures(3)
Common Equity Tier 1 ratio (%)	9.1	N/A	N/A
Tier 1 capital ratio (%)	11.1	13.6	12.2
Total capital ratio (%)	13.5	16.7	13.9
Tangible common equity to risk-weighted assets(2)(%)	11.1	11.3	9.6
Assets to capital multiple	17.1	15.0	16.6
Common share information
Share price ($) – TSX:
High	64.10	57.18	61.28
Low	52.30	47.54	49.00
Close	63.39	54.25	52.53
Number of shares outstanding (millions)	1,209	1,184	1,089
Dividends per share ($)	2.39	2.19	2.05
Dividend yield (%)(4)	4.1	4.2	3.7
Price to earnings multiple(5)	12.2	10.2	11.3
Book value per common share ($)	33.57	29.76	24.20
Other information
Average total assets ($ millions)	748,822	659,535	586,101
Number of branches and offices	3,330	3,123	2,926
Number of employees	83,874	81,497	75,362
Number of automated banking machines	8,471	7,341	6,260

(1)	Financial ratios and amounts for periods after 2010 have been prepared in accordance with International Financial Reporting Standards (IFRS). Financial ratios and amounts for 2010 and prior periods have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Capital measures for 2011 have not been restated for IFRS as they represent the actual amounts in that period for regulatory purposes.
(2)	Refer to page 17 for a discussion of non-GAAP measures.
(3)	Effective November 1, 2012, regulatory capital ratios are determined in accordance with Basel III rules as an all-in basis (refer page 38). Comparative amounts for period, 2012-2007 were determined in accordance with Basel II rules. Amounts prior to 2007 were determined in accordance with Basel I rules and have not been restated.
(4)	Based on the average of the high and low common share price for the year.
(5)	Based on the closing common share price.

108      2013  Scotiabank Annual Report

MANAGEMENT’S DISCUSSION AND ANALYSIS    |    SUPPLEMENTARY DATA

CGAAP

2010	2009	2008	2007	2006	2005	2004	2003

3.91	3.32	3.07	4.04	3.59	3.19	2.87	2.38
3.91	3.31	3.05	4.01	3.55	3.15	2.82	2.34
18.3	16.7	16.7	22.0	22.1	20.9	19.9	17.6
51.8	53.7	59.4	53.7	55.3	56.3	56.9	55.9
0.84	0.71	0.72	1.03	1.05	1.06	1.05	0.89
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
1.73	1.68	1.75	1.89	1.95	2.00	2.10	2.16

N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
11.8	10.7	9.3	9.3	10.2	11.1	11.5	10.8
13.8	12.9	11.1	10.5	11.7	13.2	13.9	13.2
9.7	8.3	6.6	7.4	8.3	9.3	9.7	8.8
17.0	16.6	18.0	18.2	17.1	15.1	13.8	14.4

55.76	49.19	54.00	54.73	49.80	44.22	40.00	33.70
44.12	23.99	35.25	46.70	41.55	36.41	31.08	22.28
54.67	45.25	40.19	53.48	49.30	42.99	39.60	32.74
1,043	1,025	992	984	990	990	1,009	1,011
1.96	1.96	1.92	1.74	1.50	1.32	1.10	0.84
3.9	5.4	4.3	3.4	3.3	3.3	3.1	3.0
14.0	13.6	13.1	13.2	13.7	13.5	13.8	13.8
22.68	20.55	18.94	17.45	17.13	15.64	14.56	13.67

515,991	513,149	455,539	403,475	350,709	309,374	283,986	288,513
2,784	2,686	2,672	2,331	2,191	1,959	1,871	1,850
70,772	67,802	69,049	58,113	54,199	46,631	43,928	43,986
5,978	5,778	5,609	5,283	4,937	4,449	4,219	3,918

Scotiabank Annual Report  2013      109

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Report on Internal Control Over Financial Reporting

The management of The Bank of Nova Scotia (the Bank) is responsible for establishing and maintaining adequate internal control over financial reporting, and have designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by The International Accounting Standards Board.

Management has used the Internal Control – Integrated Framework (1992) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of the Bank’s internal control over financial reporting as of October 31, 2013, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Brian Porter	Sean McGuckin
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Toronto, Canada

December 6, 2013

Report of Independent Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Bank of Nova Scotia’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on The Bank of Nova Scotia’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Bank of Nova Scotia maintained, in all material respects, effective internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of The Bank of Nova Scotia as at October 31, 2013 and October 31, 2012 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2013 and notes, comprising a summary of significant accounting policies and other explanatory information, and our report dated December 6, 2013 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 6, 2013

110      2013  Scotiabank Annual Report